Form 20-F/A
MYCOBIOTECH LTD
filed 2003-02-10
CIK 1203457

As filed with the Securities and Exchange Commission on October __, 2002
                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                 Amendment No. 1
         (Mark one)

[x] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[  ] Annual report pursuant to Section 13 or 15(d) of the Securities  Exchange
     Act of 1934

                  For the fiscal year ended __________________

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

              For the transition period from _________ to _________

                         Commission file number 0-50083

                                MYCOBIOTECH LTD.
              -----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                    Singapore
                  ---------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

       12 Science Park Drive, #04-01 The Mendel, Singapore Science Park 1,
                                Singapore 118225
        ------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                  Please send copies of all communications to:
                              Hank Vanderkam, Esq.
                               Vanderkam & Sanders
                             1301 Travis, Suite 1200
                              Houston, Texas 77002
                                 (713) 547-8900

         Securities registered or to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class             Name of Each Exchange On Which Registered
              None                                       None

     Securities  registered or to be registered pursuant to Section 12(g) of the
Act: Common Stock

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of October 20, 2002, the Registrant had outstanding 25,593,548 ordinary shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes No X

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17         Item 18 X
                ------            ------

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

      Yes       No     N/A X
         -----    ----    ----

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management.

Directors.

The Board of Directors is entrusted with responsibility for the overall management of MycoBiotech Ltd (the "Company"). Information regarding the Directors is listed below:

        Name                       Address                                       Position
        --------                 ------------                                  -------------

        Dr Kok Kheng Tan         5B Bright Hill Drive, Singapore 579596       Chairman of the Board and
                                                                              Chief Executive Officer

        Prof Chin Tiong Tan      52 Kingsmead Road, Singapore 267996          Director

        Victor Ang               1 Siglap Road #04-14, Singapore 448906       Director

        Dr.Alfred Wee Tiong Loh  85 Namly Place, Singapore 267237             Director

        David Soo Theng Lua      442A Dunearn Road,                           Director
                                 Singapore 289616

        Jin Soon Tan             41 Jalan Sembilang, Singapore 576884         Director


Senior Management.

The day-to-day operations of the Company are entrusted to the Chief Execuitve Officer and an experienced and qualified team of Executive Officers responsible for the different functions of the Group. The particulars of the Executive Officers are set out below:

          Name                           Address                                Position

       John Edward Smith           17 Queensberry Avenue, Bearsden,     Chief Scientific Officer
                                   Glasgow G61 3LR, Scotland, UK

       Eugene Lim                  35 Jasmine Road, Singapore 576594    Group Company Secretary and
                                                                        Chief Financial Officer

       Yevindra Sepala Ilangakoon  17, Bicknor Close, Canterbury, Kent  Chief Operating
                                   CT2 7UB, England                     Officer-Europe


       Richard Poh Pheng Chia      30 Cedar Avenue                      General Manager B Marketing
                                   Singapore 349708                    (Nutraceuticals And
                                                                        Functional Foods)

       Ronald Han Kiang Ang        77 Nim Road, #02-03 Nim Gardens,     General Manager B Marketing
                                   Singapore 807586                     (Mushrooms)


       Franklin Leong Tian Chong   118 Serangoon North Ave 1 #03-229,   Group Accounts Manager
                                   Singapore 550118

       Rajive Goonewardena         19 Seletar West Farmway 5
                                   Singapore 798057                     Senior Manager - Production
                                                                        & Technical Support

       Thye Aun Yong               62 Kasai Road, Singapore 808309       Senior   Manager  B  Mushroom
                                                                         Production

Scientific Advisory Board.

The Company has established a Scientific Advisory Board comprising scientists and clinicians with academic and commercial experience in mycology and biotechnology especially in the area of drug discovery, development and clinical use.

The board reviews and evaluates the Company=s research and development programs, advises on scientific and clinical strategy, monitors scientific progress and helps identify and assess new project areas.

The members of our Scientific Advisory Board are:

Prof. John Edward Smith DSc, FRSE (Chairman) Dr. Raymond Chang, MD, FACP Dr. Jong Shung-Chang, DSc Professor Gloria Lim, DSc
Dr. David Moore, DSc, FLS Professor Solomon P Wasser, DSc

B. Advisers.

Vanderkam & Sanders, 1301 Travis St. Ste. 1200, Houston, TX 77002 act as U.S. counsel for the Company.

C. Auditors.

The audits as of December 31, 2001 and 2000 and related statements for December 31, 2001, 2002 and 1999 and conversion to US GAAP were performed by Thomas Leger & Co., 1235 N. Loop W., Ste. 907, Houston, TX 77008. They are members of the American Institute of Certified Public Accountants.

Item 2. Offer Statistics and Expected Timetable.

No Disclosure Necessary.

Item 3. Key Information.

A.   Selected Financial Data


                                                    Years Ended December 31,               Unaudited

                                             2001         2000           1999         1998           1997
                                             ----         ----           ----         ----           ----

                                           US `000      US `000        US `000       US `000       US `000

Average Exchange Rate of Singapore          1.7917       1.7239         1.6929        1.6490         1.6490
Dollars

STATEMENT OF OPERATIONS

Net Sales                                    3,456         3,707         1,256         2,567         3,653
Cost of Sales                               (3,312)       (2,478)         (684)       (1,215)       (2,214)
                                            -------       -------       -------       -------       -------
Gross Profit                                   144         1,229           572         1,352         1,439
Operating Expenses                          (3,211)       (2,992)       (1,137)       (2,117)       (1,554)
                                            -------       -------       -------       -------       -------
Loss from Operations                        (3,067)       (1,763)         (565)         (765)         (115)
Other income / (expenses)                     (732)          (37)          (72)          532            87
                                            -------       -------       -------       -------       -------
Net loss before taxes                       (3,799)       (1,800)         (637)         (233)          (28)
Taxation                                         0            44            31             -             -
Net loss after tax                          (3,799)       (1,844)         (668)         (233)          (28)
Comprehensive income (loss)                    102            65           (62)            -             -
                                            -------       -------       -------            -             -
Comprehensive loss                          (3,697)       (1,779)         (730)         (233)          (28)
                                            =======       =======       =======       =======       =======
Loss per common share                        (0.23)        (0.14)         (.07)         (.02)            -
                                            =======       =======       =======       =======       =======

Basic Weighted average shares
outstanding                             15,768,929    13,035,298    10,706,728    10,000,000      10,000,000
                                        ==========    ==========    ==========    ==========      ==========

                                                                                           Unaudited

Average Exchange Rate of Singapore         US `000      US `000        US `000       US `000        US `000
Dollars
                                            1.8445       1.7331         1.6655       1.6490         1.6490

BALANCE SHEET DATA:
Working Capital (deficit)                    (374)         (141)          (80)       (1,642)           (926)
Total assets                                2,515         3,714         1,618           474           1,887
Long term debts                               211         2,098         2,157         1,024           1,569
Shareholders' deficit                         (49)         (734)       (1,781)       (2,656)         (2,422)

     The exchange rate between the U.S. dollar and the Singapore dollar for each of the past six months is as follows:

                     High         Low                      High        Low
                    ------       -----                    ------      ------
  September, 2002  1.78065     1.74545     June, 2002     1.79270    1.76374
  August, 2002     1.77226     1.74723     May, 2002      1.80695    1.78706
  July, 2002       1.77096     1.73029     April, 2002    1.84673    1.80481

  B. Capitalization and Indebtedness.

  The following table sets forth the debt and capitalization of the Company as of September 30, 2002 . The data set forth below should be read in conjunction with the other financial information included elsewhere in this Registration Statement. See "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                               US$
  Common Stock . 54 par                                 $14,865,787
  Paid in Capital                                         3,002,782
  Retained Earnings Deficit                             (17,099,285)
  Accumulated Other Comprehensive Income                    132,124
  Unsecured convertible bonds                                33,785
  Grant                                                      39,847
  Long-term lease obligation                                  8,984
  Liabilities & shareholders' deficit                    $2,480,021

  C. Reasons for the Offer and Use of Proceeds.

  No Disclosure Necessary.

  D. Risk Factors.

  The Company is subject to a number of risks and uncertainties. If any of the following considerations and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

  SOUTHEAST ASIA RISKS

  ECONOMIC RISK OF SOUTHEAST ASIA

  The economies of Southeast Asia remain weak as a result of the currency crisis of 1999 which led to a recession in the region. In addition, with a soft US economy, and the US technology meltdown, international exports, the economic engine of the region have been significantly affected, further depressing the regions economy. Because Southeast Asia, and Singapore, in particular, is the major markets for our products, the weak economy has impacted our sales as the Company's products are more a discretionary item then a food staple. The weak economy of the region is a significant factor in the decline in our sales, and until the "economy" of the region recovers, will impact future sales.

  POLITICAL RISKS OF SOUTHEAST ASIA

  Although the political environment in Singapore is stable, there is significant political instability in the region. Since the fall of the government of Indonesia, the Indonesian political situation has been completely unstable. Malaysia, although reasonably stable, faces various internal challenges. In addition, the rise of Muslim extremist has further complicated the political landscape as both Malaysia and Indonesia are Muslim countries. Because Singapore is surrounded by Muslim countries, both of whom are battling Muslim extremist, and because of the unstable political situation in Indonesia, there is no guaranty that this instability will not spill over into Singapore, our principal market. This could have a significant negative impact on our sales. Furthermore, since Indonesia and Malaysia supply the majority of our mushrooms a disruption of this supply could also significantly decrease our sales.

  Financial Risks

  We incurred accelerating net operating losses of $729,834, $1,778,838 and $3,697,585 for FY 1999, FY 2000 and FY 2001, respectively. In addition, we have a loss of $2,095,434 for the first nine months of 2002. Because of these losses our audit opinions have been qualified on a going concern basis. Furthermore, our revenue for the year ended December 31, 2001 declined by 6.8% from our revenues for the year ended December 31, 2000, although our revenues for the first nine months of 2002 totalled $ 2,651,861, a slight increase from the $2,627,344 the first nine months of 2001. In addition, our gross profit margins declined from 33.16% for the year ended December 31, 2001 to 4.18% for the year ended December 31, 2001 and to 8.98% for the nine months ended September 30, 2002.

  WE WILL REQUIRE FINANCING

  Because we have been unprofitable, and we are uncertain when, if ever we will generate earnings and cash flow and we are dependent upon the proceeds of future equity offerings or other financing to implement our business plan and to finance our working capital requirements. Monthly direct operating expenses average $268,000 and monthly indirect operating expenses average $239,000 a month. While we have recently completed a rights issue to shareholders, we will need to seek additional financing of at least $5,000,000. Upon completion of this registration we anticipate an offering either in Singapore or in the U.S. of our shares, as the company has insufficient liquidity to operate for the next six months. To the extent that we incur indebtedness or issue debt securities instead of a share offering, we will be subject to risks associated with incurring such indebtedness, including the risks that interest rates may fluctuate and that our cash flow may be insufficient to pay principal and interest on any such indebtedness. In addition because of our financial conditon, we are uncertain if financing will be available to us on commercially reasonable terms, or at all. If we are unable to obtain financing, our ability to continue operations could be adversely affected. We also may be precluded from the equity market. If we are unable to raise additional funds, we will be unable to continue business operations or pay our current liabilities.

  Business Risks

  WE FACE STRONG COMPETITION IN THE SALES OF OUR PRODUCTS

  The primary market for our products is Singapore where we have 40% of the mushroom market and one percent of the health food supplement market. Our mushrooms face stiff competition from the importation of Chinese grown mushrooms where the production costs are lower and from a panorama of health food supplements. Because of this competition, prices have been falling and our profit margins declining contributing to our overall loss. Our other market is the United Kingdom where we have less than a one-percent market share. Our competitors in Singapore are Kahsim, Be Fresh, Chan Kok Hong and MP Project. Our competitors in the United Kingdom are Liversey Brothers, TecFoods, Fruit of the Forest, and Smithy Mushrooms.

  WE FACE RISKS RELATED TO DISTRIBUTING AND SELLING FRESH MUSHROOMS

  Fresh mushrooms are perishable products which require special low-temperature handling equipment for storage and transportation. Mishandling of our fresh mushrooms can lead to spoilage and a loss of income . In a typical year, this loss amounts to approximately 5% of the mushroom cost. Furthermore, our business is executed on a credit basis. Hence the receipt of payments will depend on the creditworthiness and financial standing of our customers. While we keep our credit polices tight, we still incur losses of approximately 1% of the credit extended.

  WE FACE RISKS IN OPENING OVERSEAS MARKETS

  In the past, our operations have largely been confined to Singapore. As part of our business strategy, assuming the availability of capital, we intend to expand our business into other countries particularly Malaysia, England and Canada. However, in each of these countries we face intense competition from entities which have been in these markets for some time and are familiar with the neuances of each country, whereas we have no prior history in such markets. This could significantly effect our ability to grow in such markets, or to be profitable in such markets.

  WE ARE DEPENDENT ON THE PERFORMANCE OF OUR ASSOCIATED COMPANIES

  An associated company is a non-subsidiary in which our ownership is 50% or less but in whose financial and operating policy decisions we exercises significant influence. We enter into such arrangements because the other shareholder/investors provide the initial investment, working capital, and on site management while we contribute the technical knowhow and training. If we are unable to find partners for associated operations, we will not have the capital for expansion, or to continue to fund certain of our operations, and possibly even continue our business operations.

  WE ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS

  Because we sell fresh food products, we are subject to the normal govermental health regulations affecting fresh food, including labelling. To the extent our products are marketed as health foods or supplements, we are subject to various regulations which control any claims or benefits made on such products. While these regulations do not impose an economic risk, should more strenuous regulations be adoped in the future which would apply to our products, such could have an adverse economic impact by increasing our costs.

  OUR NEW PRODUCTS MAY NOT GAIN WIDESPREAD ACCEPTANCE

  We have developed a range of mushroom-based health foods and health food supplements for which there are no established markets. Many of our products are still under development and there can be no assurance that such products will be successfully developed or commercialized on a timely basis, or at all. Even if commercialized, there is no guarantee that such products will gain acceptance by consumers. The successful launch of our new products is dependent upon our ability to educate and create awareness of the potential benefits of such products among consumers and also the ability of our health products to suit the demands and needs of consumers. Our inability to achieve a significant level of market acceptance will negatively impact our profitability and financial position.

  AVAILABILITY  OF THE  MAIN  RAW  MATERIAL  WILL  AFFECT  OUR   PRODUCTION  AND
  PROFITABILITY

  Wood sawdust is the main raw material in our production of mushrooms under an artificial environment and constitutes 45% of our total material costs. Presently, we are not dependent on any single distributor for our supply of wood sawdust and our ability to switch to alternative suppliers allows us to take advantage of favorable pricing. Nevertheless, any shortage in the supply of wood sawdust will have a negative impact on our production output and consequently our profitability.

  WE ARE RELIANT ON DISTRIBUTORS

  We distribute some of our non-fresh food products through third-party distributors. Our agreements with these third-party distributors contains no minimum purchase requirements. Furthermore, these distributors were given exclusive marketing for a period of five years in a given geographic area Because these agreements are new, they have no proven track record with the company and we are reliant on their best efforts in selling our products. Because of the exclusivity and because of the newness of these arrangements, we are unable to predict the level of their sales success, if any. Therefore, there can be no assurance that we will be able to successfully maintain marketing, distribution or sales capabilities for these products.

  In addition we are launching a new line of MycoMed mushroom based health supplements through multi-level marketing. Our agreements with qualified distributors specifies only a low minimum purchase requirement. There is no guarantee that these distributors will actively sell the products or will continue to sell the products in either the medium or long term. This would negatively impact future sales and profits.

  WE ARE RELIANT ON CONTRACT MANUFACTURERS.

  Our Linzir range of products such as Lingzhi-shiitake capsules and extracts must be approved by the Singapore Ministry of Health before they can be sold in Singapore. We have appointed Beacon Chemicals Pte Ltd, a Ministry Of Health approved manufacturing company, to produce these products. We are dependent on this third-party production facility to ensure that the contents of these products meet the requirements of the Ministry Of Health, while maintaining product quality and acceptable manufacturing costs.

  Should this manufacturing relationship terminate or should any supplier not be able to satisfy our quality requirements, our supply for these goods will be affected, thus depriving us of a potential source of revenue.

  IT MAY BE DIFFICULT TO SERVE US WITH LEGAL PROCESS OR ENFORCE JUDGMENTS AGAINST US OR OUR MANAGEMENT.

  We are a Singapore holding company, and all or a substantial portion of our assets are located in Southeast Asia. In addition, all but one of our directors and officers are non-residents of the United States, and all or substantial portions of the assets of such individuals are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of Singapore, Malaysia or Indonesia would enforce:

     - judgements of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

     - in original actions brought in Singapore, Malaysia or Indonesia, for liabilities against us or non-residents based upon the securities laws of the United States or any state.

  SOME INFORMATION ABOUT US MAY BE UNAVAILABLE BECAUSE WE ARE NOT SUBJECT TO CERTAIN REPORTING REQUIREMENTS UNDER THE FOREIGN PRIVATE ISSUER RULES.

  We are a foreign private issuer within the meaning of the rules under the Securities and Exchange Act of 1934, as amended.("Exchange Act"). As such, we are not subject to certain provisions applicable to United States public companies, including:

     - the rules under the Exchange Act requiring the filing with the Securities & Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

     -    the  sections of the  Exchange  Act  regulating  the  solicitation  of
          proxies,   consents  or   authorizations  in  respect  of  a  security
          registered under the Exchange Act; and

     - the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing' trading transaction.

Because of these exemptions, investors are not provided the same information which is generally available concerning public companies organized in the United States.

Southeast Asia Risks

Item 4. Information on the Company.

A.   History and Development of the Company.

MycoBiotech Ltd is a group of companies involved in producing mushroom related health foods and health supplements, mushroom based food products, including fresh mushrooms, biopharmaceutical products and technology-based cultivation processes. Approximately ninety percent (90%) of our revenues are derived from the growing and marketing of fresh mushrooms.

The Company was incorporated under the Singapore Companies Act in Singapore on May 22, 1980 as a private company limited by shares under the name of Tan Mushroom Laboratories (Pte) Ltd. The name was subsequently changed to Everbloom Mushroom (Pte) Ltd in 1981, to Everbloom Biotechnology (Pte) Ltd in 1984 and to MycoBiotech Pte Ltd in November 1999. We changed the name again to MycoBiotech Limited on September 28, 2000 and became a public limited company. Our registered office address is 12 Science Park Drive #04-01, The Mendel Singapore Science Park 1, Singapore. In 1985, we incorporated another company, Everbloom Mushroom Pte Ltd ("Everbloom Mushroom"), to undertake mushroom cultivation while Everbloom Biotechnology focused on the R&D of the mushroom cultivation process as well as the medicinal properties of Shiitake mushroom.

In 1988 we incorporated a new subsidiary, Everbloom International Technology Pte. Ltd., to handle the worldwide licensing of our patented mushroom cultivation technology, the Everbloom Process. Everbloom Biotechnology was the holding company of Everbloom International Technology Pte. Ltd., and Everbloom Mushroom Pte Ltd.

In 1989 Everbloom Health Food Pte Ltd. was formed to conduct research and development of health food products and health food supplements.

Building on our experience in the cultivation of Shiitake mushroom under artificial conditions, we started to expand overseas in 1998. In December 1998, we incorporated two companies in the U.K, MycoTechnology Ltd UK and Mycoceuticals Ltd - UK, with the intention of growing and selling of exotic mushrooms and the manufacture and trading of mushroom-based nutraceuticals and functional foods respectively in the U.K and Europe.

In July 1999 MycoPharma was incorporated with the primary purpose of undertaking research and development of biopharmaceuticals and nutraceuticals products and the clinical trials of these products.

In August 2000 we incorporated Everbloom Mushroom (Kent) Ltd to operate the mushroom facility in Kent, England.

In September 2000, we invested into MedMyco Ltd, an Israeli Biotechnology company involved in the development and manufacturing of drugs and dietary supplements from edible and medicinal mushrooms.

In June 2001, we entered a 50:50 joint venture with 936450 Ontario Ltd and Horus Capital Ltd for the right to use our Mushroom Technology in North America. Everbloom Biotechnology (Canada) Ltd, is a holding company for companies set up to grow and sell exotic mushroom in North America, as well as sell health foods and health food supplements.

In 2002, the company acquired the intellectual property relating to the isolation and characterization of fungal growth hormones called Fungiflex and Fungiflex2 from Dr David Moore and Dr Lily Novak Frazer, two fungal developmental biologists from the University of Manchester, UK. The acquisition strengthens our knowledge-based of biopharmaceuticals and will assist in our research into and development of new fungicides.

  The following chart illustrates our current organizational structure.

--------------------------------------------------------------------------------


                                    [chart]

B. Business Overview

General

The Company was founded by Dr. Kok Kheng Tan to commercialize his research on technology-based production of Shiitake and other exotic mushrooms. This technology-based process uses a combination of specially formulated growing substance, principally a woodchip mixture and controlled environmental conditions.

Business and Growth Strategy

Our principal business is the cultivation and marketing of fresh mushrooms. This accounts for nearly 90% of our total sales.

Our secondary business is the promotion and sale of health foods and health supplements. We believe that there is a long-term global trend towards preventive medicine as opposed to curative medicine. Therefore there should be a growing market in the health food and health supplement sector. The relaxation of certain labelling laws, particularly in the United States, allowing for certain health claims to be labelled on health supplements should further drive growth in the sector.

Mushrooms have a long history of use in traditional Eastern (Chinese and Japanese) medicine, We will promote the potential benefits of mushroom-based health foods and health food supplements to an increasingly health conscious global population. The health supplement market alone was worth US$92billion in 2000.

Expansion of our business globally through joint ventures and acquisitions

To increase our customer base and expand our market, we have entered joint ventures or acquired companies that are synergistic to our mushroom related businesses in Asia. These are our English and Canadian ventures, although the Canadian businesses are not yet operational. We also hope to shift the production of mushrooms to low-cost regions in order to capitalise on the lower cost of raw material, labour and power. We will distribute mushrooms and mushroom-based products through our overseas subsidiaries or associated companies which are located in Canada, Malaysia, England, and Indonesia. Each of these companies will be responsible for the management of its profitability, geographical areas of distribution and network of distribution agents. MycoTechnology Ltd, UK is responsible for the distribution of mushrooms and Mycoceuticals Ltd, UK for health foods and health supplement in Europe. Everbloom Canada will be responsible for the Canadian and the North America markets for all products. In Malaysia the distribution of all products is undertaken by our associate company, Everbloom Nutraceuticals Malaysia. We intend to engage distributors with proven track records in the respective geographical areas to gain access to supermarkets, health specialty shops and pharmacies. Our Indonesia subsidiary, PT Randhoetatah Cemerlang will leverage on Indonesia's low cost structure to grow mushrooms and manufacture certain of our Company's products.

HEALTH FOODS AND HEALTH SUPPLEMENTS.

Overview

There are three regional markets targeted by the Company for mushroom-related health food and supplements in the year 2003; these are Singapore, Malaysia, and England. Subsquent targeted markets will include North America, Australia, Korea, Japan, Thailand and Philippines.

Current Products

Health Supplements

Presently we market three health supplements- Linzir capsules, Linzir Elixir extracts and Essence Of Shiitake. .
Linzir capsules contain concentrated extracts of Lingzhi and Shiitake mushrooms. Both Lingzhi and Shiitake mushrooms contain substances which have been found to enhance the bodies well being and provide certain health benefits.

Linzir Elixir is a liquid extract of the Lingzhi and Shiitake mushrooms blended with honey. It is targeted to consumers who prefer liquid to capsules. It essentially contains all the health benefits found in the Linzir capsules.

Essence of Shiitake is a concentrated liquid extract of Shiitake mushrooms hygienically packed, sterilised and sealed in a 2.5 oz glass bottle. It contains all the nutritional benefits of Shiitake mushrooms and has additional health benefits.

Health Foods

Our health foods may be summarised into six categories;

     1. Mushroom Crunchies which are snacks made of vacuum fried mushrooms in 50gm canisters or packs and are available in four flavours.

     2. Shiitake Superior Soups which are soups containing abalone, scallops and Shiitake mushrooms. Eight varieties have been formulated and commercialised for sale;

     3. Shiitake Herbal Soups which contain Shiitake mushrooms and traditional Chinese herbs doubled-boiled with chicken. Six varieties are commercially available;

     4. Shiitake Mushroom Sauces are pour-over sauces which combine Shiitake mushrooms with various other oriental and western sauces. Eight varieties are available commercially;

     5. Oriental Gourmet and Exotic Mushroom Soups which contain Shiitake mushrooms and other mushrooms with local flavours and ingredients. Eighteen varieties are available commercially.

     6. Mushroom Pickles are mushrooms preserved as pickles that are available in three varieties.

Sales and Marketing

We promote our health foods and health supplements by participating in trade fairs such as Vitafood International in Geneva, Natural Food Expo in England and the Natural Food Expo in the United States. We intend to raise our profile and increase the market exposure of our products by participating in additional trade shows and exhibitions as well as through publication of research findings and advertisements in selected journals and magazines in the field of science and biotechnology. We hope to place advertisements through the print media and broadcast media as well as stage special events and publicity programs and through our website, www.mycobiotech.com and www.mushroom-shop.com.

Although we have executed five distribution agreements, only one is producing any material revenue. That is the agency agreement between Everbloom Mushroom PTE LTD ("EM") with BAN CHOON MARKETING PTE LTD (BAN CHOON). BAN CHOON is controlled by Chin Hian Tan, the brother of Dr. Tan, our president and is a director of Everbloom Mushroom Pte Ltd., our subsidiary.

This agency agreement provides for BAN CHOON to be the exclusive distributor of certain products in the Singapore area. The agreement also provides for BAN CHOON to be reimbursed for all costs incurred in the marketing and distribution of the products, plus 20% of the net profit.

During 2001, sales through BAN CHOON totaled approximately $2,654,000 or approximately 77% of our total sales. Expenses reimbursed to BAN CHOON were approximately $505,000. Net income provided to the Company was approximately $67,700.

During 2000, sales through BAN CHOON totaled approximately $2,352,600 or approximately 72% of total sales. Expenses reimbursed to BAN CHOON were approximately $567,000. Net income provided to the Company was approximately $83,000.

Future Products

The following new products are scheduled to be launched within the next twelve months.

Lingzhi-Shiitake mushroom with Honey-Emulsion for kids. This is an extension product of the Linzir capsules but will be targeted to children.

Gano-X B. In capsule form, this is a pure Lingzhi mushroom extract product. It will be promoted as a health supplement that aids in lowering high blood pressure, fighting diabetes, and slowing the aging process.

Odorex B. In capsules form, this is an extract from the champignon mushroom. This product will be as a health supplement to eliminate body odour, bad breath and faecal smell.

Mushrooms

Overview

We are a producer of cultivated mushrooms using our patented technology called the Everbloom Process. The growing of mushrooms using traditional methods normally takes ten to twelve (12) months before harvest under natural climatic conditions. Unfortunately, the natural production method makes it difficult to control the supply year round. The process of shortening the growing period using a sawdust supplemented substrate under environmentally controlled conditions was successfully developed by Dr Tan in 1979 at the then University of Singapore under a research grant from the International Foundation for Science, Stockholm. This discovery was commercialized in 1980 by Everbloom Biotechnology (Pte) Ltd. The Everbloom cultivation process has been patented and proven to be thirteen times more productive than the cultivation of mushrooms under natural climate condition.

Our goal is to develop the Everbloom brand and a reputation for reliability and consistency in its quality. Our business model is to license the Everbloom process to growers who will grow mushrooms using our strains and stringent cultivation standards. This model releases our capital for other purposes while maintaining our control of the mushroom quality.

Products

Our primary product is the Shiitake mushroom. However, we also grow other mushrooms such as Nameko, Monkey Head and Pink and Yellow Oyster mushrooms. The sale of fresh mushrooms provides nearly ninety percent of our revenue.

Sales & Marketing

We target our fresh mushrooms to middle and upper income groups. We will concentrate our marketing efforts on providing more exposure of the benefits of mushrooms through cooking demonstrations, tasting sessions and the distribution of recipes at grocery chains. Our marketing message will focus on the health-enhancing qualities of mushrooms.

Sales efforts will be focused on locating distributors with proven track records. And, the Company will source and develop relationships with distributors who have access to national grocery chains.

Patents / Licenses / Contracts / Processes

We have developed and patented our sawdust-based mushroom cultivation process. We regard our copyrights, trade marks, trade secrets and other intellectual property as important to our success. We rely on a combination of patent, trademark laws and contractual restrictions to protect our proprietary rights in products and services. The following is the table of our patents:


A."Mushroom Cultivation"

                                                                        Publn/      Grant Date
          Country      Proprietor         Application    Application    Grant No.
                                          No.            Date
   ------ ------------ ----------------- -------------- -------------- ----------- -----------

    1.     US           MycoBiotech(1)     536260         29/9/1983      4542608     24/9/1985
   ------ ------------ ------------------ -------------- -------------- ----------- -----------
    2.     Sri Lanka    MycoBiotech(2)     9769           8/6/1987       9769        24/7/87
   ------ ------------ ------------------ -------------- -------------- ----------- -----------


B."Cultivation on Rubber Wood"
                                                                  Publn/ Grant
      Country      Proprietor       Application    Application    No.              Grant Date
                                    No.            Date
----- ------------ ---------------- -------------- -------------- ---------------- ------------

1.    US           MycoBiotech(1)   057335         2/6/1987       4833821          30/5/1989
----- ------------ ---------------- -------------- -------------- ---------------- ------------

2.    UK           MycoBiotech(2)   8923604.6      2/6/1987       2223922          5/12/1990
----- ------------ ---------------- -------------- -------------- ---------------- ------------

3.    Singapore    MycoBiotech(2)   9391282.2      1/12/1993      9391282.2        22/4/1994
----- ------------ ---------------- -------------- -------------- ---------------- ------------

4.    Malaysia     MycoBiotech(2)   PI9002102      2/6/1987       MY-104548A       30/4/1994
----- ------------ ---------------- -------------- -------------- ---------------- ------------


C."Cultivation with Thermal Shock"
                                                                                   Publn/
     Country        Proprietor         Application    Application     Grant        Grant Date
                                       No.            Date            No.
---- -------------- ------------------ -------------- --------------- ------------ -------------

1.   Singapore      MycoBiotech(2)     9391281-4      1/12/1993       9391281-4    17/5/1994
---- -------------- ------------------ -------------- --------------- ------------ -------------

2.   US             MycoBiotech(1)     277823         30/11/1988      4987698      29/1/1991
---- -------------- ------------------ -------------- --------------- ------------ -------------

3.   Philippines    MycoBiotech(2)     35335          2/6/1987        28576        7/11/1994
---- -------------- ------------------ -------------- --------------- ------------ -------------

4.   Canada         MycoBiotech(2)     538736         3/6/1987        1288371      3/9/1991
---- -------------- ------------------ -------------- --------------- ------------ -------------

5.   Australia      MycoBiotech(2)     73748/87       2/6/1987        604707       24/4/1991
---- -------------- ------------------ -------------- --------------- ------------ -------------

6.   UK             MycoBiotech(2)     8712904.5      2/6/1987        2191074      12/12/1990
---- -------------- ------------------ -------------- --------------- ------------ -------------

7.   New Zealand    MycoBiotech(2)     220531         2/6/1987        220531       10/7/1990
---- -------------- ------------------ -------------- --------------- ------------ -------------

8.   Belgium        MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

9.   France         MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

10.  Germany        MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

11.  Italy          MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

12.  Netherlands    MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

13.  Spain          MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

14.  Switzerland    MycoBiotech(1)     87304869.8     2/6/1987        0248636      30/9/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------

15.  Malaysia       MycoBiotech(2)     PI8700754      2/6/1987        MY-101739A   17/1/1992
---- -------------- ------------------ -------------- --------------- ------------ -------------



D."Making Mushroom Spawn"
                                                                                      Publn/
           Country         Proprietor                  Application     Application    Grant         Grant Date
                                                       No.             Date           No.
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------


   1.      Australia       Tan Kok Kheng and            19609/83        27/9/1983       564248      20/1/1988
                           MycoBiotech (1)
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   2.      New Zealand     Tan Kok Kheng and            205746          26/9/1983      205746        26/9/1983
                           MycoBiotech(1)
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   3.      Belgium         MycoBiotech(1)              83305709.4      26/9/1983      0107911       20/12/1989
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   4.      France          MycoBiotech(1)              83305709.4      26/9/1983      0107911       20/12/1989
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   5.      Germany         MycoBiotech(1)              83305709.4      26/9/1983      0107911       20/12/1989
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   6.      Netherlands     MycoBiotech(1)              83305709.4      26/9/1983      0107911       20/12/1989
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   7.      UK              MycoBiotech(1)              83305709.4      26/9/1983      0107911       20/12/1989
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   8.      Canada          Tan     Kok     Kheng    &  83305709.4      28/9/1983      1207690       15/7/1986
                           MycoBiotech(1)
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   9.      Singapore       MycoBiotech(1)              9190118.1       20/2/1991      9190118.1     12/3/1991
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

   10.     Malaysia        MycoBiotech(2)              PI8701544       3/9/1987       MY-101013A    29/6/1991
   ------- --------------- --------------------------- --------------- -------------- ------------- --------------------

Note:-

(1) The patent is registered in the name of Everbloom Mushroom, the former name of the Company.

(2) The patent is registered in the name of Everbloom Biotechnology, the former name of the Company.

Patents are granted for an average period of 15 to 20 years from the application date, if periodically renewed during the life of the patents.

The Everbloom Process

We are a producer of cultivated mushrooms with our proprietary biotechnology, the Everbloom Process and an integrated producer of edible mushrooms and mushroom-based products. The Everbloom Process is used in all the mushroom farms operated by our licensees. We grow primarily Shiitake mushrooms. However, we also grow other mushrooms such as Nameko, Monkey Head and Pink and Yellow Oyster mushrooms, though in much smaller quantities.

Our sawdust logs are logistically easier to handle than those involving bed logs the traditional product. Sawdust logs are short vertical logs approximately seven to eight inches high and weigh anywhere from two to seven pounds as opposed to bed logs which are approximately four feet long and weigh more than twenty-six pounds. Bed logs cultivation must be done outdoors, thereby restricting the farm to areas where the climate is conducive to cultivation. Sawdust logs can be placed on shelves in growing houses, permitting environmental control growing area, a reduced labor cost and better utilisation of real estate. Finally, sawdust logs reduce the time to incubation and first fruiting (harvest) to months instead of years. Generally, the entire yield from the sawdust log can be obtained within a year.

Patents are granted for an average period of 15 to 20 years from the application date. Dr. Tan is named as a joint or the sole owner of a patent at the point of application due to the patent laws of certain countries. Dr. Tan has assigned all of his rights in the patents to Everbloom Biotechnology, and steps have been taken to record the Company as the sole owner.

Four patents relating to the fermentor culture of mushroom species for cholesterol lowering and for antidiabetes have been granted in the USA. We have also filed patents for this technology in Europe, Canada, Japan and Israel.

Our patents cover the following four technologies:

         1. A process for producing, methods and compositions of cholesterol lowering agents from higher Basidiomycetes mushrooms.

         2. A process for higher Basidiomycetes Mushrooms grown (as biomass) in submerged culture.

         3. A process for producing, methods and compositions of glucuronoxylomannan as a health food supplement from the Basidiomycetes of Mushrooms.

         4. A process for higher Basidiomycetes Mushrooms grown (as one cell biomass) in a submerged culture.

TradeMarks

We own a number of trade marks worldwide, for marks comprising and including the words "EVERBLOOM", "LINZIR" (in the English and Chinese languages), "MYCOMED", "MYCOVITE", "MYCOGLUCAN" and "ELIXIR". These marks cover a variety of health foods, supplements and alternative medical products.

Our trade marks are registered and pending registration in Singapore, Malaysia, Brunei, Indonesia, Japan, Korea, the Philippines, Taiwan and Thailand.

The "LINZIR" trade marks were originally owned by Winthrop Products Inc., (except in Japan), where it is owned by Sterling Winthrop Inc. Winthrop Products was purchased by SmithKline Beecham Plc and the "LINZIR" trade marks were sold by SmithKline Beecham to Everbloom Biotechnology in 1998. Winthrop Products and SmithKline Beecham Plc are still registered as the owners of the "LINZIR" marks outside of Singapore.

Proprietary Information

Aside from patented technology, we also own certain proprietary information and know-how concerning techniques and methods relating to the patented inventions. Where proprietary information is held by Dr.Tan, such information has already been assigned by Dr.Tan to our Company.

Proprietary Information

Aside from patented technology, we also own certain proprietary information and know-how concerning techniques and methods relating to the patented inventions. Where proprietary information is held by Dr.Tan, such information has already been assigned by Dr.Tan to our Company.

License Agreements

As part of our business, we have granted various perpetual, non-exclusive licenses to other companies including companies within our company group structure to use our know-how and intellectual property rights in the production and cultivation of different types of mushrooms. These agreements are set out as follows:

(a) A license agreement dated December 8, 1997 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom
         (UK) Ltd;

(b) A license agreement dated May 30, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom International Technology Pte Ltd;

(c) A license agreement dated June 1, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom Health Food Pte Ltd;

(d) A license agreement dated December 9, 1998 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom
         (UK) Ltd;

(e) A license agreement dated December 9, 1998 entered into between Everbloom Health Food Pte Ltd and Mycoceuticals Ltd;

(f) A license agreement dated January 21, 2000 entered into between Everbloom Health Food Pte Ltd and Ever-Bloom, Nutraceuticals (M) Sdn Bhd;

(g) A license agreement dated February 23, 2000 entered into between Everbloom International Technology Pte Ltd and Gulf Mushrooms Products Company (S.A.O.G.); and

(h) A licence agreement dated June 4, 2001 entered into between MycoBiotech Ltd and Everbloom Biotechnology (Canada) Ltd.

In consideration for the use of our know-how and intellectual property rights, we receive an ownership percentage, and/or a one time lump sum payment.

Most of these licenses are granted perpetually but may be terminated by us upon any breach of the terms of the license agreement.

We have granted an exclusive license to Ever-Bloom Nutraceuticals Malaysia for the marketing and distribution of our health food products in Malaysia, Thailand and the Philippines for an initial period of five years and thereafter to be renewed annually.

Competition

Biopharmaceutical, Health Food and Health Supplements

In the field of biopharmaceutical, health foods and supplements, we face global competition from large and well-established competitors. In addition, biopharmaceutical products also face regulatory constraints from regulatory agencies such as the Food and Drug Administration (FDA).

We face intense competition in the biopharmaceutical market from traditional drug companies and from a host of firms offering traditional eastern medicines . There are a number of small organizations with traditional Chinese alternatives for health supplements and global competition by multinationals such as GNC. In the health food sector our products face competition from other Asian firms and traditional herbal soup venders.

Mushroom

The mushroom industry is rife with other mushroom products substitutes and alternatives, leading to pricing pressure. However, we believe that our brand name is synonymous with freshness and quality which allows us to maintain our market position in the Singapore market. Our strategy is to license our proprietary mushroom technology to markets around the world to provide the same fresh and quality product delivery.

Our international operations will face competition from domestic producers in each country, as well as imports from China. The competition in the European markets will be mainly from the French and Dutch growers as well as from relatively low priced imports from China. In North America, the competition will come from American and Canadian producers as well as from Chinese imports.

D. Facilities and Employees

The Company currently employs fifty-three people in Singapore and eighteen people in England. We have experienced no difficulty in hiring or retaining personnel. With the exception of our operation in England, which is new, most of our personnel are long time employees.

The Company has mushroom growing facilities in Singapore, England, and Malaysia.

The production of certain health supplements are subcontracted to Beacon Chemicals Pte Ltd. Health foods, such as soups and sauces are produced in the Food Process Technology Centre of the Productivity Standards Board (PSB) in Singapore.

Description of Property

Our principal executive offices are located at 12 Science Park Drive #04-01, The Mendel, Singapore Science Park, 1 Singapore 118225. We lease approximately 4,659 square feet of office space at this location at a monthly rental rate of approximately $5,855.

We have a retail facility in Singapore. Its address is Shop No. B1-10 Basement Floor. We have approximately 280 square feet at this location at a monthly rental of approximately $3,195.

We also have a mushroom growing facility in Singapore of approximately 65,340 square feet and rents for approximately $440 per month.

In Kent, England we lease a farm with growing facilities. This facility comprises thirteen (13) acres and rents for approximately $11,667 per month.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.
Selected Financial Data

                                                 Nine Months              Years Ended December 31,
                                                   Ended
                                                September 30,
                                                    2002           2001       2000        1999
                                                   -------        ------     -------     -------
                                                   US `000        US `000    US `000     US `000

Average Exchange Rate of Singapore Dollars

STATEMENT OF OPERATIONS                                           1.7917     1.7239       1.6929

Net Sales                                           $2,652         3,456      3,707        1,256
Cost of Sales                                        2,414        (3,312)    (2,478)        (684)
                                                     ------       -------    -------      -------
Gross Profit                                           238           144      1,229          572
Operating Expenses                                  (2,150)       (3,211)    (2,992)      (1,137)
                                                    -------       -------    -------
Loss from Operations                                (1,912)       (3,067)    (1,763)        (565)
Other Income/(Expenses)                               (210)          732        (37)         (72)
                                                    -------       -------    -------      -------
Net Loss Before Taxes                               (2,122)       (3,799)    (1,800)        (637)
Taxation                                                 0             0         44           31
                                                    -------       -------    -------      -------
Net Loss after Tax                                  (2,122)       (3,799)    (1,844)        (668)
                                                    =======       =======    =======      =======
Comprehensive income                                    27           102         65           62
Comprehensive loss                                  (2,095)       (3,697)    (1,779)        (730)
                                                    =======       =======    =======      =======
Loss per common share                               ($0.09)       $(0.23)    $(0.14)        (.07)
                                                    =======       =======    =======      =======

Number of ordinary shares at par
value of approximately $.54
contributed                                    22,083,645    21,109,542    14,002,000      12,206,000
                                               ==========    ==========    ==========      ==========

Average Exchange Rate of Singapore Dollars         1.7760        1.8445        1.7331

BALANCE SHEET DATA                                US `000       US `000       US `000
                                                  -------       -------       -------
Working Capital (Deficit)                             414         (374)         (141)
Total Assets                                        2,840         2,515         3,714
Long Term Debts                                        83           211         2,098
Shareholders' Equity (Deficit)                        901          (49)         (734)

The following discussion and analysis should be read in conjunction with our financial statements and notes to the financial statements appearing elsewhere. The amounts reflected in the following discussion are in United States Dollars. The functional currency of our operations in the Singapore Dollar.

Management's Discussion and Analysis and Results of Operations

Year Ended December 31, 2001 Compared With Year-Ended December 31, 2000.

Sales of Mushroom Products. Sales of mushroom products for the year ended December 31, 2001 decreased by $251,043 or 6.8% to $3,455,930 from $3,706,973 for the year ended December 31, 2000. This decrease in sales resulted from a general slow down in the retail sector of the Singapore economy. Prices remained fairly constant through out the period with approximately a 1% average decrease in prices with the balances of the decreases in sales being in sales volume.

Cost of Sales. Cost of sales for the year ended December 31, 2001 increased by $833,580 or 33.65% to $3,311,617 from $2,477,767 for the year ended December 31,
2000. This increase resulted from higher unit labor costs, newly designed packaging materials and additional freight cost.

Gross Profit, as a percentage of sales decreased to 4.17% for the year ended December 31, 2001 from 33.15% for the year ended December 31, 2000 due to increased competition, a weak economy, a change in the product mix and higher costs of production.

Operating Expenses. Operating expenses for the year ended December 31, 2001 increased by $218,685 or 7.3% to $3,211,047 from $2,992,362 for the year ended December 31, 2000. The increase in operating expenses resulted from an increase in professional fees of $74,415, an increase in rent expenses of $196,749 principally from a full year of rental expense on the English facility compared to only several months in 2000 and an increase in other expenses, principally legal fees and marketing expenses from the new English operation of $490,353 which were partially offset by decreases in depreciation and amortization of $30,547, a decrease in the write off of bad debts of $168,735 and a decrease in personnel expense of $343,550. The decrease in personnel expenses resulted from the company staffing up for an expansion which was delayed because a planned registration and fund raising in Singapore did not materialize and these additional staff persons were either terminated or resigned and not replaced.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2001 increased by $1,303,578 or 73.93% to $3,066,734 from
$1,763,156 for the year ended December 31, 2000.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other losses for the year ended December 31, 2001 increased by $695,524 or 1887.6% to 732,567 from $37,043 for the year ended December 31, 2000. This increase resulted from an increase of $4,343 in interest expense, an increase of equity investment loss from the Indonesian operation to $563,274 from $10,726 in 2000 and a $183,804 impairment of investments compared to zero in 2000 which were partially offset by an increase in other income of $55,897 principally that of other farm revenue.

The impairment loss resulted from a write off of our investment in Medmyco Ltd, our Isreal operation. Written off was our investment of approximately $40,000 and our inter company receivable as this operation no longer has commercial viability.

Income Taxes. There was no provision for income taxes for the year ended December 31, 2001. For the year ended December 31, 2000, there was a provision for income taxes of $43,878 even though the Company had an operating loss. Income tax expense was recorded in 2000 because of profit generated from the sale of a technology license by a British Subsidiary.

Other Comprehensive Income. Other comprehensive income increased by $36,477 or 55.91% for the year ended December 31, 2001 to $101,716 from $65,239 for the year ended December 31, 2000. This increase resulted principally from an exchange of bonds for equity at a different exchange rate than when sold, and a writeoff of investments at a different exchange rate than at the date of investment.

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2001 increased by $1,918,747 or 108% to a loss of $3,697,585 from a loss of $1,778,838 for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared With Year-Ended December 31, 1999.

Sales of Mushroom Products. Sales of mushroom products for the year ended December 31, 2000 increased by $2,450,529 or 195% to $3,706,973 from $1,256,444 for the year ended December 31, 1999. This increase in sales resulted from the addition of a distributor to market the Company's products in 2000.

Cost of Sales. Cost of sales for the year ended December 31, 2000 increased by $1,793,341 or 262.02% to $2,477,767 from $684,426 for the year ended December
31, 1999. This increase resulted from an increase in sales increased competition and higher production costs. Gross Profit, as a percentage of sales decreased to 33.15% for the year ended December 31, 2000 from 45.52% for the year ended December 31, 1999. The lower gross profit was due to a change in the sales mix to lower margin goods, higher production costs and increased competition.

Operating Expenses. Operating expenses for the year ended December 31, 2000 increased by $1,855,370 or 163.2% to $2,992,362 from $1,136,992 for the year ended December 31, 1999. The increase in operating expenses resulted from increases in depreciation and amortization of $44,241, an increase in bad debt allowances of $165,029 an increase in professional fees of $150,210,( principally from an aborted attempt to list the Company's shares in Singapore), an increase in rent expenses of $174,677 (principally from moving to new corporate headquarters) and an increase in other expenses (principally advertising and promotion, distribution, and marketing expenses) of $484,415 and an increase in personnel expense of $836,798, (principally in bonuses)

The increase in allowance for bad debts resulted from the economic turn down in the region which caused one of our customers to fail and us to write off our trade receivable from them.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2000 increased by $1,198,182 or 212.1% to $1,763,156 from $564,974 for the year ended December 31, 1999.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other losses for the year ended December 31, 2000 decreased by $34,619 or 48.3% to $37,043 from $71,662 for the year ended December 31, 1999. This decrease resulted from an increase of $2,032 in interest expense, an increase of equity investment loss of $10,726 from zero in 1999 which was partially offsetted by an increase in other income of $47,377 principally rental income and management fee.

Income Taxes. The provision for income taxes for the year ended December 31, 2000 was $43,878 an increase of $15,893 or 50.5% from the year ended December 31, 1999. Even though the Company had an operating loss in both years, income tax expense was recorded in each year because of minimal profit on a separate company basis where one of the subsidiaries reported taxable income.

Other Comprehensive Income. Other comprehensive income increased by $126,953 for the year ended December 31, 2000 to $65,239 from a loss of $61,714 for the year ended December 31, 1999. This resulted from a positive increase in the exchange rate from which the Company benefited in the redemption and exchange of certain bonds.

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2000 increased by $1,049,004 or 143.7% to a loss of $1,778,838 from a loss of $727,834 for the year ended December 31, 1999.

Nine Months Ended September 30, 2002 Compared With the Nine Months Ended
 September  30, 2001.

Sales of Mushroom Products. Sales of mushroom products for the nine months ended September 30, 2002 increased by $24,517 or .9% to $2,651,861 from $2,627,344 for the corresponding period of the prior year. This increase in sales resulted from sales contributed by the British Subsidiary of $248,494 which was offset by a decrease in the sale of health foods and health food supplements due to weak demand. For the nine months ended September 30, 2002, 94.73% of our revenues were from the sale of fresh mushrooms and 85.4% of our total sales were through Ban Choon, a related party. During the first nine months of 2002, we sold $116,072 in health foods and health food supplements. We had no revenues from biopharmaceuticals.

Cost of Sales. Cost of sales for the nine months ended September 30, 2002 increased by $577,393 or 31.4% to $2,413,679 from $1,836,286 for corresponding period of the prior year. This increase resulted from an increase in direct purchases, freight charges and increased production expenses. Gross profit, as a percentage of sales decreased to 8.98 % for the nine months ended September 30, 2002 from 30.10% for the corresponding period of the prior year.

Operating Expenses. Operating expenses for the nine months ended September 30, 2002 decreased by $4,756 or .2% to $2,150,771 from $2,155,527 for the corresponding period of the prior year. The decrease in operating expenses resulted from a decrease in rental expense of $103,384 from the shuttering of the retail outlets which was partially offset by an increase in personnel expense of $7,696, depreciation and amortization of $791 and other expenses of $90,141 principally because of an increase in allowance for doubtful accounts.

As a result of the foregoing, the net loss from operations for the nine months ended September 30, 2002 increased by $548,120 or 40.17 % to a loss of $1,912,589 from a loss of $1,364,469 for the corresponding period of the prior year.

Other Income (loss). Other income (loss) consists principally of interest, changes in equity investments, impairments of investments and miscellaneous items. Other income for the nine months ended September 30, 2002 decreased by $243,380 or 53.7% to a loss of $209,727 from a loss of $453,107 for the corresponding period of the prior year. This decrease resulted from a decrease of $254,907 in equity investment losses and a decrease of $51,074 in interest expenses from reduced borrowings which was partially offset by a decrease in other income of $62,601.

Income Taxes. There was no provision for income taxes for the nine months ended September 30, 2002 and the corresponding period of the prior year.

Other Comprehensive Income. Other comprehensive income decreased by $82,178 or 75.4% for the nine months ended September 30, 2002 to $26,882 from $109,060 for the corresponding period of the prior year. This decrease resulted from less foreign currency gains in the current year compared to the foreign currency gain in the prior year.

As a result of the foregoing, the comprehensive loss for the nine months ended September 30, 2002 increased by $386,918 or 22.64% to a loss of $2,095,434 from a loss of $1,708,516 for the corresponding period of the prior year.

Traditionally, inflation has had a limited impact on the Company, and management does not believe that it will have a material impact in the near future.

Liquidity and Capital Resources

As of September 30, 2002, the Company had unrestricted cash of $231,314 and working capital of $414,583. This compares with unrestricted cash of $47,108 and a deficiency in working capital of $374,097 as of December 31, 2001.

The Company has three credit facilities covering bank overdrafts and letters of credit. The credit facilities provide for bank overdraft protection of approximately $500,000 and for irrevocable letters of credit for approximately $400,000. The credit facilities are generally secured by cash, inventory, corporate guarantees, key-man insurances and personal guarantees of one of the Company's directors.

The credit facilities are payable on demand. Interest rates range from one percent to one and one-half percent over the banks prime rates. Interest rates ranged from 6% to 7% at December 31, 2001. Other nominal charges may also apply.

Cash flows used in operating activities increased by $855,414 to $2,502,455 for the nine months ended September 30, 2002 from $1,647,041 for the corresponding period of the prior year. This increase resulted from an increased net operating loss and changes in the current accounts.

Cash used in investing activities decreased by $55,081 to $97,828 for the nine months ended September 30, 2002 from $152,909 for the corresponding period of the prior year. This increase resulted from a reduction in deposits and investments on net sales of assets and an increase in restricted cash.

Cash flows from financing activities increased by $1,072,460 to $2,757,607 for the nine months ended September 30, 2002 from $1,685,147 provided by financing activities for the corresponding period of the prior year. This increase resulted from a sale of $2,960,724 of common stock and additional stock subscription of $319,689 which was partially offset by repayments of bank borrowings and payments on long-term leases.

Because the Company has continued to generate losses from operations, it has been able to sustain itself only from the sale of its shares. However, there is no guaranty that in the future it will be able to continue to sell its shares, without which the Company will have insufficient cash to fund its operations for the next twelve months.

Item 6. Directors, Senior Management and Employees.

The Executive Officers of the Company as of October 20, 2002 are as follows:

Name                       Age     Position
--------                  -----   ------------
Dr Kok Kheng Tan           55      Chairman of the Board, Director & Chief
                                   Executive Officer
John Edward Smith          71      Chief Scientific Officer
Eugene Lim                 53      Chief Financial Officer & Secretary
Yevindra Sepala Ilangakoon 48      Chief Operating Officer - Europe
Richard Poh Pheng Chia     55      General Manager - Marketing
Ronald Han Kiang Ang       62      General Manager - Marketing
Franklin Leong Tian Chong  45      Group Accounts Manager
Rajive Goonewardena        58      Production Manager
Thye Aun Yong              67      Production Manager
Victor Ang                 56      Director
Dr Alfred Wee Tiong Loh    56      Director
David Soo Theng Lua        55      Director
Chin Tiong Tan             54      Director
Jin Soon Tan               67      Director

Information on the business and working experience of our Directors are set out below: -

Dr Kok Kheng Tan
Dr Tan is the founder and Chief Executive Officer of Mycobiotech and its subsidiaries. He was educated at the University of Singapore where he obtained his B.Sc (First Class Honours) in Botany and at the University of Manchester where he obtained a Ph.D. in Mycology. He has carried out research in the field of biochemistry specializing in physiology and biochemistry of fungal development and in the cultivation of mushroom. Dr Tan had written many papers for international journals and other publications. He was a member of the Singapore Society for Microbiology, having served as its Vice President and President during the period from 1978 to 1980. He was formerly a lecturer in Biochemistry at the National University of Singapore from 1976 to 1995.

Dr Tan was a director of Singapore Bus Services (1978) Ltd (now known as DelGro
Corp), a company listed on the Stock Exchange of Singapore. He is currently director of CityCab Pte Ltd and various privately held companies. He is also a council member of the Singapore Confederation of Industries ("SCI") (formerly known as Singapore Manufacturers' Association) and serves as the Chairman of the Food & Beverage Industry Group. Dr Tan also sits on the committee of many public organizations. Among such committee include the Food Advisory Committee of Trade Development Board, Ministry of Environment and Productivity and Standards Board, the Council of National Healthy Lifestyle Committee, and the Ministry of Health's Nutrition Labeling Committee.

Victor Ang
Mr Ang is an independent Director of the Company. He is presently the Chairman and CEO of Chesapeake Technologies in Singapore and the Vice Chairman of IPP Financial Services Holding Ltd. He also sits on the board of a number of companies in the internet, multimedia, m-commerce and financial services industries. He graduated from Nottingham University, England as a Shell Scholar with first-class honours in Chemical Engineering in 1968. He was previously with Shell Singapore, IBM (U.K) and Gulf Oil Europe. He was also General Manager of International Computers Ltd in the UAE (1979 to 1983), Managing Director of Hewlett-Packard, Asia Pacific (1983 to 1993), Managing Director of ERP (1993 to
1995), Managing Director of AT & T Global Information Solution (1995 to 1997), President and CEO of ST Computer Systems and Services Ltd (1997 to 2001).

Dr. Alfred Wee Tiong Loh
Dr. Loh is an independent Director of the Company. Dr Loh is the founding partner and Senior Clinical Director of the Raffles Medical Group, a medical practice listed on the main board of the Singapore Exchange (SGX). He is also a clinical tutor in Family Medicine in the National University of Singapore's Faculty of Medicine, and a clinical examiner of the School of Postgraduate Medical Studies for the Master of Medicine (Family Medicine) Examinations. Dr. Loh is the Chief Executive Officer ( CEO ) of the World Organisation of Family Doctors (WONCA) which has over 150,000 Family Physicians / General Practitioners in over 85 countries worldwide as its members. As CEO he oversees the running of the Wonca Secretariat in Singapore and the various programmes of the organization globally. He is a Fellow of the College of Family Physicians in Singapore and was its President from 1991 - 1996 .. He was recently elected to the Fellowship of Royal College of General Practioners, UK. Dr Loh also sits on various committees (including National Ethics Committee, Breast Cancer Working Committee, Medicine Advisory Committee) of the Ministry of Health, Singapore, and the Singapore Medical Association. Dr Loh is also involved in his family owned food trading business which is involved in the import and export of frozen products and grocery items to Western Malaysia, Brunei, Myanmar and Vietnam. Dr. Loh received his medical training in Singapore and graduated with the Degree of Bachelor of Medicine, Bachelor of Surgery ( MBBS ) from the University of Singapore in 1973. He also holds an MBA from the University of Hull ( UK )

David Soo Theng Lua
Mr Lua is an independent Director of the Company. Presently he is the chairman of ACPS Investmentt Pte Ltd. Previously he was the Acting Chief Operating Officer of Autron Ltd, a company listed on the Singapore Exchange, Director Institutional Sales, of Ong & Co Private Limited, a securities house which is a member of the Singapore Exchange. Mr Lua has had extensive experience in the areas of finance and general management having worked in diversified industries including engineering, manufacturing, - construction, publishing and printing industries. He had, in the past, held various senior management positions and directorships in publicly listed companies in Singapore and Malaysia. He was formerly Deputy Group Managing Director of Avimo Ltd, the Chief Excutive Officer of Lysaght Corrugated Pipes Pte Ltd, an Executive Director of United Engineers Bhd and the Financial Controller of Times Publishing Bhd, among other positions. Mr Lua is a qualified accountant and holds a Degree in Bachelor of Accountancy (Honours) from the University of Singapore (now known as the National University of Singapore) -, Mr Lua is also a Fellow of the Chartered Institute of Management Accountants (UK) and is a member of the Institute of Certified Public Accountants of Singapore.

Prof Chin Tiong Tan
Prof Tan is an independent Director of the Company. He is the Provost and professor of the Singapore Management University. He was educated in University of Singapore where he graduated with a B.B.A. (Hons) and in the US where he graduated with a Ph.D. in 1977 from Pennsylvania State University. He was Assistant Professor at the University of the Pacific (USA), from 1976 to 1978 and joined the National University of Singapore ("NUS") in 1978. He has held various positions at NUS and was Professor at the Faculty of Business Administration, and Director of the NUS Office for Continuing Education. Prof Tan was the former President of the Marketing Institute of Singapore. In addition, Prof Tan provides consultation and advisory services to many companies around the world. He currently sits on the board of several listed companies including Superior Metals Ltd, Hersing Corp and HMI Ltd.

Jin Soon Tan
Mr Tan is an independent Director of the MycoBiotech. He is presently the Executive Director of Singapore Article Number Council. Previously, he served 31 years with Sime Darby Singapore Ltd in various capacities. He served as a Director, International Trading (1989-1991), Business Development Director (1985-1989), Regional Director, Microcomputer Sime Darby Systems (1984-1985), Sales Director, Consumer Division (1982-1984) and as Director and General Manager of Sime Darby Edible Products (1974-1982). He sits on many international and government organization such as the Electronic Data Interchange ("EDI") and Food Standards Committee. Mr. Tan was a member of the Executive Committee of the Singapore Manufacturer's Association from 1991-1994. Mr. Tan was also a member of the Governing Council of Singapore Institute of Management from 1984 to 1989., and a member of the Court, University of Singapore (1972-1980). Mr. Tan graduated from the University of Malaya (Singapore) with a Bachelor of Arts (B.A) and is a member of the Chartered Institute of Marketing, UK, and the Singapore Institute of Management.

Senior Management

The day-to-day operations of the Company are entrusted to an experienced and qualified team of Executive Officers responsible for the different functions of the Group.

Information on the business and working experience of our Executive Officers is given below:

Dr Kok Kheng Tan
Dr Tan is the founder and Chief Executive Officer of Mycobiotech and its subsidiaries. He was educated at the University of Singapore where he obtained his B.Sc (First Class Honours) in Botany and at the University of Manchester where he obtained a Ph.D. in Mycology. He has carried out research in the field of biochemistry specialising in physiology and biochemistry of fungal development and in the cultivation of mushroom. Dr Tan had written many papers for international journals and other publications. He was a member of the Singapore Society for Microbiology, having served as its Vice President and President during the period from 1978 to 1980. He was formerly a lecturer in Biochemistry at the National University of Singapore from 1976 to 1995.

Dr Tan was a director of Singapore Bus Services (1978) Ltd (now known as DelGro
Corp), a company listed on the Stock Exchange of Singapore. He is currently director of CityCab Pte Ltd and various privately held companies. He is also a council member of the Singapore Confederation of Industries ("SCI") (formerly known as Singapore Manufacturers' Association) and serves as the Chairman of the Food & Beverage Industry Group. Dr Tan also sits on the committee of many public organisations. Among such committee include the Food Advisory Committee of Trade Development Board, Ministry of Environment and Productivity and Standards Board, the Council of National Healthy Lifestyle Committee, and the Ministry of Health's Nutrition Labeling Committee.

Prof John Edward Smith
Prof Smith is the Group's Chief Scientific Officer responsible for the research and development of the medical properties of exotic mushrooms. He is a eminent fungal biotechnologist and an Emeritus Professor of Applied Microbiology at the University of Strathclyde, UK. He is a fellow of the Royal Society of Edinburgh and the Institute of Biology U.K. He was a professor of Applied Microbiology at the University of Strathclyde, Head of Department of Applied Microbiology from 1979-1985. He was also a member of Senate and Court of the University. Prof Smith also sits in various food and biotechnology committees in UK and Europe. Among these committees are the Advisory Committee on Novel Foods and Processes, International Scientific Panel of the Danish Research and Development Programme for Food Science and Technology. In addition, he has also served at various times on the councils of Society of General Microbiology and British Mycological Society, UK. He has authored and co-authored more than 180 scientific papers and some 20 books on fungi and fungal biotechnology including a very successful University textbook "Biotechnology" published by Cambridge University Press , and is on the editorial board of several major microbiological and biotechnology journals including International Journal of Medicinal Mushrooms.

Eugene Lim
Eugene is the Group Company Secretary and Chief Financial Officer. He is responsible for the Corporate finance and secretarial function including investor relations, finance and administration for all the companies in the Group. Mr. Lim is also responsible for the Group's corporate planning, human resource, legal and information technology and public relations activities. Mr Lim joined the Group in August 1998 as the General Manager (Finance & Administration) and is a qualified Chartered Accountant and is a Fellow of the Chartered Institute of Management Accountants (UK), the Institute of Company Accountants (UK), the Institute of Financial Accountants (UK) and the Institute of Commerce (UK). Mr Lim has over 28 years experience in financial management, administration, company secretarialship and general management. He has worked in various multinational companies and in various industries including the electronics, manufacturing, piling and civil engineering, music recording and retailing, car rental and travel industries. Mr Lim also holds various positions in community organisations. He is a member of Kampong Chai Chee Citizen Consultative Committee, and a council member of the South-East Community Development Council. He is also the Vice-President of the Chartered Institute of Management Accountants (Singapore Branch).

Yevindra Sepala Ilangakoon
Yevindra is the Chief Operating officer for Europe. He joined the Group in January 2000 and is responsible for the group companies in the U.K and Europe. He has 20 years of management experience of which 9 years was with Keels Agro Products Ltd ("KeelsAgro") which was producing Shiitake Mushrooms. During that time, the Company won the Presidential Export Award on 3 consecutive years and was placed 3rd in the National Productivity Awards. He was the Executive Director of Keels Agro for 4 years and thereafter the Managing director of Keels Agro for three years before joining Delmege Forsyth & Co. Ltd, marketing and distribution company as Deputy Managing Director where he worked for 3 years. Mr Yevindra graduated in Microbiology from the Manchester Metropolitan University in U.K. He also holds a postgraduate diploma in Business & Financial Administration from the Institute of Chartered Accountants Business School (Sri Lanka), a post graduate diploma in Marketing and a Master of Business Administration from the University of Jayawardenapura, Sri Lanka.

Richard Poh Pheng Chia
Richard is the General Manager (Marketing - Health Foods & Health Supplements). He joined the Group in November 1999. His responsibilities include the Mushroom Shop and for the strategic marketing of all health food products. Richard Chia has more than 15 years hands-on management experience in retail banking , wholesale banking, relationship management, developing new business and divisions and setting-up of joint venture companies in the food and beverages and property industries. He was the General Manager of First Ohio Food Systems Pte Ltd running the Ponderosa Chain of restaurants for 4 years and the Centre Director for KTL Properties Pte Ltd running Clarke Quay for one year. Richard Chia holds a Master in Business Administration from the University of Hull.

Ronald Han Kiang Ang
Ronald is the General Manager (Marketing - Mushrooms) of the Company. Mr Ang joined the Group in February 1992 and is responsible for the marketing and sales of mushrooms and other fresh produces. Mr Ang has more then thirty years of experience in food business and has been involved in many areas of food business including buying, selling, marketing, warehousing, retailing and distribution. He had worked with the Primary Production Department, Fitzpatrick's Food Supplies Pte Ltd, Ben Foods (S) Pte Ltd and Jardine Matheson (S) Ltd. He was responsible in setting up the 7-Eleven chain of convenience stores when he was with Jardine. Prior to joining the Group, he was the Operations Manager of New Mart chain of fresh produces.

Franklin Leong Tian Chong
Franklin is the Group Accounts Manager and is responsible for the accounts and financial functions of the Group. He joined the Company in January 2001. Franklin has more than 22 years of financial management experience. Prior to joining the Group, he was Regional Financial Controller for Hotel Equatorial International Ltd and worked in Asia Pacific Hotel Management Ltd, Hind Hotels International Ltd, Hotel Grand Central Ltd, Tung Mung Texile Pte Ltd and The English Pub Company Pte Ltd. Franklin has a Diploma in Accounting.

Rajive Goonewardena
Rajive is the Group's Senior Manager for production and technical support. He joined the Group in June 1996 and is responsible for the development of the mushroom growing technology. Rajive has more than twelve years of experience in mushroom growing. Prior to joining the Group he was the Production Manager of the shiitake farm of John Keells Holdings Ltd and before that the Farm Manager of the Belwood Farm. Rajive is a graduate of the National Institute of Business Management in Sri Lanka.

Thye Aun Yong
Yong is the Group's Senior Manager - mushroom production and joined the Group in July 2000. Mr Yong is responsible for running the Singapore Mushroom Farm and for R & D of mushroom production with the view of introducing new edible and medicinal mushrooms to the market. He is a graduate of Nanyang University with a B.Sc(Botany) degree and holds a Master of Science in Botany from the University of Auckland (New Zealand). Mr Yong worked in the Sembawang Field Experimental Station of the Primary Production Department for 25 years, and had been involved in mushroom and vegetable crop research since 1970. He was the Head of Mushroom Research (1985-1994), Head of Vegetable Agrotechnology Section (1989-1994), and Head of Vegetable and food Crop Section (1995). Mr Yong has also published 14 books on mushrooms and other agricultural topics.

Term for Officers and Directors

All directors are elected for a term of one-year. All officers serve at the discretion of the Board of Directors.

Committee Membership

Mr David Lua is the Chairman of the Audit Committee. The other members are Dr Alfred Loh and Victor Ang. Dr Alfred Loh is the Chairman of the Compensation Committee. The other members are Prof Chin Tiong Tan, Victor Ang and Dr. Kok Kheng Tan. Mr David Lua is the Chairman of the Nominating Committee. The other members are Dr Kok Kheng Tan and Dr Alfred Loh.

Executive Compensation.

The following table sets forth information concerning cash and non-cash compensation paid or accrued for services in all capacities to the Company during the year-ended December 31, 2001 of each person who served as the Company's Chief Executive Officer during calendar year 2001. No other executive officers total annual salary and bonus exceeded $100,000 during the calendar year ended December 31, 2001 or for any of the two previous years.

                                                                           Long-Term
 Name and Principal                 Annual Compensation                   Compensation
                                                          Other           Stock Plans
     Position           Year     Salary     Bonus      Auto Allowance    (No. of Shares)
     --------           -----    ------     -----      --------------    ---------------

Dr Kok Kheng Tan, CEO   2001     97,587     8,132          18,188           125,000
                        2000    103,860     8,655          19,812           125,000
                        1999     91,397     6,578          15,873           125,000

Stock Option Grants

Bonuses are determined at the discretion of the Board of Directors, but within the prescribed limits of the employment contract.

At an Extraordinary General Meeting on July 6, 2000, the Company changed the name of its previous option plan from the MycoBiotech Executive Share Option Scheme 1997 to the MycoBiotech Share Option Scheme for Directors and Employees and the terms of the Scheme was extended to cover all employees including non-executive Directors. The total number of share options to be issued by the Company pursuant to the Plan will not exceed 20% of the issued ordinary share capital of the Company.

Under the terms of the Plan, each share option entitles the Directors and the employees of the MycoBiotech Group to subscribe for one new ordinary share of S $1 each in the Company. The options are granted in consideration of S $1 each for all the shares in respect of which the option is granted. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

The following table sets forth information concerning the grant of stock options made during 2001 to each officer and director:


                                           Percent of Total
                                          Options Granted to
                              Options    Employees in Fiscal    Price Per      Expiration         Options
                Name          Granted            Year             Share           Date          Outstanding
                ----          -------            ----             -----           ----          -----------

    Dr Kok Kheng Tan          125,000         15.15%                 0.92     12-31-06          925,000

    Eugene Lim                100,000         12.12%                 0.92     12-31-06          510,000

    Dr. Alfred Wee Tiong Loh  100,000         12.12%                 0.92     12-31-06          250,000

    David Soo Theng Lua       100,000         12.12%                 0.92     12-31-06          320,000

    Prof Chin Tiong Tan       100,000         12.12%                 0.92     12-31-06          300,000

    Jin Soon Tan              100,000         12.12%                 0.92     12-31-06          200,000


Stock Option Exercised and Year-End Option Values

                                   Shares Acquired
        Name                        on Exercise         (#) Exercise Price

    Dr Kok Kheng Tan                 200,000                  0.54

    Dr. Alfred Wee Tiong Loh          50,000                  0.54

    Jin Soon Tan                     100,000                  0.54

All of the shares exercised were from previous option grants at $0.54.

Employment Contracts

On January 31, 2000, the Company entered into an employment contract with Dr Kok Kheng Tan. The contract is effective from January 1, 2000 (the "Effective Date").

The principal terms of the service contracts are as follows:

(i) employment will be for a period of five (5) years from the Effective Date or such later date as may be agreed in writing between the Company and the executive. The contract may be terminated by either party giving the other party not less than six months' notice in writing in salary in lieu of notice;

(ii)  he will be entitled to a monthly salary of $8,333;

(iii) he shall, in respect of each financial year, be entitled to a bonus of an amount equivalent to not less than 1 months' salary and not more than 6 months' salary at the discretion of the Board.

(iv) he shall, in respect of each financial year, be eligible to participate in the performance incentive bonus for management staff and to be remunerated in such quantum as the Board of Directors shall determine.

(v) in addition, he shall be provided with and entitled to the sole use of a motor car. The Company shall reimburse the executive up to $2,778 per month for the up-keep and maintenance of such motor car, inclusive of gasoline, parking fees and all fees, charges and duties relating to road usage (including but not limited to Electronic Road Pricing charges imposed by the Land Transport Authority or other regulatory body in Singapore);

(vi) the rate of the executive's salary shall be reviewed in January of each year and shall be adjusted by such amount as may be determined by the Board.

C.    Board Practices.

Audit Committee

Recognising the importance of corporate governance and the need to offer the highest standards of accountability to shareholders, the Audit Committee intends to adhere closely to the principles outlined in the Best Practices Guide issued by the Singapore Exchange and to meet periodically to perform the following functions:-

(a) review the audit plans of the Company's external auditors;
(b) review the external auditors' evaluation of the system of internal controls;
(c) review the external auditors' reports;
(d) review the co-operation given by the Company's officers to the external auditors;
(e) review the financial statements of the Company and the Group before their submission to the board of Directors;
(f) nominate external auditors for re-appointment; and
(g) review interested party transactions.

Apart from the duties listed above, the Audit Committee will hire and review the findings of internal investigations into matters where there is any suspected fraud or irregularity, or failure of internal controls or infringements of any Singapore law, rule or regulation which has or is likely to have a material impact on the Group's operating results and/or financial position.

Compensation Committee

The Compensation Committee of the Board of Directors establishes the general compensation policies of the Company with respect to stock options and the compensation plans and specific compensation levels for executives of the Company. The Compensation Committee consists of a majority of non-employee Directors who are not eligible to participate in any of the compensation plans or programs it administers, other than the options these individuals receive under the guidelines established for the granting of stock options to Board and Committee members.

The primary consideration of the Compensation Committee in determining overall executive compensation is to motivate, reward and retain the best management team to achieve the company's objective and thus compensation is based upon a combination of overall financial performance of the company, the meeting of long term objectives and each individuals' experience and past performance, while considering salaries of other executives in similar companies.

The executive compensation system consists of three major components: base salary, annual incentive - consisting of participation in a cash bonus program, and long term incentive compensation-consisting of stock option grants.

Nominating Committee

The Nominating Committee is charged with recommending persons to stand for election for the Board of Directors. It is the responsibility of the Committee to investigate potential nominees and to seek the best candidate possible.

D. Facilities and Employees.

We do not experience any significant seasonal fluctuations in the number of employees. Relationship between management and staff are good and there have not been any industrial disputes in the Company or its subsidiaries. The Company currently employs fifty-threein Singapore and eighteen people in England. We have experienced no difficulty in hiring or retaining personnel. With the exception of our operation in England, which is new, most of our personnel are long time employees.

The Company has mushroom growing facilities in Singapore and England

The production of certain health supplements are subcontracted to Beacon Chemicals Pte Ltd. Health foods, such as soups and sauces are produced in the Food Process Technology Centre of the Productivity Standards Board (PSB) in Singapore.

Description of Property

Our principal executive offices are located at 12 Science Park Drive #04-01, The Mendel, Singapore Science Park, 1 Singapore 118225. We lease approximately 4,659 square feet of office space at this location at a months rental rate of approximately $5,855.

We also have a mushroom growing facility in Singapore of approximately 65,340 square feet and rents for approximately $440 per month.

In Kent, England we lease a farm with growing facilities. This facility comprises thirteen (13) acres and rents for approximately $11,667 per month.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

The following table sets out, as of October 20, 2002, the beneficial ownership of shares of the Company's common stock by each shareholder of the company who is known by the Company to be a beneficial owner of more than 5% of the Company's common stock and all officers and directors of the company. The company has only one class of stock and all shareholders have equal per share voting rights.


                                  Amount of Beneficial                 Changes in Prior
        Name                          Ownership           Percent        Three Years
        ----                          ---------           -------        -----------

    Dr. Koh Kheng Tan                 5,373,389(1)        21.00%           630,811

    Professor Chin Tiong Tan            211,891             .83%           211,890

    Dr. Alfred Wee Tiong Loh            191,011             .75%           191,010

    Jin Soon Tan                        120,000             .47            120,000

    David Soo Theng Lua                  63,001             .24             63,000

    Victor Ang                            5,000               -              5,000

    Eugene Lim                          153,239             .60            153,238

    Dr. Poon Liat Ang (2)             2,216,990            8.73          1,915,049

    All officers and directors
    as a group (7 persons)
                                      8,334,521           32.56

1. Include shares held by Dr. Irene Hwee Kwee Chua, his wife and Everbloom Investment Pte Ltd. And Everbloom Holdings Pte Ltd, entities controlled by the Tan family.
2.  Include shares held by Dr. Eu Li Wu, his wife.

 B. Related Party Transactions.

Save as disclosed below, none of our Directors, substantial shareholders of the Company and the Executive Officers has any interest in any material transactions undertaken by the Group in the past three financial years.

(a)               Sale and Purchase of Goods

         Since 1983, Everbloom Mushroom, a subsidiary of the Company, has been buying various types of mushrooms from Ban Choon Marketing Pte Ltd. Since 1998, Everbloom Mushroom also sells Shiitake mushrooms to Ban Choon. Mr Chin Hian Tan who holds 91.0 per cent. of the issued and paid up capital of Ban Choon Marketing Pte Ltd. Mr Tan is an outside Director of Everbloom Mushroom, a subsidiary of the Company, and a brother of Dr Kok Kheng Tan.

         The agency agreement provides for BAN CHOON to be the exclusive distributor of certain products in the Singapore area. The agreement also provides for BAN CHOON to be paid for all the costs incurred in the marketing and distribution of the products plus 20% of the net profit. EM owes BAN CHOON approximately $141,500 net of a commission owed to EM from BAN CHOON from prior years at December 31, 2001.

         During 2001, sales through BAN CHOON totalled approximately $2,645,000 or approximately 77% of total sales. Expenses paid by BAN CHOON were approximately $505,000. Net income provided to the Company was approximately $67,700.

         During 2000, sales through BAN CHOON totalled approximately $2,352,600 or approximately 72% of total sales. Expenses paid by BAN CHOON were approximately $567,000. Net income provided to the Company was approximately $83,000.

         The remaining amounts owed to related parties, approximately $137,000 as of December 31, 2001, is owed to Everbloom Holding Ltd. and Everbloom Investments Ltd. for advances to the Company. These entities are owned and controlled by the Tan Family.

C. Interests of Experts and Counsel.

None

Item 8. Financial Information.

A. Consolidated Statements and other Financial Information The consolidated financial statements are filed in this Report as Item 18.
B.   Significant Changes
     Not applicable

Item 9. The Offer and Listing.

     A.  Offer and Listing Details
         Because our shares are neither listed nor publicly trade, this provision is not applicable.
     B.  Plan of Distribution
         Not applicable. However, when shares are registered, they will be issued as American Depository Receipts (ADR's) An ADR is a receipt for the shares of a foreign based corporation held in the vault of a U.S. bank, in this case the Bank of New York, entitling the shareholder to all dividends and capital gains; instead of buying shares of foreign based companies in overseas markets, Americans can buy shares in the U.S. in the form of an ADR.

C.       Market
         Because our shares are not yet registered in the United States, there is no current market for the shares nor are they listed on any exchange.
D.       Selling Shareholders Not applicable
E.       Dilution Not applicable
F.       Expenses of the Issuer Not applicable.

Item 10. Additional Information.

A. Share Capital.

The Company is authorized to issue 50,000,000 shares of common stock at a par value of $1.00 (Singapore) (US$0.54). All shares are a single class. As of October 31, 2002, 25,593,548 shares of the Company's common stock had been issued and were outstanding. In addition 2,692,570 options for the purchase of shares were outstanding as of October 31, 2002. All of the outstanding shares have been fully paid and are non-assessable.

As of December 31, 2001, the Company had 21,109,542 shares issued and outstanding. During the current year, options have been exercised for 304,930 shares and 4,324,006shares have been sold for cash.

B. Memorandum and Articles of Association.

Corporate Powers. We have been registered under the Company's act in the Republic of Singapore since May 22,1980. Our Memorandum of Association states that the object for which we are established are in essence to engage in any business which is not prohibited by law, enforced in the Republic of Singapore.

Share Capital. The share capital of the Company is $50,000,000 Singapore Dollars (US$27,000,000) divided into 50,000,000 shares of common stock having a par value of $1.00 Singapore (US$0.54). All shares have the same rights with regards to dividends or distributions upon liquidation. The Company has the power to increase or reduce its capital to divide its shares into several classes and to attach to any class preferencial, differed, special rights, privileges or conditions. At present all shares have the same or equal rights and are entitled to one vote per share. The directors of the Company may convene meetings of the shareholders upon 14 days written notice. The general meeting shall be held at least once a year and special meetings may be held at any time. Measures should be passed by a majority of the shares entitled to vote.

Restrictions on Rights to Own Securities. There are no limitations on the right to own securities of the Company.

Change in Control Provisions. There are no provisions of our Memorandum of Association and Articles of Association that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to a merger, acquistion or corporate restructuring involving us.

Disclosure of Share Ownership. There are no provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Applicable Law. Under the laws of most jurisdictions in the U.S., majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Singapore law protecting the interest of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in the US jurisdictions.

While Singapore law does permit a shareholder of a Singapore company to sue its directors derivatively, that is, in the name of and for the benefit of our company and to sue a company and its directors for his benefit and for the benefit of others similarly situated, the circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a Singapore company being more limited than those of shareholders of a company organized in the U.S.

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most U.S. jurisdictions. In addition, the directors of a Singapore corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interest of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

As in most US jurisdictions, the board of directors of a Singapore corporation is charged with the management of the affairs of the corporation. In most US jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, under which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, under which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Many US jurisdictions have enacted various statutory provisions which permit the monetary liability of directors to be eliminated or limited. Under Singapore law, liability of a corporate director to the corporation is primarily limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation. However, under our Articles of Association, we are authorized to indemnify any director or officer who is made or threatened to be made a party to a legal or administrative proceeding by virtue of being one of our directors or officers, provided such person acted honestly and in good faith and with a view to our best interests and, in the case of a criminal proceeding, such person had no reasonable cause to believe that his conduct was unlawful. Our Articles of Association also enables us to indemnify any director or officer who is successful in such a proceeding against expense and judgements; fines and amounts paid in settlement and reasonably incurred in connection with the proceeding.

The above description of certain differences between Singapore and US corporate laws is only a summary and does not purport to be complete or to address every applicable aspect of such laws. However, we believe that all material differences are disclosed above.

Changes in Capital. Requirements to effect changes in capital are not more stringent than is required by law.

C. Material Contracts.

We generally have two types of contracts; marketing and distribution agreements which are described under Item 4, "Sale and Marketing" and license agreements which are listed under Item 4, "License Agreements". The company generates revenues from only one Sales and Marketing or Agency Agreement, the Contract, with Ban Choon Marketing Ptd. Ltd. a related party. The company does not generate revenue from any of its current license agreements. Generally each license agreement provides for the license to provide the capital, the management of the licensed operations and payment of a fee in exchange for our providing the mushroom growing technology and training. The license generally are for a specific geographic area, and are for a five year period.

D. Exchange Controls.

There are no material Singapore laws that impose foreign exchange controls on us or that effect our payment of dividends, interest or other payments to non resident holders of our capital stock. Singapore law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident of foreign owners to hold or vote our common stock.

E. Taxation.

The following is a summary of anticipated material U.S. federal income and Singapore tax consequences of an investment in our common stock. The summary does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which, such as dealers in securities, insurance companies and tax-exempt entities, may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other non-U.S. and non-Singapore tax laws. Accordingly, each prospective investor should consult its own tax advisor regarding the particular tax consequences to it of any investment in the common stock. The discussion below is based upon laws and relevant interpretations in effect as of the date of this annual report, all of which are subject to change.

United States Federal Income Taxation

The following discussion addresses only the material U.S. federal income tax consequences to a U.S. person, defined as a U.S. citizen or resident, a U.S. corporation, or an estate or trust subject to U.S. federal income tax on all of its income regardless of source, making an investment in the common stock. For taxable years beginning after December 31, 1996, a trust will be a U.S. person only if:

- a court within the U.S. is able to exercise primary supervision over its administration; and

- one or more U.S. persons have the authority to control all of its substantial decisions.

In addition, the following discussion does not address the tax consequences to a person who holds or will hold, directly or indirectly, 10% or more of our common stock, which we refer to as a "10% Shareholder". Non-U.S. persons and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in our common stock.

There are no withholding taxes on dividends paid by a Singapore Company to a non-Singapore resident. Therefore, a U.S. taxpayer would include in his/her/its taxable income the full amount of the dividend paid and pay the tax without offset or credit. There is no foreign tax credit as there was no withholding at source.

Gain or loss on the sale or exchange of our common stock will be treated as capital gain or loss if our common stock is held as a capital asset by the U.S. investor. Such capital gain or loss will be long-term capital gain or loss if the U.S. investor has held our common stock for more than one year at the time of the sale of exchange. There is no Singapore tax to a non-Singapore resident on the sale or exchange of common stock.

F. Dividends and Paying Agents.

Not applicable

G. Statement by Experts.

Not applicable

H. Documents On Display.

The documents concerning our company which are referred to in this Report may be inspected at our principal executive offices at 12 Science Park Drive #04-01, The Mendel, Singapore, Science Park 1, Singapore 118225.

I. Subsidiary Information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

                                     Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

                                    Part III
Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                                                           Pages
   December 31, 2001
   Report of Independent Auditors                                           F-2
   Consolidated Balance Sheets as of December 31, 2001 and 2000           F-3-4
   Consolidated Statements of Loss for the years ended December 31,
   2001, 2000 and 1999                                                      F-5

   Consolidated Statements of Changes in Shareholders' Equity for
   the years ended December 31, 2001, 2000 and 1999                         F-6

   Consolidated Statements of Cash Flows for the years ended December
   31, 2001, 2000 and 1999                                                F-7-8

   Notes to Financial Statements F-9-19 June 30, 2002 (Unaudited) Consolidated Balance Sheet as of June 30, 2002 F-20-21 Consolidated Statements of Income for the six months ended June 30, 2002 and 2001 F-22 Consolidated Statements of changes in Shareholders' Equity for the six months ended June 30, 2002 F-23

   Consolidated Statements of Cash Flows for the six months ended
   June 30, 2002                                                        F-24-25

   Notes to Financial Statements                                           F-26

Item 19. Exhibits.

     3.1   Articles and Memorandum of Association of MycoBiotech Ltd.
    10.1   Service Contract with Dr. Koh Kheng Tan
    10.2   MycoBiotech  Share Option Scheme  for Directors & Employees
    10.3 A license agreement dated December 8, 1997 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom (UK) Ltd;
    10.4 A license agreement dated May 30, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom International Technology Pte Ltd;
    10.5 A license agreement dated June 1, 1998 entered into between Everbloom Biotechnology (Pte) Ltd and Everbloom Health Food Pte Ltd;
    10.6 A license agreement dated December 9, 1998 entered into between Everbloom International Technology Pte Ltd and Everbloom Mushroom
           (UK) Ltd;
    10.7 A license agreement dated December 9, 1998 entered into between Everbloom Health Food Pte Ltd and Mycoceuticals Ltd;
    10.8 A license agreement dated February 23, 2000 entered into between Everbloom International Technology Pte Ltd and Gulf Mushrooms Products Company (S.A.O.G.); and
    10.9 A licence agreement dated June 4, 2001 entered into between MycoBiotech Ltd and Everbloom Biotechnology (Canada) Ltd.
    10.10 A license agreement dated January 21, 2000 entered into between Everbloom Health Food Pte Ltd and Ever-Bloom, Nutraceuticals (M)
           Sdn Bhd;
    10.11 Marketing & Distribution Agreement - Everbloom Health Food P/L & Ever-Bloom Nutraceuticals (M) Sdn Bhd
    10.12 Marketing & Distribution Agreement - Everbloom Health Food P/L & Latin Asia Inc.
    10.13 Distributorship Agreement - Everbloom Health Food P/L & Diethlem Singapore P/L
    10.14  Distributorship Agreement - MycoBitech Ltd. and A. Clouet, Pty Ltd.
    10.15 Distributorship Agreement - Everbloom Health Food P/L & Everbloom Biotechnology (Canada) Ltd.
    10.16 Agency Agreement Everbloom Mushroom Pte Ltd. and BanChoon Marketing Pte Ltd.
    10.17 Sale & Purchase Agreement - Everbloom International Technology P/L & P.T. Bank Paribas - BBD Indonesia
    10.18 Assignment Agreement - Everbloom International Technology P/L & P.T Bank Paribas - BBD Inidonesia
    10.19 Sale & Purchase Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
    10.20 Assignment Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
    10.21 Investor Relations Agreement - MycoBiotech Ltd. & Stoneside Development Limited
    10.22  Banking Facility with Southern Bank Berhad
    23.1   Consent of Certified Public Accountants

                                   SIGNATURES


                                           MYCOBIOTECH LTD.


                                           By: /s/  Dr. Kok Kheng Tan
                                              -------------------------------
                                           Dr. Kok Kheng Tan, Chief Executive
                                           Officer

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                       Title                           Date



/s/ Dr Kok Kheng Tan          Chairman of the Board and        February 10, 2003
----------------------
Dr Kok Kheng Tan              Chief Executive Officer


/s/ Victor Ang                Director                         February 10, 2003
----------------------
Victor Ang


Dr Alfred Wee Tiong Loh       Director                         February 10, 2003
-----------------------
Dr Alfred Wee Tiong Loh


/s/ David Soo Theng Lua       Director                         February 10, 2003
------------------------
David Soo Theng Lua


Professor Chin Tiong Tan      Director                         February 10, 2003
-------------------------
Professor Chin Tiong Tan


/s/ Jin Soon Tan              Director                         February 10, 2003
-------------------------
Jin Soon Tan


/s/ Eugene Lim                Chief Financial Officer and      February 10, 2003
Eugene Lim                    Secretary

                        MYCOBIOTECH, LTD AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




                                                                                        Pages

  December 31, 2001
  Report of Independent Auditors                                                          F-2
  Consolidated Balance Sheets as of  December 31, 2001 and 2000                         F-3-4
  Consolidated Statements of Loss for the years ended December 31,
  2001, 2000 and 1999                                                                     F-5

  Consolidated Statements of Changes in Shareholders' Equity for the
  years ended December 31, 2001, 2000 and 1999                                            F-6

  Consolidated Statements of Cash Flows for the years ended December 31, 2001,
  2000 and 1999                                                                         F-7-8

  Notes to Financial Statements                                                        F-9-22

  September  30, 2002  (Unaudited)
  Consolidated Balance Sheet as of September 30, 2002                                 F-23-24
  Consolidated Statements of Income for the nine months ended September 30, 2002
  and 2001                                                                               F-25
  Consolidated Statements of Income for the three months ended September 30, 2002
  and 2001                                                                               F-26
  Consolidated Statements of Cash Flows for the nine months ended September 30, 2002
  and  2001                                                                           F-27-28

  Notes to Financial Statements                                                          F-29

                          Independent Auditor's Report


       To the Board of Directors,
       MYCOBIOTECH, LTD
       Singapore


       We have audited the accompanying consolidated balance sheet of MYCOBIOTECH, LTD and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, such financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MYCOBIOTECH, LTD and subsidiaries, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles accepted in the United States of America.

       The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations and has a net working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




       THOMAS LEGER & CO., L.L.P.

       Houston, Texas
       October 7, 2002

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)

                                     ASSETS
                                                              December 31,
                                                        2001               2000
                                                        ----               ----
CURRENT ASSETS
Cash and cash equivalents                         $     47,108      $    74,755
Cash and bank balances - restricted                    328,958          173,100
Trade receivables net of provision
of $23,162 and $0 at December 31, 2001 and 2000        497,646        1,022,394
Stock subscription receivable                          319,689                -
Inventory                                              605,683          664,176
Prepaid expenses and deposits                           68,366          270,546
Deferred offering expense                               71,775                -
Other                                                   39,778            3,428
                                                    -----------      -----------
TOTAL CURRENT ASSETS                                 1,979,003        2,208,399
PROPERTY, PLANT AND EQUIPMENT                          300,668          477,496
 INVESTMENTS                                            38,368          807,122
 INTANGIBLE                                            108,430          138,480
 DEPOSIT TO SUPPLIER                                    88,255           82,642
                                                    -----------      -----------
TOTAL ASSETS                                      $  2,514,724     $  3,714,139
                                                    ===========      ===========

                     MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                          (UNITED STATES DOLLARS)

                   LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                                December 31,
                                                          2001               2000
                                                          ----               ----

CURRENT LIABILITIES
Bank overdraft secured                              $    352,110    $      322,931
Short-term debt unsecured interest free                  108,430           115,400
Open letters of credit                                   159,569            29,428
Trade payables                                           647,228           746,438
Other payables and accrued expenses                      775,507           549,653
Income tax payable                                        31,700           127,964
Related parties                                          278,556           457,686
                                                      -----------       -----------
TOTAL CURRENT LIABILITIES                              2,353,100          2,349,500
                                                      -----------       -----------
LONG-TERM LIABILITIES
Unsecured convertible bonds                              119,274          1,996,423
Grant                                                     38,366                  -
Long-term lease obligations                               53,356            102,198
                                                      -----------       -----------
TOTAL LONG-TERM LIABILITIES                              210,996          2,098,621

SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value, 25,000,000
authorized; 21,109,542 and 14,002,000 issued
and outstanding at December 31, 2001 and 2000         12,307,813          8,417,452
Paid-in capital                                        2,514,543          2,271,649
Retained deficit                                     (14,976,969)       (11,177,668)
Treasury stock                                                 -           (248,940)
Accumulated other comprehensive income                   105,241              3,525
                                                      -----------       -----------
Total Shareholders' Deficit                              (49,372)          (733,982)
                                                      -----------       -----------
Total Liabilities and Shareholders' Deficit          $ 2,514,724        $ 3,714,139
                                                      ===========       ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                             AND COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                            December 31,
                                            2001               2000               1999
                                            ----               ----               ----

SALE OF MUSHROOM PRODUCTS                $ 3,455,930       $ 3,706,973        $ 1,256,444
COST OF SALES                              3,311,617         2,477,767            684,426
                                           ----------        ----------         ----------
GROSS PROFIT                                 144,313         1,229,206            572,018
DEPRECIATION AND AMORTIZATION                118,965           149,512            105,271
GENERAL AND ADMINISTRATIVE EXPENSES
Bad debt                                     122,970           291,705            126,676
Personnel expense                          1,138,961         1,482,511            645,713
Professional fees                            258,084           183,669             33,459
Rent expense                                 407,757           211,008             36,331
Other                                      1,164,310           673,957            189,542
                                           ----------        ----------         ----------
LOSS FROM OPERATIONS                      (3,066,734)       (1,763,156)          (564,974)
OTHER INCOME (LOSS)
Interest expense                            (145,174)         (140,831)          (138,799)
Equity investment loss                      (574,000)          (10,726)                 -
Impairment of investments                   (183,804)                -                  -
Other                                        170,411           114,514             67,137
                                           ----------        ----------         ----------
LOSS BEFORE TAXATION                      (3,799,301)       (1,800,199)          (636,636)
PROVISION FOR INCOME TAXES                         -           (43,878)           (31,484)
                                           ----------        ----------         ----------
NET LOSS                                  (3,799,301)       (1,844,077)          (668,120)
                                           ----------       -----------         ----------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                 101,716            65,239            (61,714)
                                           ----------       -----------         ----------
COMPREHENSIVE LOSS                       $(3,697,585)     $ (1,778,838)        $ (729,834)
                                          ===========     =============         ==========
BASIC AND DILUTED LOSS PER SHARE             $ (0.23)          $ (0.14)           $ (0.07)
                                          ===========     =============         ==========
BASIC WEIGHTED AVERAGE SHARES             15,768,929        13,035,298          10,706,728
                                          ===========     =============        ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                             (UNITED STATES DOLLARS)


                                                                                    Accumulative
                                                                                       other                     Tolal
                                  Common       Common     Paid-in     Retained     comprehensive   Treasury  Shareholder's
                                  Shares       Stock      capital      deficit         income        stock      deficit
                                 -------       ------    ---------    --------     -------------   ---------  -------------

Balance December 31, 1998       10,000,001 $ 6,064,208    $ 22,741  $ (8,665,471)            $ -        $ -  $ (2,578,522)
Issue shares for cash            2,205,999   1,303,089     224,470             -               -          -     1,527,559
Foreign currency translation             -           -           -             -         (61,714)         -       (61,714)
Net loss December 31, 1999               -           -           -       (668,120)             -          -      (668,120)
                                -----------  ----------  ----------      ---------      ---------     ------    ----------
Balance December 31, 1999       12,206,000   7,367,297     247,211     (9,333,591)        (61,714)        -    (1,780,797)
                                -----------  ----------  ----------    -----------      ---------     ------    ----------
Issue shares for cash            1,350,000     783,902   2,024,438             -               -          -     2,808,340
Issue shares for investment        416,000     248,940           -             -               -   (248,940)            -
Exchange shares for bonds           30,000      17,310           -             -               -          -        17,310
Foreign currency translation             -           -           -             -          65,239          -        65,239
Net loss December 31, 2000               -           -           -    (1,844,077)              -          -    (1,844,077)
Adjustment                               -           3           -             -               -          -             3
                               ------------  ----------  ----------   -----------        --------   ---------   ----------
Balance December 31, 2000       14,002,000   8,417,452   2,271,649    (11,177,668)         3,525    (248,940)    (733,982)
                               ------------  ----------  ----------   ------------       --------   ---------   ----------
Issue shares for cash            3,749,246   2,071,933     211,252             -               -          -     2,283,185

Issue shares for services           12,239       6,715       6,715             -               -          -        13,430
Issue shares for investment - PTRC  64,000      11,060           -             -               -    248,940       260,000
Issue shares for investment
  in Medmyco                        22,057      12,101      24,927                                                 37,028
Exchange shares for bonds        3,260,000   1,788,555           -             -               -          -     1,788,555
Foreign currency translation             -           -           -             -         101,716          -       101,716
Net loss December 31, 2001               -           -           -    (3,799,301)              -          -    (3,799,301)
Adjustment                               -          (3)          -             -               -          -            (3)
Balance December 31, 2001       21,109,542  $12,307,813 $ 2,514,543 $ (14,976,969)     $ 105,241        $ -      $ (49,372)
                                =========== =========== ===========  ============      ==========       ====     ==========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                         Year Ended December 31,
                                               2001              2000              1999
                                               ----              ----              ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                  $ (3,799,301)     $ (1,844,077)       $ (668,120)
                                          -------------     -------------       -----------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                  118,965           149,512           105,271
Issuance of stock for expenses                  13,430                 -                 -
Impairment of investment                       183,804                 -                 -
Equity investment loss                         574,000            10,726                 -
(INCREASE) DECREASE IN ASSETS:
Trade receivables                              524,748          (629,057)         (179,485)
Inventory                                       58,493          (273,612)         (146,748)
Prepaid expenses and deposits                  202,180          (162,308)                -
Deferred offering expenses                     (71,775)                -                 -
Other                                          (36,350)           12,516          (124,182)
INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                 (99,210)          263,838          (495,044)
Other payables and accrued expenses            225,854           220,898          (351,895)
Related parties                               (179,130)          442,675            15,011
Income tax payable                             (96,264)           (6,910)          30,974
                                               --------           -------          -------
Net cash used by operating activities       (2,380,556)       (1,815,799)       (1,814,218)
                                            -----------       -----------       -----------

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                                         Year Ended December 31,
                                                                  2001           2000           1999
                                                                  ----           ----           ----

CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                             (5,613)       (82,642)             -
Investment                                                           -       (805,786)        (1,336)
Intangible                                                           -              -       (168,118)
Purchase of fixed assets                                             -       (310,670)      (304,411)
      Increase in restricted cash                             (155,858)      (173,100)            -
                                                              ---------      ---------            --
Cash provided for investing activities                        (161,471)    (1,372,198)      (473,865)
                                                              ---------    -----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                                            29,179        228,186         34,683
Short-term unsecured                                            (6,970)       (70,903)      (937,744)
Letters of credit - net                                        130,141         29,428        180,126
Grant                                                           38,366              -              -
Long-term leases                                                48,842         46,935         55,264
Bonds                                                                -              -      1,737,619
Sale of common stock                                         2,283,185      2,808,340      1,527,559
                                                            ----------     ----------     ----------
                                                             2,522,743      3,041,986      2,597,507
                                                            ----------     ----------     ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                                (19,284)      (146,011)       247,710
   Effects of exchange rate changes                             (8,363)       (33,223)       (61,714)
Cash and bank balances, at beginning of period                  74,755        253,989          6,279
                                                            ----------       --------         ------
Cash and bank balances, at end of period                      $ 47,108       $ 74,755      $ 192,275
                                                            ==========      =========      =========
SUPPLEMENTARY CASH FLOWS DISCLOSURES

1. Interst paid                                              $ 145,172      $ 140,831      $ 107,099
                                                            ==========      =========      =========
2. Taxes paid                                                $  91,144       $ 45,043            $ -
                                                            ==========      =========      =========
3. Stock subscription receivables totaling $319,689 were
collected and deposited into the Company's accounts
in January, 2002.

4. Effective December 31, 2001 approximately $1,788,555 of unsecured convertible bonds were exchanged for 3,240,000 shares of S $1 par value common stock.
5. Treasury stock (416,000 shares) for $248,940 and additional issue of 64,000 shares valued at $11,060 totaling 480,000 shares for $260,000 (combined value at par) were issued for the Company's investment in PT Randhoetatah Camerlangin July, 2001. See Note 7.

6. 22,057 shares of stock were issued at a value of $37,028 for the company's investment in Medmyco, Ltd.

7. 12,239 shares of stock were issued at a value of $13,430 for services.

8. Shares were issued in 2000 for approximately $248,940 and the transaction was rescinded during 2000. The shares were held in treasury until July, 2001.

9. Approximately $17,310 of unsecured convertible bonds were exchanged for 30,000 shares of S $1 par value common stock during 2000.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

MycoBiotech  Ltd.   ("Company")  is  a  public  limited  company  domiciled  and incorporated in Singapore in 1980.

The current principal activity of the Company is the sale of fresh mushroom products. The Company also licenses mushroom cultivation technology and know-how on production of health food and health food supplements.

2. BASIS OF PRESENTATION

         The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of subsidiaries which are prepared in accordance with the accounting principles generally accepted in Singapore.

         The following material adjustments were made to present the consolidated financial statements to conform with US GAAP: (Rounded to nearest $1,000)

                                                   December 31,
                                        -----------------------------------
        Increase (decrease)              2001            2000          1999
                                        ------          ------        -----
        Trade receivable              (220,000)       (450,000)           -
        Inventory                     (413,000)              -            -
        Fixed Assets                         -        (222,000)    (269,000)
        Intangibles                          -      (1,117,000)    (998,000)
        Goodwill                             -        (480,000)    (531,000)
        Investments                 (1,050,000)     (1,200,000)           -
        Paid-in capital             (1,116,000)       (967,000)           -
        Retained deficit            (1,843,000)     (1,569,000)  (1,798,000)
        Sales                                -        (450,000)    (591,000)
        Inventory write-off            413,000               -            -
        Other expense                        -        (133,000)    (591,000)
        Amortization                         -        (142,000)    (139,000)
        Research and development             -        (271,000)           -



                Consolidated Companies                Domicile         Ownership
        ---------------------------------           -----------        ---------
        Everbloom Health Food Pte Ltd                Singapore            100%
        Everbloom International Technology Pte Ltd   Singapore            100%
        Everbloom Mushroom (Kent) Ltd                United Kingdom       100%
        Everbloom Mushroom Pte Ltd                   Singapore            100%
        Mycoceuticals Ltd                            United Kingdom       100%
        MycoPharma Pte Ltd                           Singapore            100%
        MycoTechnology Ltd                           United Kingdom       100%

         Associated company is defined as a Company, not being a subsidiary, in which the ownership is 50% or less and in whose financial and operating policy decisions, the Company exercises significant influence.

         Associated companies are accounted for under the equity method whereby the Company's share of profits and losses of these companies are included in the consolidated profit and loss account and the Company's investment account adjusted accordingly. Losses, of an associated company, in excess of the Company's investment are not recorded unless there is a legal obligation to commit additional funds (See Note 7 Investments for further discussion). Intercompany profits and losses are eliminated until realized by the Company as if the Company were consolidated.

         The Company reviews its investments periodically and an impairment loss, if any, is recorded.


                Associated  Companies                Domicile        Ownership
         --------------------------------------    -------------    ------------
         Everbloom Biotechnology (Canada)  Ltd        Canada            50%
         Ever-Bloom Nutraceuticals Sdn Bhd            Malaysia          30%
         Medmyco. Ltd                                 Israel            25%
         PT Randhoetatah Cemerlang                    Indonesia         50%

3. GOING CONCERN

         The Company has repeatedly suffered recurring losses from operations. The Company has been successful in the past raising working capital through the sale of stock and corporate borrowings. The Company raised approximately $2,050,000 in August and September of 2002 to fund operations for the remainder of the year and to implement the Company's business plan. Management believes sufficient funding will be available to meet operating needs and for the Company's business plan.


4. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

         Basis of consolidation
         The consolidated financial statements of the Company include the Company and its subsidiaries. All material intercompany balances have been eliminated.

         Economic and political risks
         The company faces a number of risks and challenges since its primary operations are in Singapore, Malaysia, Indonesia, and the United Kingdom.

         The financial statements have been prepared assuming the Company will continue as a going concern.

         Cash and cash equivalents
         The Company considers cash and cash equivalents to include cash on hand and demand deposits with banks with maturity dates of three months or less.

         Cash restricted
         The Company has restricted cash as a function of collateral for its bank debt.

         Inventory
         Inventories are stated at lower of cost or market on the first-in, first-out basis, and includes finished goods, raw materials, packaging material and product merchandise. Finished goods include costs of raw materials, packaging and labor used in production. The Company reviews its inventory quarterly to identify slow-moving, obsolete or otherwise impaired inventory. The Company's estimates for inventory write-downs are based on the best estimates of product sales prices and customer demand patterns, and/or its plans to transition its products.

         Property, plant and equipment
         Property, plant and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.

         When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

         In accordance with Statement of Financial Accounting Standards, (SFAS) No. 144, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of ", the Company examines the possibility of decreases in the value of fixed assets when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. The Company does not believe the adoption of SFAS 144 will have a material effect on the Company's financial statements.

         Depreciation is calculated on a straight-line basis over the estimated useful life of the assets. The percentages applied are:

                           Leasehold improvements                          10%
                           Machines and equipment                      20%-33%
                           Vehicles                                        20%
                           Office equipment                                20%

         Intangible
         Intangibles, such as brand names, are amortized over their estimated useful life in accordance with SFAS 142, "Goodwill and Other Intangible Assets." The adoption of SFAS 142 did not effect the useful life or the amortization of intangibles.

         Income taxes
         Taxes are calculated in accordance with taxation principles currently effective in the individual company's domicile. Deferred income taxes are determined under the liability method as required by Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes".

         Foreign currency translation
         Conversion of currency from a Singapore dollar ("S $") into a United States dollar ("US$") has been made at the respective applicable rates of exchange. Assets and liabilities denominated in foreign currencies are converted into US$ at the applicable rate of exchange at the balance sheet date. Income and expense amounts are converted at the average rate of exchange.

         Conversion of currency from S $ into US $ has been made at the rate of exchange on December 31, 2001 and 2000: at US$1.00: S $1.8445: and US$1.00: S $1.7331, respectively. No representation is made that the S $ amounts could have been, or could be, converted into US$ at that rate. Income and expense items were converted at the average rates for the year.

         Use of estimates
         The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from those estimates.

         Employee benefits
         Share Option Scheme -

         The Company has in place the MycoBiotech Share Option Scheme for granting of share options to Directors (including non-executive Directors) and full-time employees of the Company to subscribe for ordinary shares in the Company. The total number of share options to be issued by the Company pursuant to the scheme shall not exceed 20% of the issued ordinary share capital of the Company.

         The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and complies with the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation". The Company accounts for stock-based compensation using the intrinsic value method, whereby, compensation cost is recognized when the exercise price at the date of grant is less than fair market value of the Company's common stock.

         Under the plan, the option exercise price for stock options may not be less than the fair market value of the Company's common stock at the date of grant as determined by the Board of Directors. No compensation cost has been recorded in the accompanying financial statements. Options expire no later than five years from the date of grant. See
         Note 15 for further information.

         It is intended that this scheme will lapse when the Company's shares are listed on the Singapore Exchange or any other exchange and another scheme would be introduced to comply with the requirements of that exchange.

         Mandatory contributions -

         Mandatory contributions are made by the Company and its subsidiaries to the respective Government's Central Provident Fund schemes at the statutory rates in force during the period, based on gross salary payments. The cost of these payments is charged to the statement of income in the same period as the related salary cost.


         Revenue recognition
         Revenue is recognized upon passage of title to the customer which generally coincides with delivery of the products. All exports require an irrevocable letter of credit. The letter of credit is realized by the Company upon presenting the relevant shipping documents to the bank and then the revenue is recognized. The Company has no significant sales returns or allowances.

         The sale of a license is recognized when the terms of the sale are complete. There were no sales to third parties for the three year period ended December 31, 2001. All related company sales of licenses have been eliminated.

         Accounts Receivable
         The Company extends credit to various customers and establishes an allowance for doubtful accounts that it determines to have significant risk.

         Research and development
         Research and development expenditures are charged to expense as incurred. There were no significant research and development expenses incurred.

         Loss per share
         The company follows the statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". Under SFAS 128, basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common share assumed to be outstanding during the period of computation.

         Recent pronouncements
          In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in a Restructuring). SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a material effect on the Company's financial position, results of operations, or cash flows.

5.       INVENTORIES

          Inventories are summarized as follows:

                                                December 31,
                                         -----------------------------
                                            2001               2000
                                         ----------         ----------
                Raw Materials            $396,075            $347,469
                Finished products         209,608             316,707
                                         ----------         ----------
                                         $605,683            $664,176
                                         ==========         ==========

          Certain inventory is pledged as collateral for loans.

6.       PROPERTY, PLANT AND EQUIPMENT

                                                December 31,
                                        -------------------------------
                                         2001                     2000
                                        ------                  -------
            Leasehold improvements     $ 996,678                $996,678
            Machinery and equipment    1,315,914               1,516,165
            Other                        131,824                 188,438
                                      -----------              ----------
                                       2,444,416               2,701,281
            Less accumulated
                depreciation          (2,143,748)             (2,223,785)
                                      -----------              ----------
                                      $  300,668               $ 477,496

7.       INVESTMENTS

         The Company acquired a 50% equity interest in PT Randhoetatah Cemerlang ("PTRC"), in Indonesia, during July, 2001. The Company's original investment was represented by the issuance of 480,000 shares of common stock recorded at approximately $260,000 or par value. The Company made non-refundable payments to banks during 2000 and 2001 totaling $232,000 which the Company recorded as a receivable and subsequently reclassified as additional investment. The Company also made additional advances of $55,000. These amounts totaled $574,000.

         The Company entered into agreements with two banks during August 2000 to acquire outstanding loans, penalties and interest payable aggregating approximately $10,000,000 for approximately $1,500,000 payable in 90 days. The Company does not have any legal obligation to perform and its potential loss is limited to the cash paid. The Company renegotiated the agreements in February and July, 2002, and the Company continues to renegotiate the agreements. The Company paid an additional amount of $20,000 in July, 2002. These payments are non-refundable pursuant to the agreements. There can be no assurance the Company will be able to complete the transactions with the banks. The Company has no legal obligation to complete the transactions with the banks. The Company does not have sufficient working capital to complete the transaction under the current terms. The Company's investment of $574,000 was expensed during 2001 as Equity investment loss. The PTRC unaudited net loss for 2001 is approximately $2,500,000. The Company's portion would have been $1,250,000. The company did not record its prorata share of the loss since it has no legal obligation to advance any additional sums of money to either PTRC or to the banks.

8.       INTANGIBLE

         The Company acquired the brand name Linzir and currently markets certain products under this name. The Company paid approximately $240,000 and is amortizing the cost over a ten-year period.

                                                        December 31,
                                               ------------------------------
                                                 2001                  2000
                                               -------               --------
                Linzir Brand Name            $ 216,860              $ 230,800

                Accumulated Amortization      (108,430)               (92,320)
                                             ----------             ----------
                                             $ 108,430              $ 138,480
                                             ==========             ==========

9. DEFERRED EXPENSES

         Deferred expenses are expenses incurred in the Company's public offering. The amount will be written off in the period the public offering becomes effective or is abandoned.

10. RELATED PARTY TRANSACTIONS

         Everbloom Mushroom PTE LTD ("EM") has an exclusive agency agreement dated January 2000 with BAN CHOON MARKETING PTE LTD (BAN CHOON). BAN CHOON is controlled by Chin Hian Tan, a shareholder of the Company and a director of Everbloom Mushroom Pte Ltd.

         The agency agreement provides for BAN CHOON to be the exclusive distributor of certain products in the Singapore area. The agreement also provides for BAN CHOON to be paid for all the costs incurred in the marketing and distribution of the products plus 20% of the net profit. EM owes BAN CHOON approximately $141,500 net of a commission owed to EM from BAN CHOON from prior years at December 31, 2001.

         During 2001, sales through BAN CHOON totaled approximately $2,645,000 or approximately 77% of total sales. Expenses paid by BAN CHOON were approximately $505,000. Net income provided to the Company was approximately $67,700.

         During 2000, sales through BAN CHOON totaled approximately $2,352,600 or approximately 72% of total sales. Expenses paid by BAN CHOON were approximately $567,000. Net income provided to the Company was approximately $83,000.

         The remaining amounts owed to related parties, approximately $137,000 as of December 31, 2001, is owed to Everbloom Holding Ltd. and Everbloom Investments Ltd. for advances to the Company. These entities are owned and controlled by the Tan Family.

11. UNSECURED CONVERTIBLE BONDS

         During 2001, unsecured convertible bonds of $1,788,555 were converted into ordinary shares of S $1 each in the capital of the Company. Each bond has an option to subscribe for one ordinary share of S $1 in the Company's common stock at an exercise price of S $1 exercisable at any time within five years from the date of issue or the date the Company receives in-principle approval from The Singapore Exchange Limited for a proposed listing of the shares of the Company, whichever is earlier. The shares under option may be exercised in blocks of 10,000 shares or an integral multiple thereof. The option expires at the end of five years from the date of issue of the bond. On maturity of the bonds, being five years from the date of issue, the face amount of the bonds and all unpaid interest accrued shall be repaid by the Company in full. The bonds bear interest at 5-6% per annum. Interest expense for the bonds for 2001, 2000 and 1999 was $108,000, $121,000, and $109,000,
         respectively.

12.      GRANT

         Included in non-current liabilities is a grant received of $38,366 approved and funded by Singapore-Israel Industrial Research and Development Foundation ("SIIRDF") to a subsidiary company, Mycopharma Pte Ltd in respect of a project for the development and cultivation of medicinal mushrooms culture for nutraceuticals and biopharmaceuticals. This project is being undertaken by its associated company, MedMyco Ltd, in Israel.

         Under the terms of the agreement dated March 26, 2001 between SIIRDF, MedMyco Ltd and Mycopharma Pte Ltd (where Medmyco Ltd and Mycopharma Pte Ltd are collectively know as the "participants") SIIRDF agrees to fund the project by providing a grant of 50% of the actual expenses incurred for each qualifying item up to 50% of the qualifying cost for such qualifying items. The aggregate amount of the grant shall not exceed US$358,738 or 22% of the total "cost to project", i.e. US$1,161,825 and US$496,650 under the approved project budget of MedMyco Ltd and Mycopharma Pte Ltd respectively, whichever is lower.

         SIIRDF has the right to revoke the award of the grant and/or terminate the agreement at any time if there are any adverse material changes in the implementation of the project. It is agreed between parties under the agreement that participants shall, jointly or severally, repay SIIRDF such grants obtained based on gross sales derived from the sale, leasing or other marketing or commercial exploitation of such innovation, including service or maintenance contract, commencing with the first such commercial transaction and on the repayment schedules as stipulated in the agreement, free of interest.

13. BANK DEBT

         The Company has three credit facilities covering bank overdrafts and letters of credit. The credit facilities provide for bank overdraft protection of approximately $500,000 and for irrevocable letters of credit for approximately $400,000. The credit facilities are generally secured by cash, inventory, corporate guarantees, key-man insurance and personal guarantees of one of the Company's directors.

         The Company has restricted deposits with the banks as collateral totaling $328,958 and $173,100 at December 31, 2001 and 2000,
         respectively.

         The credit facilities are payable on demand. Interest rates range from one percent to one and one-half percent over the banks prime rates. Interest rates ranged from 6% to 7% at December 31, 2001. Other nominal charges may also apply. Interest expense to the banks was $20,822 and $8,888 for December 31, 2001 and 2000, respectively. No interest was paid to banks under these agreements in 1999.


14. FINANCE LEASE CREDITORS

         Obligations under finance lease contract are as follow:

                                                           2001          2000
                                                          ------        ------
             Minimum lease installments payable          $46,290      $ 54,450
               within one financial year
               after one financial year but within
               five financial years                       51,615       115,217
                                                         --------     ---------
                                                          97,905       169,667
             Finance charges allocated to future
               periods                                   (13,605)      (18,492)
                                                         --------     ---------
             Present value of finance lease liabilities  $84,300      $151,175
                Due within 12 months                     $30,944      $ 48,978
                Due after 12 months                      $53,356      $102,197

15.     THE MYCOBIOTECH SHARE OPTION SCHEME FOR DIRECTORS AND EMPLOYEES
        ("SCHEME")

         The Company adopted a share option scheme in 1997 and amended the plan in 2000 to cover all employees including non-executive Directors.

         Share options are offered for a period of thirty days to the directors and employees. The directors and employees have to pay the Company one S $ (approximately $.54) upon acceptance of the offer. The date of acceptance is considered the grant date for purposes of evaluating compensation to be recognized by the Company. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

         It is intended that this scheme will lapse when the Company's shares are listed on an Exchange and another scheme would be introduced to comply with the requirements of the Exchange.

         A summary of the status of the company's share options as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:
                                                          Weighted Average
                                        Shares       Excercise Price Per Share
                                       ---------    ----------------------------
        Outstanding and excersible at
        January 1, 1999                 170,000                 S$1.00
           Granted                      240,000                 S$1.00
           Exercised                          -                      -
           Forfeited                    (10,000)                     -
           Expired                            -                      -
                                       ---------
        Outstanding and exercisable at
        December 31, 1999               400,000                  S$1.00
           Granted                    1,070,000                  S$1.00
           Exercised                          -                       -
           Forfeited                    (63,500)                      -
           Expired                            -                       -
                                       ---------
        Outstanding and exercisable at
        December 31, 2000             1,406,500                   S$1.00
          Granted                     2,191,000                   S$1.44
          Exercised                    (510,000)                  S$1.00
          Forfeited                           -
          Expired                             -

        Outstanding and exercisable at
        December 31, 2001            3,087,500                    S$1.31

        Weighted-average fair value of options granted in 2001    S$0.22
        Weighted-average fair value of options granted in 2000    S$0.17
        Weighted-average fair value of options granted in 1999    S$0.16

         The following table summarizes information about the stock options outstanding at December 31, 2001:

                                 Options outstanding and exercisable
         ----------------------------------------------------------------
                                                        Weighted Average
                                                            Remaining
          Exercise Prices       Options                 Contractual Life
         -----------------     ---------               ------------------
               S$1.00          1,702,500                  3.5 years
               S$1.70          1,385,000                    5 years
                              -----------               -------------
                               3,087,500                  4.2 years
                              ===========               =============

          Under SFAS 123, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model. The Company's stock options have characteristics significantly different from those of traded options. The following assumptions were used for the grants in the years ended December 31, 2001, 2000 and 1999: risk-free interest rates between 3.16% to 3.96%; dividend rates of zero; expected lives of 5 years. In determining the "minimum value," SFAS 123 does not require the volatility of the Company's common stock underlying the options to be calculated or considered because the Company is not publicly traded as of December 31, 2001.

         No expense was recognized in 2001, 2000, and 1999 related to the options. Had the compensation cost for stock options granted to employees been determined under SFAS 123, net loss and basic and diluted net loss per share for the years ended December 31, 2001, 2000 and 1999 would have changed as indicated in the following pro forma amounts:

                                          2001            2000           1999
                                        --------         ------         -------
       Net  Loss
         As reported                  $(3,799,301)   $(1,844,077)     $(688,120)
         Proforma                     $(4,069,377)   $(1,948,984)     $(690,274)
       Basic and diluted net loss
        per share
         As reported                  $     (0.23)   $     (0.14)     $   (0.07)
         Proforma                     $     (0.25)   $     (0.15)     $   (0.07)

16.      TAXATION

         Taxes are calculated in accordance with regulations in which the Company and its subsidiaries are located.

         Taxes are calculated on a separate entity basis since consolidation is not allowed.

         The provisions for income taxes for the years ended December 31 are summarized as follows:

                                2001            2000            1999
                               ------          ------          ------
                Current        $    -         $ 43,878       $ 31,484
                Deferred            -                -              -
                              --------       ----------      ---------
                               $    -         $ 43,878       $ 31,484
                              ========       ==========      =========

          Deferred income taxes are provided for the temporary differences between financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                                2001            2000
                                               -------         ------
                Deferred tax assets:
                  Net operating losses        $ 2,941,000     $574,859
                  Capital allowances                3,141            -
                  Valuation allowance          (2,944,141)    (574,859)
                                               -----------   ----------

                Deferred tax liabilities                -             -
                                               -----------   ----------
                                              $         -     $       -
                                               ===========   ==========

          The net operating losses and capital allowances do not expire under current regulations.

         A reconciliation of income tax computed at the nominal statutory corporate tax rate to the provision for income taxes at December 31 is as follows:

                                         2001            2000          1999
                                       --------        --------      --------
           Income taxes at
           normal rate               $ (949,825)     $(461,019)     $ (167,030)
           Permanent and
           valuation differences        949,825        504,897         198,514
                                      ----------     ----------      ----------
                                     $        -      $  43,878      $   31,484

17.      COMMITMENTS

         At December 31, 2001, there were the following commitments:

         Exclusive rights commitments
         In accordance with the terms of an agreement dated August 21, 2000, a subsidiary company is required to purchase approximately $500,000 of a product from a supplier over the next 2 years in return for the exclusive rights for the supply of mushrooms produced by the supplier.

         Bank loans commitments
         Under the terms of the agreements with the banks as disclosed in Note 7, the Company is required to make further payments of $1,236,000 to effect the assignment of these loans.


         Operating lease commitments
         At December 31, 2001, there were future minimum lease payments under a non-cancelable operating lease in subsequent accounting period as follows:
                                                Amount
                                              ----------
                                2002          $ 219,000
                                2003            146,000
                                2004            141,000
                                2005            141,000
                                2006             70,000

         The disclosed commitments are based on existing rental rates. The lease agreements provide for periodic revision of such rates in the future.

18. FINANCIAL INSTRUMENTS

         Net fair value of financial assets and liabilities
         The net fair value of all financial assets and liabilities approximates their carrying value.

         The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the balance sheets and in the notes to the financial statements.

         Interest rate exposures
         The Company exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates.

         The secured bank overdraft and letters of credit facilities are subject to floating interest rates at 1% to 1.5% above prime rates applicable for each interest period. The secured letters of credit receipts facility is subject to floating interest rate at 1.5% above prime rate applicable for each interest period. Each interest period is 365 days.

         Credit risk
         The Company's maximum exposure to credit risk at balance sheet date in relation to each class of recognized financial assets is the carrying amount, net of any provisions for doubtful debts, of those assets as indicated in the balance sheets and notes to the financial statements.

         Foreign currency risk
         The Company incurs foreign currency risk on sales and purchases that are denominated in a currency other than Singapore dollars. The currencies giving rise to this risk are primarily US dollars and Sterling Pounds.

         The Company does not hedge its foreign currency risk.

19. SUBSEQUENT EVENTS

          STOCK RIGHTS ISSUE
          The Company issued 3,649,776 shares of S $1.00 par for approximately $2,050,000 in August and September of 2002 as per a rights issue to shareholders.

          INVESTOR RELATIONS AGREEMENT
          The Company is planning to go public on the capital market in the United States of America through this issuance of American Depository Receipts ("ADR") to be arranged by the Bank of New York.

          The Company entered into an Investor Relations Agreement ("Agreement") on August 6, 2002 with Stoneside Development Limited of the United States of America. The Agreement provides for investor relations and stock promotion for a twelve-month period. The Agreement provides for payment of $92,000 over the twelve-month period.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                     ASSETS
                                               September 30,    December 31,
                                                   2002            2001
                                                   ----            ----
CURRENT ASSETS
Cash and cash equivalents                   $    231,314         $   47,108
Cash and bank balances - restricted              306,661            328,958
Trade receivables                                480,814            497,646
Stock subscription receivable                          -            319,689
Inventory:
Raw material                                      40,633            264,956
Finished goods                                   302,867            200,386
Packing materials                                152,909            140,341
Prepaid expenses and deposits                     80,890             68,366
Deferred offering expense                        270,576             71,775
Other                                             43,916             39,778
                                               -----------         ----------
TOTAL CURRENT ASSETS                           1,910,580          1,979,003
PROPERTY, PLANT AND EQUIPMENT                    341,636            300,668
INVESTMENTS                                       39,849             38,368
INTANGIBLE                                        95,892            108,430
DEPOSIT TO SUPPLIER                               92,064             88,255
                                               ------------        ----------
TOTAL ASSETS                                 $ 2,480,021        $ 2,514,724
                                               ============       ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)
                      LIABILITIES AND SHAREHOLDERS' DEFICIT


                                                             September 30,   December 31,
                                                                  2002           2001
                                                                  ----           ----

CURRENT LIABILITIES
Bank overdraft secured                                     $        -       $    352,110
Short-term debt unsecured interest free                       140,193            108,430
Open letters of credit                                              -            159,569
Trade payables                                                686,536            647,228
Other payables and accrued expenses                           565,571            775,507
Income tax payable                                              4,355             31,700
Related parties                                                99,342            278,556
                                                           -----------        ------------
TOTAL CURRENT LIABILITIES                                   1,495,997          2,353,100
                                                           -----------        ------------
LONG-TERM LIABILITIES
Unsecured convertible bonds                                    33,785            119,274
Grant                                                          39,847             38,366
Long-term lease obligations                                     8,984             53,356
                                                           -----------        -----------
TOTAL LONG-TERM LIABILITIES                                    82,616            210,996
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value, 50,000,000
authorized; 25,593,548 and 21,109,542 issued and
outstanding at September 30, 2002 and December 31, 2001    14,865,787          12,307,813
Paid-in capital                                             3,002,782           2,514,543
Retained deficit                                          (17,099,285)        (14,976,969)
Accumulated other comprehensive income                        132,124             105,241
                                                          ------------        ------------
Total Shareholders' Equity (Deficit)                          901,408             (49,372)
                                                          ------------        ------------
Total Liabilities and Shareholders' Deficit               $ 2,480,021         $ 2,514,724
                                                          ============        ============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                Nine months ended September 30,
                                                    2002             2001
                                                    ----             ----
SALE OF MUSHROOM PRODUCTS                       $ 2,651,861      $ 2,627,344
COST OF SALES                                     2,413,679        1,836,286
                                                  ----------       ----------
GROSS PROFIT                                        238,182          791,058
DEPRECIATION AND AMORTIZATION                        86,405           85,614
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel expense                                   882,366          874,670
Rent expense                                        219,806          323,190
Other                                               962,194          872,053
                                                   ---------        ---------
LOSS FROM OPERATIONS                             (1,912,589)      (1,364,469)
OTHER INCOME (LOSS)
Interest expense                                    (57,877)        (108,951)
Equity investment loss                             (177,076)        (431,983)
Other                                                25,226           87,827
                                                    --------         --------
LOSS BEFORE TAXATION                             (2,122,316)      (1,817,576)
PROVISION FOR INCOME TAXES                                -                -
                                                  ----------        ---------
NET LOSS                                         (2,122,316)      (1,817,576)
                                                  ----------      -----------
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation                         26,882          109,060
                                                  ----------      -----------
COMPREHENSIVE LOSS                             $ (2,095,434)     $(1,708,516)
                                                  ==========      ===========
BASIC AND DILUTED LOSS PER SHARE                    $ (0.09)         $ (0.11)
                                                  ==========      ===========
BASIC WEIGHTED AVERAGE SHARES                    22,083,645       15,178,661
                                                 ===========      ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                Three months ended September 30,
                                                  2002                2001
                                                  ----                ----
SALE OF MUSHROOM PRODUCTS                       $ 817,319           $ 880,970
COST OF SALES                                     811,428             428,507
                                                 --------            --------
GROSS PROFIT                                        5,891             452,463
DEPRECIATION AND AMORTIZATION                      26,404              21,108
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel expense                                 329,542             221,594
Rent expense                                       66,862              83,757
Other                                             319,891             529,218
                                                 --------            --------
LOSS FROM OPERATIONS                             (736,808)           (403,214)
OTHER INCOME (LOSS)
Interest expense                                  (30,992)            (34,382)
Equity investment gain/loss                       (90,105)           (431,983)
Other                                              21,431              38,942
                                                  -------             -------
LOSS BEFORE TAXATION                             (836,474)           (830,637)
PROVISION FOR INCOME TAXES                              -                   -
                                                  --------            --------
NET LOSS                                         (836,474)           (830,637)
                                                 ---------           ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                       (6,281)           (114,778)
                                                   -------           ---------
COMPREHENSIVE LOSS                             $ (842,755)         $ (945,415)
                                                ==========         ===========
BASIC AND DILUTED LOSS PER SHARE                  $ (0.04)            $ (0.06)
                                                ==========         ===========
BASIC WEIGHTED AVERAGE SHARES                  23,582,224          16,621,005
                                               ===========         ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                               Nine months ended September 30,
                                                 2002                2001
                                                 ----                ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                    $ (2,122,316)       $ (1,817,576)
                                            -------------       -------------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                     86,405              85,614
(INCREASE) DECREASE IN ASSETS:
Trade receivables                                 16,832             360,423
Inventory                                        109,274            (334,007)
Prepaid expenses and deposits                    (12,524)            194,014
Deferred offering expenses                      (198,801)            (21,779)
Other                                             (4,138)            (46,874)
INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                    39,308            (103,037)
Other payables and accrued expenses             (209,936)            142,000
Related parties                                 (179,214)            (47,252)
Income tax payable                               (27,345)            (58,567)
                                                 --------            --------
Net cash used by operating activities         (2,502,455)         (1,647,041)
                                              -----------         -----------

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                      Nine months ended September 30,
                                                         2002             2001
                                                         ----             ----

CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                      (3,809)          (9,861)
Investment                                               (1,481)           3,727
(Purchase) disposition of fixed assets                 (114,835)          19,588
Increase in restricted cash                              22,297         (166,363)
                                                       ---------         ---------
Cash provided for investing activities                  (97,828)        (152,909)
                                                       ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                                   (352,110)          23,641
Short-term unsecured                                     31,763           (2,246)
Letters of credit - net                                (159,569)          75,084
Grant                                                     1,482                -
Long-term leases                                        (44,372)         (69,366)
Sale of common stock                                  2,960,724        1,658,034
Stock subscription receivable                           319,689                -
                                                      ----------       ----------
Cash provided for (used by) financing activities      2,757,607        1,685,147
                                                      ----------       ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                         157,324         (114,803)
Effects of exchange rate changes                         26,882          109,060
Cash and bank balances, at beginning of period           47,108           74,755
                                                      ----------       ----------
Cash and bank balances, at end of period              $ 231,314         $ 69,012
                                                      ==========       ==========

                         MYCBIOTECH LTD AND SUBSIDIARIES
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

NOTE 1. - BASIS OF PRESENTATION

The accompanying unaudited financial statements of MycoBiotech, LTD and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10Q and Item 8 of Form 20-F. They do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation, have been included in the accompanying unaudited financial statements. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the full year.

These financial statements should be read in conjunction with the financial statements and footnotes, which are included as part of financial statements for the year ended December 31, 2001.