Form 20-F/A
MYCOBIOTECH LTD
filed 2003-04-04
CIK 1203457

As filed with the Securities and Exchange Commission on November 12, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                 Amendment No. 2
 (Mark one)

[x ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

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

                                    Singapore
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

       12 Science Park Drive, #04-01 The Mendel, Singapore Science Park 1,
                                Singapore 118225
       --------------------------------------------------------------------
                    (Address of Principal Executive Offices)

                  Please send copies of all communications to:
                              Hank Vanderkam, Esq.
                               Vanderkam & Associates
                             1301 Travis, Suite 1200
                              Houston, Texas 77002
                                 (713) 547-8900

     Securities  registered or to be registered pursuant to Section 12(b) of the
Act:

     Title of Each Class Name of Each Exchange On Which Registered None None

     Securities  registered or to be registered pursuant to Section 12(g) of the
Act: Common Stock

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

     As of October 20, 2002, the Registrant had outstanding 25,593,548 ordinary shares.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirement for the past 90 days. Yes   No X
                                            ---  ---

     Indicate by check mark which  financial  statement  item the registrant has
elected to follow. Item 17    Item 18 X
                          ---        ---
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

     Indicate by check mark whether registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court. Yes   No  X
                         ---  ----

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management.

Directors.

The Board of Directors is entrusted with responsibility for the overall management of MycoBiotech Ltd (the "Company"). Information regarding the Directors is listed below:

        Name                           Address                                Position
       ---------                    ---------------                         -------------

        Dr Kok Kheng Tan          5B Bright Hill Drive, Singapore 579596     Chairman of the Board and
                                                                             Chief Executive Officer

        Prof Chin Tiong Tan       52 Kingsmead Road, Singapore 267996        Director

        Victor Ang                1 Siglap Road #04-14, Singapore 448906     Director

        Dr.Alfred Wee Tiong Loh   85 Namly Place, Singapore 267237           Director

        David Soo Theng Lua       442A Dunearn Road, Singapore 289616        Director

        Jin Soon Tan              41 Jalan Sembilang, Singapore 576884       Director

Senior Management

The day-to-day operations of the Company are entrusted to the Chief Execuitve Officer and an experienced and qualified team of Executive Officers responsible for the different functions of the Group. The particulars of the Executive Officers are set out below:

        Name                              Address                                Position
       --------                         -----------                             -----------

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

B. Advisers.

Vanderkam & Associates, 1301 Travis St. Ste. 1200, Houston, TX 77002 act as U.S. counsel for the Company.

C. Auditors.

The audits as of December 31, 2001 and 2000 and related statements for December 31, 2001, 2002 and 1999 and conversion to US GAAP were performed by Thomas Leger & Co., 1235 N. Loop W., Ste. 907, Houston, TX 77088. They are members of the American Institute of Certified Public Accountants.

Item 2. Offer Statistics and Expected Timetable.

No Disclosure Necessary.

Item 3. Key Information.

A. Selected Financial Data B Singapore dollars have been converted into U.S. dollars for operations at the rate following rates of exchange: 2001-1.7917; 2000-1.7239; 1999-1.6929; 1998-1.6490; and 1997-1.6490. All years have been audited. The information for years ended December 31, 1997 and 1998 were audited using international accounting standards and not U.S.G.A.A.P. The information for years ended December 31, 1999, 2000, 2001 and the interim periods have been prepared in accordance with U.S.G.A.A.P.

B.

                                                  Years Ended December 31,

                                         2001         2000           1999         1998           1997
                                         ----         ----           ----         ----           ----

                                       US `000      US `000        US `000       US `000       US `000

Average Exchange Rate of Singapore      1.7917       1.7239         1.6929        1.6490        1.6490
Dollars

STATEMENT OF OPERATIONS

Net Sales                                3,456        3,707          1,256         2,567        3,653
Cost of Sales                           (3,312)      (2,478)          (684)       (1,215)      (2,214)
                                        -------      -------          -----       -------      -------
Gross Profit                               144        1,229            572         1,352        1,439
Operating Expenses                      (3,211)      (2,992)        (1,137)       (2,117)      (1,554)
                                        -------      -------        -------       -------      -------
Loss from Operations                    (3,067)      (1,763)          (565)         (765)        (115)
Other income / (expenses)                 (732)         (37)           (72)          532           87
                                         ------         ----           ----          ---         ----
Net loss before taxes                   (3,799)      (1,800)          (637)         (233)         (28)
Taxation                                     0           44             31             -            -
Net loss after tax                      (3,799)      (1,844)          (668)         (233)         (28)
Comprehensive income (loss)                102           65            (62)            -            -
                                           ----           --          -----            -            -
Comprehensive loss                      (3,697)      (1,779)          (730)         (233)         (28)
                                        =======      =======          =====         =====         ====
Loss per common share                    (0.23)       (0.14)          (.07)         (.02)           -
                                         ======       ======          =====         =====         ====

Basic Weighted average shares
outstanding                         15,768,929   13,035,298     10,706,728    10,000,000    10,000,000
                                     ==========  ==========     ==========    ==========    ==========


Exchange Rate of Singapore Dollars -   US `000      US `000       US `000       US `000       US `000
as of the Balance Sheet Date
                                        1.8445      1.7331         1.6655       1.6490         1.6490

BALANCE SHEET DATA:
Working Capital (deficit)     (374)     (141)        (80)     (1,642)      (926)
Total assets                 2,515     3,714       1,618         474      1,887
Long term debts                211     2,098       2,157       1,024      1,569
Shareholders' deficit          (49)     (734)     (1,781)     (2,656)    (2,422)

The exchange rate between the U.S. dollar and the Singapore dollar for each of the past six months is as follows:

                        High        Low                        High        Low
                       ------      -----                      ------      ------
  September, 2002     1.78065     1.74545     June, 2002     1.79270     1.76374
  August, 2002        1.77226     1.74723     May, 2002      1.80695     1.78706
  July, 2002          1.77096     1.73029     April, 2002    1.84673     1.80481

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

                                           US$ - Exchange Rate of Singapore
                                           Dollars as of Balance Sheet Data
                                           1.7760
  Common Stock .54 par                    14,865,787
  Paid in Capital                          3,002,782
  Retained Earnings Deficit              (17,099,285)
  Accumulated Other Comprehensive Income     132,124
  Unsecured convertible bonds                 33,785
  Grant                                       39,847
  Long-term lease obligation                   8,984
  Liabilities & shareholders' deficit      2,480,021

  C. Reasons for the Offer and Use of Proceeds.

  No Disclosure Necessary.

  D. Risk Factors.

  The Company is subject to a number of risks and uncertainties. If any of the following considerations and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected.

  SOUTHEAST ASIA RISKS

  The Weak Economies of Southeast Asia Have Been a Significant Factor In The Decline of Our Sales and May Impact Future Sales

  The economies of Southeast Asia remain weak as a result of the currency crisis of 1999 which led to a recession in the region. In addition, with a soft US economy, and the US technology meltdown, international exports, the economic engine of the region have been significantly affected, further depressing the regions economy. Because Southeast Asia, and Singapore in particular is the major markets for our products, the weak economy has impacted our sales as the Company's products are more a discretionary item then a food staple. The weak economy of the region is a significant factor in the decline in our sales, and until the "economy" of the region recovers, will impact future sales and either increase our loss or decrease our profitability.

  POLITICAL RISKS

  Although the political environment in Singapore is stable, there is significant political instability in the region. Since the fall of the government of Indonesia, the Indonesian political situation has been completely unstable. Malaysia, although reasonably stable, faces various internal challenges. In addition, the rise of Muslim extremist has further complicated the political landscape as both Malaysia and Indonesia are Muslim countries. Because Singapore is surrounded by Muslim countries, both of whom are battling Muslim extremist, and because of the unstable political situation in Indonesia, there is no guaranty that this instability will not spill over into Singapore, our principal market. Should this instability spread to Singapore, it would have a significant negative impact on our sales. Furthermore, since Indonesia and Malaysia supply the majority of our mushrooms a disruption of this supply could also significantly decrease our sales. Any decline in sales will increase our loss or decrease our profitability.

  Financial Risks

  We incurred accelerating net operating losses of $729,834, $1,778,838 and $3,697,585 for FY 1999, FY 2000 and FY 2001, respectively. In addition, we have a loss of $2,095,434 for the first nine months of 2002. Because of these losses our audit opinions have been qualified on a going concern basis. Furthermore, our revenue for the year ended December 31, 2001 declined by 6.8% from our revenues for the year ended December 31, 2000, although our revenues for the first nine months of 2002 totalled $ 2,651,861, a slight increase from the $2,627,344 the first nine months of 2001. In addition, our gross profit margins declined from 33.16% for the year ended December 31, 2000 to 4.18% for the year ended December 31, 2001 and to 8.98% for the nine months ended September 30, 2002. Unless these trends are reversed, we will be unable to continue as an operating business.

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

  Business Risks

  WE FACE STRONG COMPETITION IN THE SALES OF OUR PRODUCTS

  The primary market for our products is Singapore where we have approximately 32% of the mushroom market but only a very small percent of the health food supplement market. Our mushrooms face stiff competition from the importation of Chinese grown mushrooms where the production costs are lower and from a panorama of health food supplements. Because of this competition, prices have been falling and our profit margins declining contributing to our overall loss. Our other market is the United Kingdom where we have less than a one-percent market share. Our competitors in Singapore are Kahsim, Be Fresh, Chan Kok Hong and MP Project who import fresh shitake mushrooms, principally from China. Our competitors in the United Kingdom are Liversey Brothers, TecFoods, Fruit of the Forest, and Smithy Mushrooms who import fresh shitake mushrooms from France, Holland and China.

  WE FACE RISKS RELATED TO DISTRIBUTING AND SELLING FRESH MUSHROOMS

  Fresh mushrooms are perishable products which require special low-temperature handling equipment for storage and transportation. Mishandling of our fresh mushrooms can lead to spoilage and a loss of income . In a typical year, this loss amounts to approximately 5% of the mushroom cost. Furthermore, our business is executed on a credit basis. Hence the receipt of payments will depend on the creditworthiness and financial standing of our customers. While we keep our credit polices tight, we still incur losses of approximately 1% of the credit extended. Any increase in either of these costs will increase our net operating losses or decrease our earnings.

  WE FACE RISKS IN OPENING OVERSEAS MARKETS

  In the past, our operations have largely been confined to Singapore. As part of our business strategy, assuming the availability of capital, we intend to expand our business into other countries particularly Malaysia, England and Canada. However, in each of these countries we face still competition from entities which have been in these markets and are familiar with the neuances of each country whereas we have no prior history in such markets. This could significantly effect our ability to grow in such markets or to be profitable in such markets.

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

  WE ARE SUBJECT TO VARIOUS GOVERNMENTAL REGULATIONS

  Although there are currently no governmental regulations affecting fresh food in our markets, there is no assurance such will not be enacated. To the extent our products are marketed as health foods or supplements, we are subject to various regulations which control any claims or benefits made on such products. While these regulations do not impose an economic risk, should more strenuous regulations be adoped in the future which would apply to our products, such could have an adverse economic impact by increasing our costs.

  OUR NEW PRODUCTS MAY NOT GAIN WIDESPREAD ACCEPTANCE

  We have developed a range of mushroom-based health foods and health food supplements for which there are no established markets. Many of our products are still under development and there can be no assurance that such products will be successfully developed or commercialized on a timely basis, or at all. Even if commercialized, there is no guarantee that such products will gain acceptance by consumers. The successful launch of our new products is dependent upon our ability to educate and create awareness of the potential benefits of such products among consumers and also the ability of our health products to suit the demands and needs of consumers. Our inability to achieve a significant level of market acceptance will negatively impact our future profitability and financial position.

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

  ONLY ONE OF OUR DISTRIBUTORS IS GENERATING ANY MATERIAL REVENUES

  Although we have executed five distribution agreements only one is producing any material revenue. The agreement between Everbloom Mushroom Ptd Ltd. and Ben Choon Marketing Pte Ltd produced approximately 77% of our total sales for the year ended December 31, 2001. Under this agreement, we are obligated to reimburse Ben Choon Marketing Pte Ltd. all costs incurred in marketing and distribution of the products, plus 20% of the net profit. These expenses totaled approximately $505,000 and $567,000 for the year ended December 31, 2001 and 2000 respectively. Without the marketing by Ben Choon Marketing Pte. Ltd. we would loose approximately three quarters of our total sales and be unable to continue as a going concern.

  OUR MAJOR DISTRIBUTOR IS CONTROLLED BY A RELATED PARTY

  Our major distributor, Ben Choon Marketing Pte. Ltd. is controlled by Chin Hian Tan who owns 91% of the issued and outstanding shares. Chin Hian Tan is a director of Everbloom Mushroom Pte. Ltd. our subsidiary, and the brother of Dr. Kok Kheng Tan, our Chairman of the Board and Chief Executive Officer. Under the terms of this Distribution Agreement, we are required to reimburse Ben Choon Marketing Pte. Ltd. for all costs incurred in marketing and distributing of our products, plus 20% of the net profit. Because of this relationship, there is no assurance that the best prices are being received for our products, that all marketing and distribution prices are at the most favorable rate, or that 20% of the profit from sales under this agreement is a reasonable commission. If the prices received are not fair market value, or the costs incurred are not reasonable, profits will be diverted from the Company to the related party.

  WE ARE RELIANT ON CONTRACT MANUFACTURERS.

  Our Linzir range of products such as Lingzhi-shiitake capsules and extracts must be approved by the Singapore Ministry of Health (MOH) before they can be sold in Singapore. We have appointed Beacon Chemicals Pte Ltd, a Ministry Of Health approved manufacturing company, to produce these products. We are dependent on this third-party production facility to ensure that the contents of these products meet the requirements of the Ministry Of Health, while maintaining product quality and acceptable manufacturing costs.

  Should this manufacturing relationship terminate or should any supplier not be able to satisfy our quality requirements, our supply for these goods will be affected, thus depriving us of a potential source of revenue and earnings.

  IMPORTANCE OF DEFENDING OUR PROPIETARY TECHNOLOGY

  We regard our proprietary rights on the findings of our R&D activities and patents on mushroom cultivation technology such as the Everbloom Process as being critical to our success. However, there is no assurance that patents issued to us will not be invalidated or circumvented in the future or that the rights created there under will continue to provide a competitive advantage. Should we not be able to protect our proprietary rights sufficiently, our source of revenue will be adversely affected.

  We rely heavily on a combination of patents, copyrights, trademarks, non-disclosure agreements and licenses to protect our expertise. We also rely on confidentiality agreements with our employees and strive to limit access to the distribution of proprietary information. Despite these precautions, there is a possibility that unauthorized third parties may adopt, copy or modify certain of our research results, methodology and technology. In particular, we have granted exclusive rights to our joint venture partners and other third parties to access certain of our research results and technology. We generally enter into confidentiality agreements with these parties to reduce the access of such information to outside parties. However, there is no assurance that, after taking the appropriate steps to prevent such leakage of proprietary information, our competitors and other unauthorized third parties will not gain access to such information. Furthermore, the laws of some countries do not adequately protect our intellectual properties. In the event that patents expire, or in countries where patents have not been granted, we are also exposed to the risk of competitors attempting to duplicate our expertise.

  From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by us. Litigation may be necessary to defend against alleged infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect our traded secrets and other intellectual property rights owned by us. Any such litigation could be costly and may divert the management"s attention, either of which could have a material adverse effect on our business, financial conditions and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights and/or prevent us from manufacturing or selling our products or services, which could adversely disrupt the conduct of our business.

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

  In addition, it may be difficult for investors to enforce in the United States judgements obtained in United States courts based on the civil liability provisions of the United States federal securities laws against us or any of our non United States executive officer. Therefore, investors may have limited ability to redress any losses caused from a violation of United States Security Rules.

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

  Because of these exemptions, investors are not provided the same information which is generally available concerning public companies organized in the United States and therefore, may not be able to make as informed investment as decisions as that for the purchase of securities of a United States Public Company.

  Item 4. Information on the Company.

  A. History and Development of the Company.

  MycoBiotech Ltd is a group of companies involved in producing mushroom related health foods and health food supplements, mushroom based food products, including fresh mushrooms, biopharmaceutical products and technology-based cultivation processes. Approximately ninety percent (90%) of our revenues are derived from the growing and marketing of fresh mushrooms.

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

  The following chart illustrates our current organizational structure.

                                MycoBiotech Ltd.
                                   Singapore

100%            100%                 100%               100%           50%

                                   Everbloom                        Everbloom
                                 International                    Biotechnology
                               Technology Pte Ltd                 (Candada) Ltd.
                                  (Singapore)
MycoPharma      Everbloom                               Everbloom
Pte Ltd        Mushroom Pte                           Health Food Pte
(Singapore)        Ltd.                                    Ltd.
               (Singapore)                             (Singapore)
                                          100%                     30%

                                    Mycoceuticals Ltd.          Ever-Bloom
                                           UK               Nutraceuticals (M)
                                                                 Sdn Bhd
                                     (United Kingdom)           (Malaysia)

25%                              100%

Medmyco                         MycoTechnology
Ltd.                            Ltd. UK
(Isreal)                        (United Kingdom)

        50%                             100%                    30%

        PT                            Everbloom                 FFM-
   Randhoetatah                    Mushroom (Kent)            Everbloom
    Cemerlang                           Ltd.                  Mushroom
   (Indonesia)                    (United Kingdom)           (Malaysia)

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

HEALTH FOODS AND HEALTH SUPPLEMENTS.

Overview

There are three regional markets targeted by the Company for mushroom-related health food and supplements in the year 2003; these are Singapore, Malaysia, and United Kingdom. Subsquent targeted markets will include North America, Europe, Australia, Korea, Japan, Thailand and Philippines.

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

This agency agreement provides for BAN CHOON to be the exclusive distributor of certain products in the Singapore area. The agreement also provides for BAN CHOON to be paid for all costs incurred in the marketing and distribution of the products plus 20% of the net profit.

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

Governmental Regulations

There are no governmental regulations which govern the importing or exporting of fresh mushrooms in Singapore or in England where our products are sold.

In the sale of health supplements, there are currently no regulations other than labeling. These regulations require a listing of the products ingredients and weight, and limit the labeling of health benefits which can be claimed and require a listing of the name of the producer or manufacturer of the product. From time to time, proposals have been introduced to either regulate the claimed benefits of health supplements, or to have them registered as drugs (which would subject the products to all of the drug testing rules and approvals). However to date no such proposal has ever been enacted in any of the jurisdictions in which our products are marketed.

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

Product Pipeline

Our biopharmaceutical products have been developed from research undertaken both by us and by third parties on various types of medicinal mushrooms and are the first products of their kind in the world.

 (a) MycoGlucan. This product has just been launched and is produced in capsule form and contains ingredients from five different mushrooms - Shiitake, Lingzhi, Yunzhi, Monkey Head and Maitake Mushrooms. These ingredients have been shown to enhance the immune system, stimulate appetite, and increase production of antibodies. Preclinical trials of Mycoglucan is being conducted in the laboratories of the Department of Microbiology at the University of Singapore.

(b) MycoDiab. MycoDiab is produced in sterile conditions from the Yellow Brain mushroom. The main bioactive component in this product is the polysaccharide glucuronoxylomannan. MycoDiab will be marketed as a prevention for diabetes and also as a supplement to stimulate the immune system. Preclinical trials of this product have started in Israel, at the laboratory of Harlan Biotech.

(c) Mycovastatin. Mycovastatin is produced from the Oyster mushroom. The product has been shown in preclinical trials to lower cholesterol in mice.

The acquisition of the intellectual property relating to the isolation and characterisation of Fungal growth hormones called FungiFlex1 and FungiFlex2 will enable the Company to further research into and develop new fungicides for the world market.

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

Our goal is to develop the Everbloom brand and a reputation for reliability and consistency in quality. Our business model is to license growers with the Everbloom process and grow mushrooms using our strains and stringent cultivation standards. This model releases our capital for other purposes while maintaining our control of the mushroom quality.

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

A."Mushroom Cultivation"

   ------ ---------------- ------------------ -------------- -------------- --------------- -----------------
                                                                            Publn/          Grant Date
          Country          Proprietor         Application    Application    Grant No.
                                              No.            Date
   ------ ---------------- ------------------ -------------- -------------- --------------- -----------------

   1.     US               MycoBiotech(1)     536260         29/9/1983      4542608         24/9/1985
   ------ ---------------- ------------------ -------------- -------------- --------------- -----------------
   2.     Sri Lanka        MycoBiotech(2)     9769           8/6/1987       9769            24/7/87
   ------ ---------------- ------------------ -------------- -------------- --------------- -----------------

B."Cultivation on Rubber Wood"

-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------
                                                                                 Publn/ Grant
         Country      Proprietor                   Application    Application    No.              Grant Date
                                                   No.            Date
-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------

1.       US           MycoBiotech(1)               057335         2/6/1987       4833821          30/5/1989
-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------
2.       UK           MycoBiotech(2)               8923604.6      2/6/1987       2223922          5/12/1990
-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------
3.       Singapore    MycoBiotech(2)               9391282.2      1/12/1993      9391282.2        22/4/1994
-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------
4.       Malaysia     MycoBiotech(2)               PI9002102      2/6/1987       MY-104548A       30/4/1994
-------- ------------ ---------------------------- -------------- -------------- ---------------- -----------

C."Cultivation with Thermal Shock"

-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
                                                                                    Publn/
         Country        Proprietor                   Application    Application     Grant        Grant Date
                                                     No.            Date            No.
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------

1.       Singapore      MycoBiotech(2)               9391281-4      1/12/1993       9391281-4    17/5/1994
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
2.       US             MycoBiotech(1)               277823         30/11/1988      4987698      29/1/1991
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
3.       Philippines    MycoBiotech(2)               35335          2/6/1987        28576        7/11/1994
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
4.       Canada         MycoBiotech(2)               538736         3/6/1987        1288371      3/9/1991
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
5.       Australia      MycoBiotech(2)               73748/87       2/6/1987        604707       24/4/1991
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
6.       UK             MycoBiotech(2)               8712904.5      2/6/1987        2191074      12/12/1990
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
7.       New Zealand    MycoBiotech(2)               220531         2/6/1987        220531       10/7/1990
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
8.       Belgium        MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
9.       France         MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
10.      Germany        MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------


11.      Italy          MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
12.      Netherlands    MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
13.      Spain          MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
14.      Switzerland    MycoBiotech(1)               87304869.8     2/6/1987        0248636      30/9/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------
15.      Malaysia       MycoBiotech(2)               PI8700754      2/6/1987        MY-101739A   17/1/1992
-------- -------------- ---------------------------- -------------- --------------- ------------ ------------

D."Making Mushroom Spawn"
                                                                                       Publn/
           Country           Proprietor                Application     Application     Grant         Grant Date
                                                       No.             Date            No.
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------

    1.      Australia        Tan Kok Kheng and          19609/83       27/9/1983          564248    20/1/1988
                             MycoBiotech(1)
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
    2.      New Zealand      Tan Kok Kheng and          205746         26/9/1983          205746    26/9/1983
                             MycoBiotech(1)
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
    3.      Belgium           MycoBiotech(1)            83305709.4      26/9/1983      0107911       20/12/1989
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
    4.      France            MycoBiotech(1)            83305709.4      26/9/1983      0107911       20/12/1989
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   5.       Germany           MycoBiotech(1)            83305709.4      26/9/1983      0107911       20/12/1989
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   6.       Netherlands       MycoBiotech(1)            83305709.4      26/9/1983      0107911       20/12/1989
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   7.      UK                 MycoBiotech(1)            83305709.4      26/9/1983      0107911       20/12/1989
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   8.      Canada             Tan Kok Kheng &           83305709.4      28/9/1983      1207690       15/7/1986
                              MycoBiotech(1)
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   9.      Singapore          MycoBiotech(1)            9190118.1       20/2/1991      9190118.1     12/3/1991
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------
   10.     Malaysia           MycoBiotech(2)            PI8701544       3/9/1987       MY-101013A    29/6/1991
   ------- ----------------- ------------------------- --------------- -------------- ------------- --------------------

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

Four patents relating to fermentor culture of mushroom species for cholesterol lowering and for antidiabetes have been granted in the USA. We have also filed patents for this technology in Europe, Canada, Japan and Israel.

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

Trade Marks

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

Each of these license agreements are with subsidiaries or associated companies and require that we contribute our technology and train personnel. However, none of these licenses are currently producing revenues to us, but even if they did, our obligations are minimal.

Although not a license agreement, there is an exclusive rights agreement with a third party whereby a subsidiary of the Company is required to purchase approximately $500,000 of product from such third party.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.
Selected Financial Data

                                                 Nine Months     Years Ended December 31,
                                                    Ended
Average Exchange Rate of Singapore Dollars          1.7960       1.7917      1.7239      1.6929
                                                 September 30,
                                                     2002         2001        2000        1999
                                                     ----        ------      ------      -------
                                                   US `000      US `000      US `000     US `000

STATEMENT OF OPERATIONS
Net Sales                                           $2,652        3,456       3,707       1,256
Cost of Sales                                        2,414       (3,312)     (2,478)       (684)
                                                   --------     --------    --------     --------
Gross Profit                                           238          144       1,229         572
Operating Expenses                                  (2,150)      (3,211)     (2,992)     (1,137)
                                                   --------     --------    --------     --------
Loss from Operations                                (1,912)      (3,067)     (1,763)       (565)
Other Income/(Expenses)                               (210)         732         (37)        (72)
                                                   --------     --------    --------     --------
Net Loss Before Taxes                               (2,122)      (3,799)     (1,800)       (637)
Taxation                                                 0            0          44          31
                                                   --------     --------    --------     --------
Net Loss after Tax                                  (2,122)      (3,799)     (1,844)       (668)
                                                   ========     ========    ========     ========
Comprehensive income                                    27          102          65          62
Comprehensive loss                                  (2,095)      (3,697)     (1,779)       (730)
                                                   ========     ========    ========     ========
Loss per common share                               ($0.09)      $(0.23)     $(0.14)       (.07)
                                                   ========     ========    ========     ========

Average Weighted Number of Shares Outstanding
                                                22,083,645   15,768,929  13,035,298  10,706,728
                                                ==========   ==========  ==========  ==========

Exchange Rate of Singapore Dollars  as of the     US `000     US `000      US `000
                                                  -------     -------      -------

Balance Sheet Date                                 1.7760      1.8445      1.7331

BALANCE SHEET DATA
Working Capital (Deficit)                           414         (374)       (141)
Total Assets                                      2,840         2,515      3,714
Long Term Debts                                      83           211      2,098
Shareholders' Equity (Deficit)                      901          (49)       (734)


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

Operating Expenses. Operating expenses for the year ended December 31, 2001 increased by $218,685 or 7.3% to $3,211,047 from $2,992,362 for the year ended December 31, 2000. The increase in operating expenses resulted from an increase in professional fees of $74,415, an increase in rent expenses of $196,749 principally from a full year of rental expense on the English facility compared to only several months in 2000 and an increase in other expenses, principally legal fees and marketing expenses from the new English operation of $490,353 which were partially offset by decreases in depreciation and amortization of $30,547, a decrease in the write off of bad debts of $168,735 an absence of a write-off for an aborted public offering ($143,000) and a decrease in personnel expense of $200,500. The decrease in personnel expenses resulted from the absent of bonus payments in the current year and from the company staffing up for an expansion which was delayed because a planned registration and fund raising in Singapore which did not materialize and therefore these additional staff persons were either terminated or resigned and not replaced which produced a reduction in payroll expense of $122,550. The remainder of the decrease in payroll expense was decreases in bonuses of $78,000. The reduction in personnel will not have any impact on future operations.

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

The impairment loss resulted from a write off of our investment in Medmyco Ltd, our Isreal operation. Written off was our investment of approximately $40,000 and the funds which were subsequently advanced. These subsequent advances were initially classified as a receivable and later reclassified to the investment account. Because the operations no longer has commercial viability, it was impaired.

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

Liquidity and Capital Resources

As of December 31, 2001, the Company had unrestricted cash of $47,108 and a deficiency in working capital of $374,097. This compares with unrestricted cash of $74,755 and a deficiency in working capital of $141,101 as of December 31, 2000.

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

The credit facilities are payable on demand. Interest rates range from one percent to one and one-half percent over the bank prime rates. Interest rates ranged from 6% to 7% at December 31, 2001. Other nominal charges may also apply.

Cash flows used in operating activities increased by $564,757 to $2,380,556 for the year ended December 31, 2001 from $1,815,799 for the year ended December 31, 2000. This increase is attributable to increases in the net operating loss deferred offering costs and other expenses which were partially offset by reduced by increases in non-cash expenses and changes in the current accounts.

Cash used in investing activities decreased by $1,210,727 to $161,471 for the year ended December 31, 2001 from $1,372,198 for the year ended December 31, 2000. This decrease resulted from a reduction in deposits and the absence of investment expenditures and fixed current expenditures in the current year as well as a slight decrease in the amount of restricted cash.

Cash flows from financing activities decreased by $519,243 to $2,522,743 for the year ended December 31, 2001 from $3,041,986 for the year ended December 31, 2000. This decrease was the result of decreased bank overdrafts, a smaller decrease in short-term borrowings and fewer sales of common stock which was partially offset by increased funds from letters of credit, a grant and a small increase in long term leases.

Because the company continues to generate losses from its operations, it is able to sustain itself only from the sale of its shares and from borrowings. However, in the future, there is no guaranty that the Company will continue to be able to sell its shares or borrow additional funds, without which we will have insufficient cash to find our operations for the next twelve months.

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

Liquidity and Capital Resources

As of December 31, 2000, the Company had unrestricted cash of $74,755 and a deficit in working capital of $141,101. This compares with cash of $192,275 an a deficit of working capital of $80,000 as of December 31, 1999.

The Company has three credit facilities covering bank over drafts and letters of credit. The credit facilities provide for bank overdraft protection of approximately $500,000 and for irrevocable letters of credit of approximately $400,000. The credit facilities are generally secured by cash, inventory, corporate guarantees, key-man insurance and personal guarantees of one of the Company's directors. At December 31, 2000, the Company had $173,100 of restricted deposits with the banks as collateral.

The credit facilities are payable on demand with interest rates ranging from one-percent to one and one-half percent over the bank prime rates. Other nominal charges may apply. Total interest expenses on these loans totaled $8,888 for the year ended December 31, 2000. There was no interest for the year ended December 31, 1999.

Cash flows used in operating activities was virtually identical with the prior year increasing by $1,581 to $1,815,799 for the year ended December 31, 2000 from $1,814,218 for the year ended December 31, 1999. The increase in the net operating loss of 1,175,957 was offset almost in its entirety by increases in non-cash items and changes in the current accounts.

Cash used in investing activities increased by $898,333 to $1,375,198 for the years ended December 31, 2000 from $473,865 for the year ended December 31, 1999. This increase resulted from increased deposits, increased investments, a slight increase in the purchase of fixed assets and an increase in restricted cash which was partially offset by a decrease in the purchase of intangibles.

Cash flows from financing activities increased by $444,479 to $3,041,986 for the year ended December 31, 2000 from $ 2,597,507 for the year ended December 31, 1999. This increase resulted from increased bank overdraft, reduced short-term debt repayments and an increase in the proceeds from the sale of common stock which was partially offset by a decrease in funds from letter of credit and long-term leases.

Although the Company's cash position improved slightly during the year-ended December 31, 2000, the Company continues to generate substantial net operating losses. The Company is only able to continue operations by borrowing funds or selling shares, without which we would have insufficient cash to fund our operations for the next twelve months.

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

Operating Expenses. Operating expenses for the nine months ended September 30, 2002 decreased by $4,756 or .2% to $2,150,771 from $2,155,527 for the corresponding period of the prior year. The decrease in operating expenses resulted from a decrease in rental expense of $103,384 from the shuttering of the retail outlets which was partially offset by an increase in personnel expense of $7,696, depreciation and amortization of $791 and other expenses of $90,141 principally because of an increase in allowance for doubtful accounts. This increase resulted from the write off of the receivable from our associated company in Indonesia.

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

Item 6. Directors, Senior Management and Employees.

The Executive Officers of the Company as of October 20, 2002 are as follows:

 Name                     Age              Position
-------                 -------         ----------------

Dr Kok Kheng Tan           55       Chairman of the Board, Director & Chief
                                    Executive Officer
John Edward Smith          71       Chief Scientific Officer
Eugene Lim                 53       Chief Financial Officer & Secretary
Yevindra Sepala Ilangakoon 48       Chief Operating Officer - Europe
Richard Poh Pheng Chia     55       General Manager - Marketing
Ronald Han Kiang Ang       62       General Manager - Marketing
Franklin Leong Tian Chong  45       Group Accounts Manager
Rajive Goonewardena        58       Production Manager
Thye Aun Yong              67       Production Manager
Victor Ang                 56       Director
Dr Alfred Wee Tiong Loh    56       Director
David Soo Theng Lua        55       Director
Chin Tiong Tan             54       Director
Jin Soon Tan               67       Director

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

Victor Ang
Mr Ang is an independent Director of the Company. He is presently the Chairman and CEO of Chesapeake Technologies in Singapore and the Vice Chairman of IPP Financial Services Holding Ltd. He also sits on the board of a number of companies in the internet, multimedia, and financial services industries. He graduated from Nottingham University, England as a Shell Scholar with first-class honours in Chemical Engineering in 1968. He was previously with Shell Singapore, IBM (U.K) and Gulf Oil Europe. He was also General Manager of International Computers Ltd in the UAE (1979 to 1983), Managing Director of Hewlett-Packard, Asia Pacific (1983 to 1993), Managing Director of ERP (1993 to
1995), Managing Director of AT & T Global Information Solution (1995 to 1997), President and CEO of ST Computer Systems and Services Ltd (1997 to 2001).

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


                                                                             Long-Term
             Name and Principal                     Annual Compensation    Compensation
                                                    -------------------
                                                           Other            Stock Plans
      Position          Year     Salary     Bonus      Auto Allowance     (No. of Shares)
     -----------        ----     ------     -----      --------------     ---------------

Dr Kok Kheng Tan, CEO   2001     97,587     8,132           18,188             125,000
                        2000    103,860     8,655           19,812             125,000
                        1999     91,397     6,578           15,873             125,000


Stock Option Grants

Bonuses are determined at the discretion of the Board of Directors, but within the prescribed limits of the employment contract.

At an Extraordinary General Meeting on July 6, 2000, the Company changed the name of its previous option plan from the MycoBiotech Executive Share Option Scheme 1997 to the MycoBiotech Share Option Scheme for Directors and Employees and the terms of the Scheme was extended to cover all employees including independent Directors. The total number of share options to be issued by the Company pursuant to the Plan will not exceed 20% of the issued ordinary share capital of the Company.

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

The following table sets forth information concerning the grant of stock options made during 2001 to each officer and director:


                                            Percent of Total
                                           Options Granted to
                                Options    Employees in Fiscal  Price Per  Expiration      Options
                Name            Granted          Year           Share         Date       Outstanding
                ----            -------          ----           ---------  -----------  -------------

    Dr Kok Kheng Tan            125,000         15.15%             0.92     12-31-06       925,000

    Eugene Lim                  100,000         12.12%             0.92     12-31-06       510,000

    Dr. Alfred Wee Tiong Loh    100,000         12.12%             0.92     12-31-06       250,000

    David Soo Theng Lua         100,000         12.12%             0.92     12-31-06       320,000

    Prof Chin Tiong Tan         100,000         12.12%             0.92     12-31-06       300,000

    Jin Soon Tan                100,000         12.12%             0.92     12-31-06       200,000


Stock Option Exercised and Year-End Option Values

                               Shares Acquired
         Name                  on Exercise (#)          Exercise Price
        -------               ------------------       -----------------
    Dr Kok Kheng Tan                  200,000                  0.54

    Dr. Alfred Wee Tiong Loh           50,000                  0.54

    Jin Soon Tan                      100,000                  0.54


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

The Company has mushroom growing facilities in Singapore and England and Malaysia.

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


                                 Amount of Beneficial                      Changes in Prior
         Name                        Ownership               Percent        Three Years
       ---------                 ---------------------   ---------------   -----------------

    Dr. Koh Kheng Tan                 5,373,389(1)           21.00%            630,811
    Professor Chin Tiong Tan            211,891              .83%              211,890
    Dr. Alfred Wee Tiong Loh            191,011              .75%              191,010
    Jin Soon Tan                        120,000              .47               120,000
    David Soo Theng Lua                  63,001              .24                63,000

    Victor Ang                        5,000           -                 5,000
    Eugene Lim                      153,239         .60               153,238
    Dr. Poon Liat Ang (2)         2,216,990        8.73             1,915,049

    All officers and directors
    as a group (7 persons)        8,334,521       32.62

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

(a)  Sale and Purchase of Goods

     Since 1983, Everbloom Mushroom, a subsidiary of the Company, has been buying various types of mushrooms from Ban Choon Marketing Pte Ltd. Since 1998, Everbloom Mushroom also sells Shiitake mushrooms to Ban Choon. Mr Chin Hian Tan who holds 91.0 per cent. of the issued and paid up capital of Ban Choon Marketing Pte Ltd. Mr Tan is an outside Director of Everbloom Mushroom and a brother of Dr Kok Kheng Tan.

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

Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum of Association or Articles of Association or an increase or reduction in our authorized capital, which would require shareholder approval under the laws of most U.S. jurisdictions. In addtion, the directors of a Singapore corporation, subject in certain cases to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the corporation, or any combination, if they determine it is in the best interest of the corporation, its creditors, or its shareholders. Our ability to amend our Memorandum of Association and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in our control without any further action by the shareholders, including a tender offer to purchase our common stock at a premium over then current market prices.

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

C. Material Contracts.

We generally have two types of contracts; marketing and distribution agreements which are described under Item 4, "Sale and Marketing" and license agreements which are listed under Item 4, "License Agreements". The company generates revenues from only one Sales and Marketing Agreement, that with BanChoon Marketing Ptd. Ltd. a related party. The company does not generate revenue from any of its current license agreements. Generally each license agreement provides for the license to provide the capital, the management and payment of a fee in exchange for our providing the mushroom growing technology and training. The license generally are for a specific geographic area, but are not limited by a fixed term.

The Ban Choon agreement requires the Company to reimburse Ban Choon for all costs incurred in marketing and distributing our products, plus 20% of the net profit. The Company is also responsible for all credit risks.

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

The Company has three lease agreements for property in Singapore, two for the form and one for its officer facilities. The form leases are for three years beginning on January 1, 2001 and January 1, 2003 respectively and call for annual rent of $9,708 (Singapore$) and $13,850 (Singapore $), respectively. The lease for the officer facilities is for a period of three years beginning on December 1, 1999 and calls for an annual rent of $128,801 (Singapore $). This lease has been extended for a period of one year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Net fair value of financial assets and liabilities

The net fair value of all financial assets and liabilities approximates their carrying value which are disclosed in the balance sheets and notes to the financial statements.

Interest rate exposures

The Company's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates. The secured bank overdraft and letters of credit are subject to floating interest rates at prime plus 1% to 1.5% the secured letters of credit receipts facility is subject to a floating interest rate of prime plus 1.5%. However, based on borrowing levels at December 31, 2001, interest rate fluxutions are immaterial.

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

 Consolidated Statements of Changes in Shareholders' Equity for the years ended
 December 31, 2001, 2000 and 1999                                                          F-6

 Consolidated Statements of Cash Flows for the years ended December 31, 2001,
 2000 and 1999                                                                           F-7-8

 Notes to Financial Statements F-9-22 September 30, 2002 (Unaudited)
 Consolidated Balance Sheet as of September 30, 2002 F-23-24
 Consolidated Statements of Income for the Nine months ended
 September 30, 2002 and 2001 F-25 Consolidated Statements of changes in Shareholders' Equity for the Nine months ended September 30, 2002 F-26

 Consolidated Statements of Cash Flows for the Nine months ended
 September 30, 2002                                                                    F-27-28

 Notes to Financial Statements                                                            F-29

 Schedule II - MycoBiotech, Ltd. and Subsidiaries Valuation and Qualifying
               Accounts Provision for Doubtful Accounts


Item 19. Exhibits.

  3.1*      Articles and Memorandum of Association of MycoBiotech Ltd.
  10.1*     Service Contract with Dr. Koh Kheng Tan
  10.2*     MycoBiotech  Share Option Scheme  for Directors & Employees
  10.3      A license agreement dated December 8, 1997 entered into between
            Everbloom International  Technology Pte Ltd and Everbloom
            Mushroom (UK) Ltd;
  10.4*     A license agreement dated May 30, 1998 entered into between
            Everbloom Biotechnology (Pte) Ltd and Everbloom International
            Technology Pte Ltd;
  10.5*     A license  agreement  dated  June 1, 1998  entered  into  between
            Everbloom Biotechnology (Pte) Ltd and Everbloom Health Food Pte Ltd;
  10.6      A license agreement dated December 9, 1998 entered into between
            Everbloom International  Technology Pte Ltd and Everbloom Mushroom
            (UK) Ltd;
  10.7*     A license agreement dated  December  9, 1998  entered  into  between
            Everbloom  Health  Food Pte Ltd and Mycoceuticals Ltd;
  10.8*     A license agreement dated February 23, 2000 entered into between
            Everbloom International Technology Pte Ltd and Gulf Mushrooms
            Products Company (S.A.O.G.); and
  10.9*     A license  agreement dated June 4, 2001 entered into between
            MycoBiotech  Ltd and Everbloom  Biotechnology (Canada) Ltd.
  10.10*    A license  agreement  dated  January  21,  2000 entered into between
            Everbloom  Health Food Pte Ltd and Ever-Bloom, Nutraceuticals (M)
            Sdn Bhd;
  10.11*    Marketing & Distribution Agreement - Everbloom Health Food P/L &
            Ever-Bloom Nutraceuticals (M) Sdn Bhd

  10.12* Marketing & Distribution Agreement - Everbloom Health Food P/L & Latin Asia Inc.
  10.13* Distributorship Agreement - Everbloom Health Food P/L & Diethlem Singapore P/L
  10.14*   Distributorship Agreement - MycoBitech Ltd. and A. Clouet, Pty Ltd.
  10.15* Distributorship Agreement - Everbloom Health Food P/L & Everbloom Biotechnology (Canada) Ltd.
  10.16* Agency Agreement Everbloom Mushroom Pte Ltd. and BanChoon Marketing Pte Ltd.
  10.17 Sale & Purchase Agreement - Everbloom International Technology P/L & P.T. Bank Paribas - BBD Indonesia
  10.18* Assignment Agreement - Everbloom International Technology P/L & P.T Bank Paribas - BBD Inidonesia
  10.19* Sale & Purchase Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
  10.20* Assignment Agreement - Everbloom International Technology P/L & P.T Rabobank Duta Indonesia
  10.21* Investor Relations Agreement - MycoBiotech Ltd. & Stoneside Development Limited
  10.22* License Agreement between Everbloom Biotechnology (Canada) Ltd. and Everbloom - Ridge Mushroom Joint Venture date February 1, 2001
  10.23* License Agreement between MycoBiotechnology Ltd. and Culture Technik Brabant dated December 8, 2000
  10.24* Sale and Purchase Agreement between Everbloom International Technology Pte. Ltd. and P.T. Int: Mekar Sejati dated August 21, 2000
  10.25 Letter from Beacons Pharmaceutical confirming that they act as contract manufacture for Linzir Capsules and Mycoglucan Capsules
  10.26    Banking Agreement with United Overseas Bank
  10.27    Banking Agreement with Keppel Tatlee Bank
  10.28 Tenancy Agreement dated June 20, 2001 between Everbloom Mushroom Pte Ltd and the Government of Singapore
  10.29 Tenancy Agreement dated November 27, 2002 between Everbloom Mushroom Pte Ltd and the Government of Singapore
  10.30 Commercial Lease dated July 18, 2001 between Everbloom International Technology Pte Ltd. and Templar Investment Ltd.
  10.31    Banking Agreement with Southern Bank Berhad
  23.1     Consent of Certified Public Accountants


  *        Denotes previously filed.

                                SIGNATURES


                                MYCOBIOTECH LTD.

                                By: /s/ Dr. Kok Kheng Tan
                                   -------------------------------------------
                                    Dr. Kok Kheng Tan, Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                      Title                            Date
    ------------                    -------                          -------


/s/ Dr Kok Kheng Tan         Chairman of the Board and          April 3, 2003
-------------------------    Chief Executive Officer
Dr Kok Kheng Tan


/s/ Victor Ang               Director                           April 3, 2003
-------------------------
Victor Ang


/s/ Dr Alfred Wee Tiong Loh  Director                           April 3, 2003
--------------------------
Dr Alfred Wee Tiong Loh


/s/ David Soo Theng Lua      Director                           April 3, 2003
--------------------------
David Soo Theng Lua


/s/ Professor Chin Tiong Tan Director                           April 3, 2003
--------------------------
Professor Chin Tiong Tan


/s/ Jin Soon Tan             Director                           April 3, 2003
--------------------------
Jin Soon Tan


/s/ Eugene Lim               Chief Financial Officer and        April 3, 2003
--------------------------   Secretary
Eugene Lim

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




       THOMAS LEGER & CO., L.L.P.

       Houston, Texas
       October 7, 2002

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                            (UNITED STATES DOLLARS)

                                     ASSETS

                                                        December 31,
                                                2001                  2000
                                                ----                  ----
CURRENT ASSETS
Cash and cash equivalents                 $      47,108       $      74,755
Cash and bank balances - restricted             328,958             173,100
Trade receivables net of provision
  of $23,162 and $0 at December 31,
  2001 and 2000                                 497,646           1,022,394
Stock subscription receivable                   319,689                   -
Inventory                                       605,683             664,176
Prepaid expenses and deposits                    68,366             270,546
Deferred offering expense                        71,775                   -
Other                                            39,778               3,428
                                            ------------        ------------
TOTAL CURRENT ASSETS                          1,979,003           2,208,399
PROPERTY, PLANT AND EQUIPMENT                   300,668             477,496
 INVESTMENTS                                     38,368             807,122
 INTANGIBLE                                     108,430             138,480
 DEPOSIT TO SUPPLIER                             88,255              82,642
                                            -------------       ------------
TOTAL ASSETS                               $  2,514,724         $ 3,714,139
                                            =============       ============

                     MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS
                          (UNITED STATES DOLLARS)
                   LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                               December 31,
                                                     2001               2000
                                                     ----               ----
CURRENT LIABILITIES
Bank overdraft secured                          $   352,110        $   322,931
Short-term debt unsecured interest free             108,430            115,400
Open letters of credit                              159,569             29,428
Trade payables                                      647,228            746,438
Other payables and accrued expenses                 775,507            549,653
Income tax payable                                   31,700            127,964
Related parties                                     278,556            457,686
                                                 -----------        ------------
TOTAL CURRENT LIABILITIES                         2,353,100          2,349,500
                                                 -----------        ------------
LONG-TERM LIABILITIES
Unsecured convertible bonds                         119,274          1,996,423
Grant                                                38,366                  -
Long-term lease obligations                          53,356            102,198
                                                 -----------        ------------
TOTAL LONG-TERM LIABILITIES                         210,996          2,098,621
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value, 25,000,000
authorized; 21,109,542 and 14,002,000 issued
and outstanding at December 31, 2001 and 2000    12,307,813          8,417,452
Paid-in capital                                   2,514,543          2,271,649
Retained deficit                                (14,976,969)       (11,177,668)
Treasury stock                                            -           (248,940)
Accumulated other comprehensive income              105,241              3,525
                                                -------------       ------------
Total Shareholders' Deficit                         (49,372)          (733,982)
                                                -------------       ------------
Total Liabilities and Shareholders' Deficit     $ 2,514,724        $ 3,714,139
                                                =============       ============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                             AND COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                     December 31,
                                            2001        2000          1999
                                            ----        ----          ----

SALE OF MUSHROOM PRODUCTS             $ 3,455,930   $ 3,706,973   $ 1,256,444
COST OF SALES                           3,311,617     2,477,767       684,426
                                       ----------    -----------     ---------
GROSS PROFIT                              144,313     1,229,206       572,018
DEPRECIATION AND AMORTIZATION             118,965       149,512       105,271
GENERAL AND ADMINISTRATIVE EXPENSES
Bad debt                                  122,970       291,705       126,676
Personnel expense                       1,138,961     1,482,511       645,713
Professional fees                         258,084       183,669        33,459
Rent expense                              407,757       211,008        36,331
Other                                   1,164,310       673,957       189,542
                                       ----------    -----------     ---------
LOSS FROM OPERATIONS                   (3,066,734)   (1,763,156)     (564,974)
OTHER INCOME (LOSS)
Interest expense                         (145,174)     (140,831)     (138,799)
Equity investment loss                   (574,000)      (10,726)            -
Impairment of investments                (183,804)            -             -
Other                                     170,411       114,514        67,137
                                       -----------   ------------    ---------
LOSS BEFORE TAXATION                   (3,799,301)   (1,800,199)     (636,636)
PROVISION FOR INCOME TAXES                      -       (43,878)      (31,484)
                                       -----------   ------------    ----------
NET LOSS                               (3,799,301)   (1,844,077)     (668,120)
                                       -----------   ------------    ----------
OTHER COMPREHENSIVE INCOME
Foreign currency translation              101,716        65,239       (61,714)
                                       -----------   ------------    ----------
COMPREHENSIVE LOSS                   $ (3,697,585)  $(1,778,838)    $(729,834)
                                       ===========   ============    ==========
BASIC AND DILUTED LOSS PER SHARE          $ (0.23)      $ (0.14)      $ (0.07)
                                       ===========   ============    ==========
BASIC WEIGHTED AVERAGE SHARES          15,768,929    13,035,298    10,706,728
                                       ===========   ============   ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                             (UNITED STATES DOLLARS)

                                                                               Accumulative
                                                                                  other                     Tolal
                                Common       Common     Paid-in     Retained   comprehensive   Treasury   Shareholder's
                                Shares       Stock      capital     deficit       income        stock      deficit
                               --------     -------    ---------    --------- ---------------  --------- --------------


Balance December 31, 1998     10,000,001  $ 6,064,208   $ 22,741  $ (8,665,471)          $ -        $ -   $(2,578,522)
Issue shares for cash          2,205,999    1,303,089    224,470            -              -          -     1,527,559
Foreign currency translation           -            -          -            -        (61,714)         -       (61,714)
Net loss December 31, 1999             -            -          -      (668,120)            -          -      (668,120)
                             ------------  -----------  ---------   ----------      ----------    -------   ----------
Balance December 31, 1999     12,206,000    7,367,297    247,211    (9,333,591)      (61,714)         -    (1,780,797)
                              -----------  ----------   --------   -----------       --------     -------   ----------
Issue shares for cash          1,350,000      783,902  2,024,438            -              -          -     2,808,340

Issue shares for investment      416,000      248,940          -            -              -   (248,940)           -

Exchange shares for bonds         30,000       17,310          -            -              -          -       17,310

Foreign currency translation           -            -          -            -         65,239          -       65,239

Net loss December 31, 2000             -            -          -   (1,844,077)             -          -   (1,844,077)
Adjustment                                          -          3            -              -          -            3
                              -----------  ----------   --------   -----------       --------     -------   ----------

Balance December 31, 2000     14,002,000   8,417,452  2,271,649   (11,177,668)        3,525    (248,940)    (733,982)
                              ===========  ---------- ----------  ------------        ------   ---------    ---------
Issue shares for cash          3,749,246    2,071,933    211,252            -              -          -    2,283,185
Issue shares for services         12,239        6,715      6,715            -              -          -       13,430
Issue shares for investment - PTRC64,000       11,060          -            -              -    248,940      260,000
Issue shares for investment
  in Medmyco                      22,057       12,101     24,927                                              37,028
Exchange shares for bonds      3,260,000    1,788,555          -            -              -          -    1,788,555
Foreign currency translation           -            -          -            -        101,716          -      101,716
Net loss December 31, 2001             -            -          -   (3,799,301)             -          -   (3,799,301)
Adjustment                             -           (3)         -            -              -          -           (3)
                              ----------- -----------  ----------  ------------     ---------     -------   ----------
Balance December 31, 2001     21,109,542  $ 12,307,813 $2,514,543  $(14,976,969)   $ 105,241        $ -     $ (49,372)
                              =========== ===========  ==========  ============     =========     =======   ==========

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

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                       Year Ended December 31,
                                                   2001          2000          1999
                                                   ----          ----          ----

CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                (5,613)      (82,642)             -
Investment                                              -      (805,786)        (1,336)
Intangible                                              -             -       (168,118)
Purchase of fixed assets                                -      (310,670)      (304,411)
      Increase in restricted cash                (155,858)     (173,100)            -
                                                 ---------     ---------            --
Cash provided for investing activities           (161,471)   (1,372,198)      (473,865)
                                                 ---------   -----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                               29,179       228,186         34,683
Short-term unsecured                               (6,970)      (70,903)      (937,744)
Letters of credit - net                           130,141        29,428        180,126
Grant                                              38,366             -              -
Long-term leases                                   48,842        46,935         55,264
Bonds                                                   -             -      1,737,619
Sale of common stock                            2,283,185     2,808,340      1,527,559
                                               ----------    ----------     ----------
                                                2,522,743     3,041,986      2,597,507
                                               ----------    ----------     ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                   (19,284)     (146,011)       247,710
   Effects of exchange rate changes                (8,363)      (33,223)       (61,714)
Cash and bank balances, at beginning of period     74,755       253,989          6,279
                                                  -------      --------         ------
Cash and bank balances, at end of period         $ 47,108      $ 74,755      $ 192,275
                                                =========     =========     ==========

SUPPLEMENTARY CASH FLOWS DISCLOSURES

1. Interst paid                                 $ 145,172     $ 140,831      $ 107,099
                                                =========     =========     ==========
2. Taxes paid                                    $ 91,144      $ 45,043            $ -
                                                =========     =========     ==========

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

The current principal activity of the Company is the sale of fresh mushroom and related mushroom products. The Company also licenses mushroom cultivation technology and know-how on production of nutraceuticals and functional foods. The Company has no reportable income from the sales of licenses and technology during the three year period ended December 31, 2001. The Company's management has identified only one reportable segment.


2.   BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of subsidiaries which are prepared in accordance with the accounting principles generally accepted in Singapore.

The following material adjustments were made to present the consolidated financial statements to conform with US GAAP: (Rounded to nearest $1,000)

                                                    December 31,
                                        -------------------------------------
Increase (decrease)                     2001            2000            1999
                                        -----         --------         ------
Trade receivable                      (220,000)       (450,000)             -
Inventory                             (413,000)              -              -
Fixed Assets                                 -        (222,000)      (269,000)
Intangibles                                  -      (1,117,000)      (998,000)
Goodwill                                     -        (480,000)      (531,000)
Investments                         (1,050,000)     (1,200,000)             -
Paid-in capital                     (1,116,000)       (967,000)             -
Retained deficit                    (1,843,000)     (1,569,000)    (1,798,000)
Sales                                        -        (450,000)      (591,000)
Inventory write-off                    413,000               -              -
Other expense                                -        (133,000)      (591,000)
Amortization                                 -        (142,000)      (139,000)
Research and development                     -        (271,000)             -

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


     Consolidated Companies                    Domicile             Ownership
    -------------------------                 -----------           ----------
   Everbloom Health Food Pte Ltd               Singapore               100%
   Everbloom International Technology Pte Ltd  Singapore               100%
   Everbloom Mushroom (Kent) Ltd               United Kingdom          100%
   Everbloom Mushroom Pte Ltd                  Singapore               100%
   Mycoceuticals Ltd                           United Kingdom          100%
   MycoPharma Pte Ltd                          Singapore               100%
   MycoTechnology Ltd                          United Kingdom          100%

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

The Company reviews its investments periodically and an impairment loss, if any, is recorded.

  Associated Companies                     Domicile             Ownership
   ---------------------------                ---------            ----------
   Everbloom Biotechnology (Canada) Ltd.       Canada                  50%
   Ever-Bloom Nutraceuticals Sdn Bhd           Malaysia                30%
   Medmyco. Ltd.                               Isreal                  25%
   PT Randhoetatah Cemerlang                   Indonesia               50%

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

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

Employee benefits

Share Option Scheme -

The Company has in place the MycoBiotech Share Option Scheme for granting of share options to Directors and full-time employees of the Company to subscribe for ordinary shares in the Company. The total number of share options to be issued by the Company pursuant to the scheme shall not exceed 20% of the issued ordinary share capital of the Company.

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


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

Revenue recognition

Revenue is recognized FOB the customer. All exports require an irrevocable letter of credit. The letter of credit is realized by the Company upon presenting the relevant shipping documents to the bank and then the revenue is recognized. The Company has no significant sales returns or allowances.

The sale of a license is recognized when cash consideration is received. There were no sales to third parties for the three year period ended December 31, 2001. All related company sales of licenses have been eliminated.

Accounts Receivable

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables resulting from the inability of customers to make required payments. The amount of the reserve is based on historical experience and an analysis of the accounts receivable outstanding. If the financial condition of the customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would result in an additional expense in the period such determination was made. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. There have been no material recoveries.

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

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


5. INVENTORIES

Inventories are summarized as follows:

                                                        December 31,
                                                --------------------------------
                                                   2001                 2000
                                                ----------           -----------
        Raw Matrials                            $ 396,075            $ 347,469
        Finished products                         209,608              316,707
                                                ----------           -----------
                                                $ 605,683            $ 664,176
                                                ==========           ===========

Certain inventory is pledged as collateral for loans.

6.  PROPERTY, PLANT AND EQUIPMENT

                                                        December 31,
                                                --------------------------------
                                                  2001                   2000
                                                ---------              ---------
        Leasehold improvements                 $ 996,678              $ 996,678
        Machinery and equipment                1,315,914              1,516,165
        Other                                    131,824                188,438
                                              ------------           -----------
        Less accumulated
        depreciation                           $ 300,668              $ 477,496
                                              ============           ===========

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

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

                                                December 31,
                                       --------------------------------
                                        2001                     2000
                                       ------                   -------
        Linzir Brand Name             $216,860                  $ 230,800

        Accumulated Amortization      (108,430)                   (92,320)
                                      ---------                 ----------
                                      $108,430                  $ 138,480
                                      =========                 ==========

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

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

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


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

14. FINANCE LEASE CREDITORS

Obligations under finance lease contract are as follow:

                                                       2001            2000
                                                      ------          ------
        Minimum lease installments payable
        within one financial year                   $ 46,290         $ 54,450
        after one financial year but
        within five financial years                   51,615          115,217
                                                    ---------       ---------
                                                      97,905          169,667
        Finance charges allocated to future periods  (13,605)         (18,492)
                                                    ---------       ---------
        Present value of finance lease liabilities  $ 84,300         $151,175
                                                    =========       =========
        Due within 12 months                        $ 30,944         $ 48,978
                                                    =========       =========
        Due after 12 months                         $ 53,356         $102,197
                                                    =========       =========

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

15. THE MYCOBIOTECH SHARE OPTION SCHEME FOR DIRECTORS AND EMPLOYEES
            ("SCHEME")

The Company adopted a share option scheme in 1997 and amended the plan in 2000 to cover all employees and Directors.

Share options are offered for a period of thirty days to the directors and employees. The directors and employees have to pay the Company one S $ (approximately $.54) upon acceptance of the offer. The date of acceptance is considered the grant date for purposes of evaluating compensation to be recognized by the Company. The Company takes into consideration recent sales for cash to third parties in valuing the stock option. The option may be exercised at any time after the date of grant but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

It is intended that this scheme will lapse when the Company's shares are listed on an Exchange and another scheme would be introduced to comply with the requirements of the Exchange.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


A summary of the status of the company's share options as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:Weighted-average fair value of options granted in 2001 S $ 0.22

                                                           Weighted Average
                                            Shares     Exercise Price Per Share
                                           --------   --------------------------
        Outstanding and excercisable at
        January 1, 1999                     170,000               S$1.00
        Granted                             240,000               S$1.00
        Exercised                                 -                    -
        Forfeited                           (10,000)                   -
        Expired                                   -                    -
                                          -----------            ----------
        Outstanding and excercisable at
        December 31, 1999                   400,000               S$1.00
        Granted                           1,070,000               S$1.00
        Exercised                                 -                    -
        Forfeited                           (63,500)                   -
        Expired                                   -                    -
                                          -----------            -----------
        Outstanding and exercisable at
        December 31, 2000                 1,406,500               S$1.00
        Granted                           2,191,000               S$1.44
        Exercised                          (510,000)              S$1.00
        Forfeited                                 -
        Expired                                   -
                                          -----------          ------------
        Outstanding and exercisable at
        December 31, 2001                 3,087,500               S$1.31


        Weighted-average fair value of options granted in 2001 S $ 0.22 Weighted-average fair value of options granted in 2000 S $ 0.17 Weighted-average fair value of options granted in 1999 S $ 0.16

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


The following table summarizes information about the stock options outstanding at December 31, 2001:

                                Options outstanding and exercisable
                        --------------------------------------------------------
                                                              Weighted Average
                                                              Remaining
        Excercise Prices                Options               Contractual Life
       ------------------              ---------             -------------------
        S$1.00                          1,702,500               3.5 years
        S$1.70                          1,385,000                 5 years
                                       -----------             ------------
                                        3,087,500               4.2 years
                                       ===========             ============

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

No expense was recognized in 2001, 2000, and 1999 related to the options. Had the compensation cost for stock options granted to employees been determined under SFAS 123, net loss and basic and diluted net loss per share for the years ended December 31, 2001, 2000 and 1999 would have changed as indicated in the following pro forma amounts:

                                        2001            2000            1999
                                       ------          ------          ------
        Net Loss
         As reported                $(3,799,301)     $(1,844,077)     $(688,120)
         Proforma                   $(4,069,377)     $(1,948,984)     $(690,274)
        Basic and diluted net loss
         per share
         As reported                $     (0.23)     $     (0.14)     $   (0.07)
         Proforma                   $     (0.25)     $     (0.15)     $   (0.07)

16.     TAXATION

Taxes are calculated in accordance with regulations in which the Company and its subsidiaries are located.

Taxes are calculated on a separate entity basis since consolidation is not allowed.

                       MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

The provisions for income taxes for the years ended December 31 are summarized as follows:

                                   2001           2000            1999
                                 -------        --------         -------
        Current                 $    -          $ 43,878        $ 31,484
        Deferred                     -                 -               -
                                --------        --------        --------
                                $    -          $ 43,878        $ 31,484
                                ========        ========        ========

Deferred income taxes are provided for the temporary differences between financial reporting and tax basis of the Company's assets and liabilities.
Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                        2001            2000
                                      --------        --------
        Deferred tax assets:
        Net operating losses       $ 2,941,000       $ 574,859
        Capital allowances               3,141               -
        Valuation allowance         (2,944,141)       (574,859)
                                   ------------      -----------
        Deferred tax liabilities             -               -
                                   ------------      -----------
                                   $         -       $       -
                                   ============      ===========

The net operating losses and capital allowances do not expire under current regulations.

A reconciliation of income tax computed at the nominal statutory corporate tax rate to the provision for income taxes at December 31 is as follows:

                                     2001           2000           1999
                                    ------         ------         -------
        Income taxes at nominal
         rate                     $(949,825)    $(461,019)      $(167,030)
        Permanent and valuation
         differences                949,825       504,897         198,514
                                  ----------     ---------      ----------
                                  $       -     $  43,878       $  31,484
                                  ==========     =========      ==========

17.     COMMITMENTS

At December 31, 2001, there were the following commitments:

Exclusive rights commitments

In accordance with the terms of an agreement dated August 21, 2000, a subsidiary company is required to purchase approximately $500,000 of a product from a third party supplier over the next 2 years in return for the exclusive rights for the supply of mushrooms produced by the supplier.

Bank loans commitments

Under the terms of the agreements with the banks as disclosed in Note 7, the Company is required to make further payments of $1,236,000 to effect the assignment of these loans.


Operating lease commitments

At December 31, 2001, there were future minimum lease payments under a non-cancelable operating lease in subsequent accounting period as follows:

                                                        Amount
                                                      -----------
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


18. FINANCIAL INSTRUMENTS

Net fair value of financial assets and liabilities

The net fair value of all financial assets and liabilities approximates their carrying value. The Company does not hedge its risk.

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

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                     ASSETS

                                        September 30,      December 31,
                                            2002               2001
                                            ----               ----
CURRENT ASSETS
Cash and cash equivalents            $    231,314        $    47,108
Cash and bank balances - restricted       306,661            328,958
Trade receivables                         480,814            497,646
Stock subscription receivable                   -            319,689
Inventory:
Raw material                               40,633            264,956
Finished goods                            302,867            200,386
Packing materials                         152,909            140,341
Prepaid expenses and deposits              80,890             68,366
Deferred offering expense                 270,576             71,775
Other                                      43,916             39,778
                                        -----------         ----------
TOTAL CURRENT ASSETS                    1,910,580          1,979,003
PROPERTY, PLANT AND EQUIPMENT             341,636            300,668
INVESTMENTS                                39,849             38,368
INTANGIBLE                                 95,892            108,430
DEPOSIT TO SUPPLIER                        92,064             88,255
                                        -----------        -----------
TOTAL ASSETS                          $ 2,480,021         $2,514,724
                                        ===========        ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                 September 30,      December 31,
                                                     2002              2001
                                                     ----             ----
CURRENT LIABILITIES
Bank overdraft secured                            $      -           352,110
Short-term debt unsecured interest free            140,193           108,430
Open letters of credit                                   -           159,569
Trade payables                                     686,536           647,228
Other payables and accrued expenses                565,571           775,507
Income tax payable                                   4,355            31,700
Related parties                                     99,342           278,556
                                                 -----------       -----------

TOTAL CURRENT LIABILITIES                        1,495,997         2,353,100
                                                 -----------       -----------
LONG-TERM LIABILITIES
Unsecured convertible bonds                         33,785           119,274
Grant                                               39,847            38,366
Long-term lease obligations                          8,984            53,356
                                                 -----------       -----------
TOTAL LONG-TERM LIABILITIES                         82,616           210,996
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value,
50,000,000 authorized; 25,593,548 and
21,109,542 issued and outstanding at
September 30, 2002 and December 31, 2001        14,865,787        12,307,813
Paid-in capital                                  3,002,782         2,514,543
Retained deficit                               (17,099,285)      (14,976,969)
Accumulated other comprehensive income             132,124           105,241
                                                -----------       ------------
Total Shareholders' Equity (Deficit)               901,408           (49,372)
                                                -----------       ------------
Total Liabilities and Shareholders' Deficit     $2,480,021       $ 2,514,724
                                                ===========       ============

                  MYCOBIOTECH, LTD AND SUBSIDIARIES
                    CONSOLIDATED LOSS STATEMENTS
                 AND COMPREHENSIVE LOSS (UNAUDITED)
                       (UNITED STATES DOLLARS)

                                            Nine months ended September 30,
                                             2002                   2001
                                             ----                   ----
SALE OF MUSHROOM PRODUCTS                $ 2,651,861            $ 2,627,344
COST OF SALES                              2,413,679              1,836,286
                                          ----------             ----------
GROSS PROFIT                                 238,182                791,058
DEPRECIATION AND AMORTIZATION                 86,405                 85,614
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel expense                            882,366                874,670
Rent expense                                 219,806                323,190
Other                                        962,194                872,053
                                          -----------             ----------
LOSS FROM OPERATIONS                      (1,912,589)            (1,364,469)
OTHER INCOME (LOSS)
Interest expense                             (57,877)              (108,951)
Equity investment loss                      (177,076)              (431,983)
Other                                         25,226                 87,827
                                          -----------             ----------
LOSS BEFORE TAXATION                      (2,122,316)            (1,817,576)
PROVISION FOR INCOME TAXES                         -                      -
                                          -----------             ----------
NET LOSS                                  (2,122,316)            (1,817,576)
                                          -----------            -----------
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation                  26,882                109,060
                                          -----------            -----------
COMPREHENSIVE LOSS                      $ (2,095,434)          $ (1,708,516)
                                        =============           ============
BASIC AND DILUTED LOSS PER SHARE             $ (0.09)               $ (0.11)
                                        =============           ============
BASIC WEIGHTED AVERAGE SHARES             22,083,645             15,178,661
                                        =============           ============

                  MYCOBIOTECH, LTD AND SUBSIDIARIES
                    CONSOLIDATED LOSS STATEMENTS
                 AND COMPREHENSIVE LOSS (UNAUDITED)
                       (UNITED STATES DOLLARS)

                                            Three months ended September 30,
                                              2002                   2001
                                              ----                   ----

SALE OF MUSHROOM PRODUCTS                 $ 817,319              $ 880,970
COST OF SALES                               811,428                428,507
                                           --------               --------
GROSS PROFIT                                  5,891                452,463
DEPRECIATION AND AMORTIZATION                26,404                 21,108
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel expense                           329,542                221,594
Rent expense                                 66,862                 83,757
Other                                       319,891                529,218
                                           --------               --------
LOSS FROM OPERATIONS                       (736,808)              (403,214)
OTHER INCOME (LOSS)
Interest expense                            (30,992)               (34,382)
Equity investment gain/loss                 (90,105)              (431,983)
Other                                        21,431                 38,942
                                           --------               ---------
LOSS BEFORE TAXATION                       (836,474)              (830,637)
PROVISION FOR INCOME TAXES                        -                      -
                                           --------               ---------
NET LOSS                                   (836,474)              (830,637)
                                           ---------              ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                 (6,281)              (114,778)
                                           ---------              ---------
COMPREHENSIVE LOSS                       $ (842,755)            $ (945,415)
                                          ==========             ==========
BASIC AND DILUTED LOSS PER SHARE            $ (0.04)               $ (0.06)
                                          ==========             ==========
BASIC WEIGHTED AVERAGE SHARES            23,582,224             16,621,005
                                          ==========            ===========

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

                   MYCOBIOTECH, LTD AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                        (UNITED STATES DOLLARS)

                                                 Nine months ended September 30,
                                                   2002                 2001
                                                   ----                 ----
CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                                (3,809)             (9,861)
Investment                                         (1,481)              3,727
(Purchase) disposition of fixed assets           (114,835)             19,588
Increase in restricted cash                        22,297            (166,363)
                                                 ---------           ---------
Cash provided for investing activities            (97,828)           (152,909)
                                                 ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                              (352,110)            23,641
Short-term unsecured                                31,763             (2,246)
Letters of credit - net                           (159,569)            75,084
Grant                                                1,482                  -
Long-term leases                                   (44,372)           (69,366)
Sale of common stock                             2,960,724          1,658,034
Stock subscription receivable                      319,689                  -
                                                -----------         ----------
Cash provided for (used by) financing activities 2,757,607          1,685,147
                                                -----------         ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                    157,324           (114,803)

Effects of exchange rate changes                    26,882            109,060
Cash and bank balances, at beginning of period      47,108             74,755
                                                -----------         ----------
Cash and bank balances, at end of period        $  231,314           $ 69,012
                                                ===========         ==========

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

SCHEDULE II

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS
                         PROVISION FOR DOUBTFUL ACCOUNTS

    Balance at                                             Balance at
   Beginning of        Charged to                           end of
     Period            Expense           Deductions         Period
  ---------------     -------------     -------------    -------------

   $      -            $ 126,676 (1)     $     -          $       -    12/31/99

          -              291,705 (1)           -                  -    12/31/00
          -               23,162 (2)           -             23,162    12/31/01
                          99,808 (1)

     23,162                    -            7,07(2)          16,088     9/30/02

                         108,889 (3)


      (1) Direct write-off used for those years and for some accounts receivable in year 2001.
          There were no accounts receivable which
          required a reserve for doubtful accounts at December 31, 1999 and 2000.

      (2) Provision for December 31, 2001.

      (3) Direct write-off of funds advanced during third quarter to an associated company.
          Associated company does not have the
          ability to repay the advance.