Form 20-F/A
MYCOBIOTECH LTD
filed 2003-05-12
CIK 1203457

As filed with the Securities and Exchange Commission on May ___, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

                                 Amendment No. 3

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

                         Commission file number 0-50083

                                 MYCOBIOTECH LTD
              -----------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

                                    Singapore
                 -----------------------------------------------
                 (Jurisdiction of Incorporation or Organization)

       12 Science Park Drive, #04-01 The Mendel, Singapore Science Park 1,
                                Singapore 118225
       -------------------------------------------------------------------
                    (Address of Principal Executive Offices)

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

      Title of Each Class             Name of Each Exchange On Which Registered
      -------------------             -----------------------------------------
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

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes No____ N/A__X_

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.

A. Directors and Senior Management.

Directors.

The Board of Directors is entrusted with responsibility for the overall management of MycoBiotech Ltd (the "Company"). Information regarding the Directors is listed below:

  Name                      Address                                  Position
----------                -----------                               ----------

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

David Soo Theng Lua      442A Dunearn Road,                       Director
                         Singapore 289616

Jin Soon Tan             41 Jalan Sembilang, Singapore 576884     Director


Senior Management.


The day-to-day operations of the Company are entrusted to the Chief Execuitve Officer and an experienced and qualified team of Executive Officers responsible for the different functions of the Group. The particulars of the Executive Officers are set out below:

 Name                          Address                                   Position
---------                     ---------                                 -----------

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

Item 2. Offer Statistics and Expected Timetable.

No Disclosure Necessary.

Item 3. Key Information.

A. Selected Financial Data B Singapore dollars have been converted into U.S. dollars for operations at the rate following rates of exchange:
         2001- 1.7917; 2000-1.7239; 1999-1.6929; 1998-1.6490; and 1997-1.6490.
         All years have been audited. The information for years ended December 31, 1997 and 1998 were audited using international accounting standards generally accepted in Singapore and not U.S.G.A.A.P. For comparative purposes the information for 1997 and 1998 has been converted into U.S.G.A.A.P. The information for years ended December 31, 1999, 2000, 2001 and the interim periods have been prepared in accordance with U.S.G.A.A.P.
B.

                                                Years Ended December 31,

                                       2001             2000            1999             1998           1997
                                       ----             ----            ----             ----           ----

                                     US `000          US `000         US `000        US `000       US `000


Average Exchange Rate of Singapore    1.7917           1.7239          1.6929           1.6490         1.6490
Dollars

STATEMENT OF OPERATIONS

Net Sales                               3,456             3,707          1,256         2,567           3,653
Cost of Sales                          (3,312)           (2,478)          (684)       (1,215)         (2,214)
                                       -------           -------          -----       -------         -------
Gross Profit                              144             1,229            572         1,352           1,439
Operating Expenses                     (3,443)           (4,556)        (1,137)       (2,117)         (1,554)
                                       -------           -------        -------       -------         -------
Loss from Operations                   (3,299)           (3,327)          (565)         (765)           (115)
Other income / (expenses)                (732)              (37)           (72)          532              87
                                        ------              ----           ----           ---             --
Net loss before taxes                  (4,031)           (3,364)          (637)         (233)            (28)
Taxation                                    0                44             31             -               -
Net loss after tax                     (4,031)           (3,408)          (668)         (233)            (28)
Comprehensive income (loss)               102                65            (62)            -               -
                                          ----            ------          -----            -               -
Comprehensive loss                     (3,929)           (3,343)          (730)         (233)            (28)
                                       =======           =======          =====         =====            ====
Loss per common share                   (0.26)            (0.26)          (.07)         (.02)              -
                                        ======            ======          =====         ======           ====

Basic Weighted average shares
outstanding                         15,768,929        13,035,298     10,706,728    10,000,000      10,000,000
                                    ==========        ==========     ==========    ==========      ==========


Exchange Rate of Singapore Dollars-  US `000          US `000            US `000          US `000        US `000
as of the Balance Sheet Date
                                      1.8445           1.7331             1.6655           1.6490         1.6490

BALANCE SHEET DATA:
Working Capital (deficit)              (374)            (141)               (80)          (1,642)          (926)
Total assets                          2,515            3,714              1,618              474          1,887
Long term debts                         211            2,098              2,157            1,024          1,569
Shareholders' deficit                   (49)            (734)            (1,781)          (2,656)        (2,422)

                                                Nine Months Ended September 30,
                                                   2002              2001
                                                  US'000            US'000
Average Exchange Rate of Singapore Dollars        1.7960            1.7835
                                                  ------            ------

Statement of Operations:
Net Sales                                           $ 2,652         $ 2,627
Cost of Sale                                          2,414           1,836
                                                      -----           -----
Gross Profit                                            238             791
Operating Expenses                                   (2,150)          2,155
                                                    -------           -----
Loss from Operations                                 (1,912)         (1,364)
Other Income (Expenses)                                (210)           (454)
                                                      -----           -----
Net Loss Before Taxes                                (2,122)         (1,818)
Taxation                                                  0               0
Net Loss After Tax                                   (2,122)         (1,818)
Comprehensive Income (Loss)                              27             109
                                                         --             ---
Comprehensive Loss                                   (2,095)         (1,709)
Loss Per Common Share                                ($0.09)         ($0.11)
Basic Weighted Average Shares Outstanding        22,083,645      15,178,661
Exchange Rate of Singapore Dollars of the
Balance Sheet Data                                   1.7760          1.7675

Balance Sheet Data:
Working Capital                                         414             266
Total Assets                                          2,840           4,051
Long-term Debts                                          83           2,099
Shareholder Deficit                                     901           (734)


The exchange rate between the U.S. dollar and the Singapore dollar for each of the past six months is as follows:

                       High         Low                       High        Low
  September, 2002    1.78065     1.74545     June, 2002     1.79270     1.76374
  August, 2002       1.77226     1.74723     May, 2002      1.80695     1.78706
  July, 2002         1.77096     1.73029     April, 2002    1.84673     1.80481

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

  If the Political Instability in Southeast Asia Spreads to Singapore, then our Sales would be Negatively Effected thereby Increasing our Losses

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

  Financial Risks
  UNLESS OUR LOSSES ARE REVERSED, WE WILL BE UNABLE TO CONTINUE OUR BUSINESS OPERATIONS

  We incurred accelerating net operating losses of $729,834, $3,342,998 and $3,929,488 for FY 1999, FY 2000 and FY 2001, respectively. In addition, we have a loss of $2,095,434 for the first nine months of 2002. Because of these losses our audit opinions have been qualified on a going concern basis. Furthermore, our revenue for the year ended December 31, 2001 declined by 6.8% from our revenues for the year ended December 31, 2000, although our revenues for the first nine months of 2002 totalled $ 2,651,861, a slight increase from the $2,627,344 the first nine months of 2001. In addition, our gross profit margins declined from 33.16% for the year ended December 31, 2000 to 4.18% for the year ended December 31, 2001 and to 8.98% for the nine months ended September 30, 2002. Unless these trends are reversed, we will be unable to continue as an operating business.

  If We Are Unable To Raise Additional Funds, We Will Be Unable To Continue Our Business Operations

  Because we have been unprofitable, and we are uncertain when, if ever we will generate earnings and cash flow and we are dependent upon the proceeds of future equity offerings or other financing to implement our business plan and to finance our working capital requirements. Monthly direct operating expenses average $268,000 and monthly indirect operating expenses average $239,000 a month. While we have recently completed a rights issue to shareholders, we will need to seek additional financing of at least $5,000,000. Upon completion of this registration we anticipate an offering either in Singapore or in the U.S. of our shares, as the company has insufficient liquidity to operate for the next six months. To the extent that we incur indebtedness or issue debt securities instead of a share offering, we will be subject to risks associated with incurring such indebtedness, including the risks that interest rates may fluctuate and that our cash flow may be insufficient to pay principal and interest on any such indebtedness. In addition because of our financial condition, we are uncertain if financing will be available to us on commercially reasonable terms, or at all. If we are unable to obtain financing, our ability to continue operations could be adversely affected. We also may be precluded from the equity market. If we are unable to raise additional funds, we will be unable to continue business operations or pay our current liabilities.

  Business Risks

  BECAUSE OF STRONG COMPETITION IN THE SALES OF OUR PRODUCTS OUR PROFIT MARGINS HAVE BEEN DECLINING

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

  WE FACE SPOILAGE AND CREDIT RISKS IN THE DISTRIBUTING AND MARKETING OF FRESH MUSHROOMS, BOTH OF WHICH REDUCE OUR MARGINS AND INCREASE OUR LOSSES

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

  WE FACE COMPETITION IN OUR INTENDED OVERSEAS MARKETS EXPANSION WHICH COULD AFFECT OUR ABILITY TO GROW OR BECOME PROFITABLE IN SUCH MARKETS

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

  IF OUR ASSOCIATED COMPANIES DO NOT PERFORM, WE WILL NOT HAVE THE ABILITY TO EXPAND OR FUND OUR EXPANSION

  An associated company is a non-subsidiary in which our ownership is 50% or less but in whose financial and operating policy decisions we exercises significant influence. We generally seek such arrangements in countries where we wish to expand. We enter into such arrangements because the other shareholder/investors provide the initial investment, working capital, and on site management while we contribute the technical know how and training. Although we have associated companies in Canada, Malaysia and Indonesia, none of these operations are yet material or are in the development stage. If we are unable to find partners for associated operations, we will not have the capital for expansion, or to continue to fund certain of our operations, and possibly even continue our business operations. (See also-Risk Factor-Only One of our Distributors is Generating Any Material Revenues - Page 7)

  IF GOVERNMENTAL REGULATIONS BECOME MORE STRENUOUS OUR OPERATING COSTS WILL INCREASE

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

     AVAILABILITY OF THE MAIN RAW MATERIAL WILL AFFECT OUR PRODUCTION AND PROFITABILITY

     Wood sawdust is the main raw material in our production of mushrooms under an artificial environment and constitutes 45% of our total material costs. Presently, we are not dependent on any single distributor for our supply of wood sawdust and our ability to switch to alternative suppliers allows us to take advantage of favorable pricing. Nevertheless, any shortage in the supply of wood sawdust will have a negative impact on our production output and consequently our profitability. 1 IF OUR DISTRIBUTORS DO NOT MARKET OUR PRODUCTS, WE WILL LOSE THE SALES OF MOST OF OUR NON-FRESH FOOD PRODUCTS

     We distribute some of our non-fresh food products through third-party distributors. Our agreements with these third-party distributors contains no minimum purchase requirements. Furthermore, these distributors were given exclusive marketing for a period of five years in a given geographic area Because these agreements are new, they have no proven track record with the company and we are reliant on their best efforts in selling our products. Because of the exclusivity and because of the newness of these arrangements, we are unable to predict the level of their sales success, if any. Therefore, there can be no assurance that we will be able to successfully maintain marketing, distribution or sales capabilities for these products.

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

     BECAUSE OUR MAJOR DISTRIBUTOR IS CONTROLLED BY A RELATED PARTY, OUR PROFITS COULD BE DIVERTED

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

     IF WE LOSE OUR CONTRACT MANUFACTURERS, WE WILL BE UNABLE TO PRODUCE AND SELL SOME OF OUR PRODUCTS

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

  IF WE ARE UNABLE TO DEFEND OUR PROPIETARY TECHNOLOGY, WE WOULD BE UNABLE TO SELL OUR PRODUCTS OR SERVICES

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

  We rely heavily on a combination of patents, copyrights, trademarks, non-disclosure agreements and licenses to protect our expertise. We also rely on confidentiality agreements with our employees and strive to limit access to the distribution of proprietary information. Despite these precautions, there is a possibility that unauthorized third parties may adopt, copy or modify certain of our research results, methodology and technology. In particular, we have granted exclusive rights to our joint venture partners and other third parties to access certain of our research results and technology. We enter into confidentiality agreements with all of these parties to reduce the access of such information to outside parties. We also require our staff to sign confidentiality agreements. However, there is no assurance that, after taking the appropriate steps to prevent such leakage of proprietary information, our competitors and other unauthorized third parties will not gain access to such information. Furthermore, the laws of some countries do not adequately protect our intellectual properties. In the event that patents expire, or in countries where patents have not been granted, we are also exposed to the risk of competitors attempting to duplicate our expertise. While we will seek legal redress when appropriate, there is no assurance such litigation would be successful.

  From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies that are used by us. Litigation may be necessary to defend against alleged infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation may also be necessary to enforce and protect our traded secrets and other intellectual property rights owned by us. Any such litigation could be costly and may divert the management's attention, either of which could have a material adverse effect on our business, financial conditions and results of operations. Adverse determinations in such litigation could result in the loss of our proprietary rights and/or prevent us from manufacturing or selling our products or services, which could adversely disrupt the conduct of our business. However, we currently are not involved in any litigation involving our technology, nor have we been in the past.

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


A."Mushroom Cultivation"

                                                                             Publn/          Grant Date
          Country          Proprietor          Application    Application    Grant No.
                                               No.            Date


   1.     US               MycoBiotech(1)      536260         29/9/1983      4542608         24/9/1985

   2.     Sri Lanka        MycoBiotech(2)      9769           8/6/1987       9769            24/7/87

B."Cultivation on Rubber Wood"

                                                                              Publn/ Grant
         Country      Proprietor                Application    Application    No.              Grant Date
                                                No.            Date

1.       US           MycoBiotech(1)            057335         2/6/1987       4833821          30/5/1989

2.       UK           MycoBiotech(2)            8923604.6      2/6/1987       2223922          5/12/1990

3.       Singapore    MycoBiotech(2)            9391282.2      1/12/1993      9391282.2        22/4/1994

4.       Malaysia     MycoBiotech(2)            PI9002102      2/6/1987       MY-104548A       30/4/1994

C."Cultivation with Thermal Shock"

                                                                                 Publn/
         Country        Proprietor                Application    Application     Grant        Grant Date
                                                  No.            Date            No.

1.       Singapore      MycoBiotech(2)            9391281-4      1/12/1993       9391281-4    17/5/1994

2.       US             MycoBiotech(1)            277823         30/11/1988      4987698      29/1/1991

3.       Philippines    MycoBiotech(2)            35335          2/6/1987        28576        7/11/1994

4.       Canada         MycoBiotech(2)            538736         3/6/1987        1288371      3/9/1991

5.       Australia      MycoBiotech(2)            73748/87       2/6/1987        604707       24/4/1991

6.       UK             MycoBiotech(2)            8712904.5      2/6/1987        2191074      12/12/1990

7.       New Zealand    MycoBiotech(2)            220531         2/6/1987        220531       10/7/1990

8.       Belgium        MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

9.       France         MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

10.      Germany        MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992


11.      Italy          MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

12.      Netherlands    MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

13.      Spain          MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

14.      Switzerland    MycoBiotech(1)            87304869.8     2/6/1987        0248636      30/9/1992

15.      Malaysia       MycoBiotech(2)            PI8700754      2/6/1987        MY-101739A   17/1/1992

D."Making Mushroom Spawn"

                                                                                Publn/
           Country           Proprietor          Application     Application    Grant         Grant Date
                                                 No.             Date           No.

   1.      Australia         Tan Kok Kheng and     19609/83     27/9/1983       564248        20/1/1988
                             MycoBiotech(1)

   2.      New Zealand       Tan Kok Kheng and     205746       26/9/1983       205746        26/9/1983
                             MycoBiotech(1)

   3.      Belgium           MycoBiotech(1)        83305709.4   26/9/1983       0107911       20/12/1989

   4.      France            MycoBiotech(1)        83305709.4   26/9/1983       0107911       20/12/1989

   5.      Germany           MycoBiotech(1)        83305709.4   26/9/1983       0107911       20/12/1989

   6.      Netherlands       MycoBiotech(1)        83305709.4   26/9/1983       0107911       20/12/1989

   7.      UK                MycoBiotech(1)        83305709.4   26/9/1983       0107911       20/12/1989

   8.      Canada            Tan Kok Kheng &       83305709.4   28/9/1983       1207690       15/7/1986
                             MycoBiotech(1)

   9.      Singapore         MycoBiotech(1)        9190118.1    20/2/1991       9190118.1     12/3/1991

   10.     Malaysia          MycoBiotech(2)        PI8701544    3/9/1987        MY-101013A    29/6/1991


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

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.
Selected Financial Data

                                           Nine Months      Nine Months             Years Ended December 31,
                                              Ended
                                            September     Ended September

                                             30, 2002       30, 2001          2001          2000           1999
                                             --------       --------         -------       -------        -------
Average Exchange Rate of Singapore
Dollars                                       1.7960         1.7835          1.7917        1.7239         1.6929
                                              ------         ------          ------        ------         ------


                                             US `000        US `000         US `000        US `000       US `000
STATEMENT OF OPERATIONS
Net Sales                                     $2,652          2,627         3,456          3,707         1,256
Cost of Sales                                  2,414          1,836       (3,312)        (2,478)         (684)
                                              -----          ------       -------        -------         -----
Gross Profit                                     238            791           144          1,229           572
Operating Expenses                            (2,150)         2,155       (3,443)        (4,556)       (1,137)
                                             -------         ------       -------        -------
Loss from Operations                          (1,912)        (1,364)       (3,299)        (3,327)         (565)
Other Income/(Expenses)                         (210)          (454)         (732)             37          (72)
                                               -----         ------         -----             --          ----
Net Loss Before Taxes                         (2,122)        (1,818)       (4,031)        (3,364)         (637)
Taxation                                           0              0             0             44            31
                                                   -              -             -             --            --
Net Loss after Tax                            (2,122)        (1,818)       (4,031)        (3,408)         (668)
                                             =======        =======       =======        =======         =====
Comprehensive income                              27            109           102             65            62
Comprehensive loss                            (2,095)        (1,709)       (3,929)          3,345         (730)
                                             =======        =======       =======          =====         =====
Loss per common share                         ($0.09)        ($0.11)       $(0.26)        $(0.26)         (.07)
                                             =======        =======       =======        =======         =====
Average Weighted Number of Shares
Outstanding                               22,083,645     15,178,661    15,768.929     13,035,298    10,706,728
                                          ==========     ==========    ==========     ==========    ==========
Exchange Rate of Singapore Dollars as
of the Balance Sheet Date                    US `000       US `000       US `000        US `000
                                             -------       -------       -------        -------
BALANCE SHEET DATA                            1.7760        1.7675        1.8445         1.7331
Working Capital (Deficit)                        414           266         (374)          (141)
Total Assets                                   2,840         4,051         2,515          3,714
Long Term Debts                                   83         2,099           211          2,098
Shareholders' Equity (Deficit)                   901         (734)          (49)          (734)


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

Operating Expenses. Operating expenses for the year ended December 31, 2001 decreased by $1,113,522 or 24.4% to $3,442,950 from $4,556,552 for the year ended December 31, 2000. The decrease in operating expenses resulted from decreases in depreciation and amortization of $30,547, a decrease in the write off of bad debts of $168,735 an absence of a write-off for an aborted public offering ($143,000) a decrease in stock option expenses of $1,332,257 a decrease in personnel expense of $200,500 which was partially offset by an increase in professional fees of $74,415, an increase in rent expenses of $196,749 principally from a full year of rental expense on the English facility compared to only several months in 2000 and an increase in other expenses, principally legal fees and marketing expenses from the new English operation of $490,353. . The decrease in personnel expenses resulted from the absent of bonus payments in the current year and from the company staffing up for an expansion which was delayed because a planned registration and fund raising in Singapore which did not materialize and therefore these additional staff persons were either terminated or resigned and not replaced which produced a reduction in payroll expense of $122,550. When these individuals were terminated no additional liability was booked because there was no residual payable as all terminated personnel had a short employment tenure with the Company and were not eligible for serverence payments. The remainder of the decrease in payroll expense was a decrease in bonuses of $78,000. The reduction in personnel will not have any impact on future operations.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2001 decreased by $28,679 or .9% to $3,298,637 from $3,327,316 for the year ended December 31, 2000.

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

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2001 increased by $586,490 or 17.5% to a loss of $3,929,488 from a loss of $3,342,998 for the year ended December 31, 2000.

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

Operating Expenses. Operating expenses for the year ended December 31, 2000 increased by $3,419,530 or 300.8% to $4,556,522 from $1,136,992 for the year ended December 31, 1999. The increase in operating expenses resulted from an increase in stock option expense of $1,564,160, an increase in depreciation and amortization of $44,241, an increase in bad debt allowances of $165,029 an increase in professional fees of $150,210,( principally from an aborted attempt to list the Company's shares in Singapore), an increase in rent expenses of $174,677 (principally from moving to new corporate headquarters) and an increase in other expenses (principally advertising and promotion, distribution, and marketing expenses) of $484,415 and an increase in personnel expense of $836,798, (principally in bonuses)

The increase in allowance for bad debts resulted from the economic turn down in the region which caused one of our customers to fail and us to write off our trade receivable from them.

As a result of the foregoing, the net loss from operations for the year ended December 31, 2000 increased by $2,762,342 or 488.9% to $3,327,316 from $564,974 for the year ended December 31, 1999.

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

As a result of the foregoing, the comprehensive loss for the year ended December 31, 2000 increased by $2,613,164 or 358.0% to a loss of $3,342,998 from a loss of $729,834 for the year ended December 31, 1999.

Liquidity and Capital Resources

As of December 31, 2000, the Company had unrestricted cash of $74,755 and a deficit in working capital of $141,101. This compares with cash of $192,275 and a deficit of working capital of $80,000 as of December 31, 1999.

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

Item 6. Directors, Senior Management and Employees.

The Executive Officers of the Company as of October 20, 2002 are as follows:

Name                         Age       Position
-------                     ------    -----------
Dr Kok Kheng Tan             55       Chairman of the Board, Director & Chief
                                      Executive Officer
John Edward Smith            71       Chief Scientific Officer
Eugene Lim                   53       Chief Financial Officer & Secretary
Yevindra Sepala Ilangakoon   48       Chief Operating Officer - Europe
Richard Poh Pheng Chia       55       General Manager - Marketing
Ronald Han Kiang Ang         62       General Manager - Marketing
Franklin Leong Tian Chong    45       Group Accounts Manager
Rajive Goonewardena          58       Production Manager
Thye Aun Yong                67       Production Manager
Victor Ang                   56       Director
Dr Alfred Wee Tiong Loh      56       Director
David Soo Theng Lua          55       Director
Chin Tiong Tan               54       Director
Jin Soon Tan                 67       Director

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

Committee Membership

Mr David Lua is the Chairman of the Audit Committee. The other members are Dr. Alfred Loh and Victor Ang. Dr Alfred Loh is the Chairman of the Compensation Committee. The other members are Prof Chin Tiong Tan, Victor Ang and Dr. Kok Kheng Tan. Mr David Lua is the Chairman of the Nominating Committee. The other members are Dr Kok Kheng Tan and Dr Alfred Loh.

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


                                                                                       Long-Term
               Name and Principal                       Annual Compensation           Compensation
                                                        -------------------
                                                                         Other         Stock Plans
                    Position       Year     Salary     Bonus      Auto Allowance     (No. of Shares)
                    --------       ----     ------     -----      --------------     ---------------

    Dr Kok Kheng Tan, CEO          2001     97,587     8,132            18,188           125,000
                                   2000    103,860     8,655            19,812           125,000
                                   1999     91,397     6,578            15,873           125,000

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

The following table sets forth information concerning the grant of stock options made during 2001 to each officer and director:

                                           Percent of Total
                                          Options Granted to
                              Options    Employees in Fiscal    Price Per   Expiration      Options
                Name          Granted            Year             Share        Date       Outstanding
                ----          -------            ----             -----        ----       -----------

    Dr Kok Kheng Tan            125,000         15.15%             0.92       12-31-06       925,000

    Eugene Lim                  100,000         12.12%             0.92       12-31-06       510,000

    Dr. Alfred Wee Tiong Loh    100,000         12.12%             0.92       12-31-06       250,000

    David Soo Theng Lua         100,000         12.12%             0.92       12-31-06       320,000

    Prof Chin Tiong Tan         100,000         12.12%             0.92       12-31-06       300,000

    Jin Soon Tan                100,000         12.12%             0.92       12-31-06       200,000

Stock Option Exercised and Year-End Option Values

                                     Shares Acquired
        Name                         on Exercise (#)            Exercise Price
      --------                       ----------------           ---------------
    Dr Kok Kheng Tan                       200,000                  0.54

    Dr. Alfred Wee Tiong Loh                50,000                  0.54

    Jin Soon Tan                           100,000                  0.54


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

                                 Amount of Beneficial                    Changes in Prior
         Name                        Ownership           Percent          Three Years
        -------                     ------------        ----------       --------------

    Dr. Koh Kheng Tan                  5,373,389(1)       21.00%             630,811

    Professor Chin Tiong Tan             211,891            .83%             211,890

    Dr. Alfred Wee Tiong Loh             191,011            .75%             191,010

    Jin Soon Tan                         120,000            .47              120,000

    David Soo Theng Lua                   63,001            .24               63,000



    Victor Ang                             5,000              -                5,000

    Eugene Lim                           153,239            .60              153,238

    Dr. Poon Liat Ang (2)              2,216,990           8.73            1,915,049

    All officers and directors as a
    group (7 persons)                  8,334,521     32.62


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

Foreign currency risk

The Company incurs foreign currency risk on sales and purchases that are denominated in a currency other than Singapore dollars. The currencies giving rise to this risk are primarily US dollars and Pounds Sterling. However, the Company maintains no accounts in U.S. Dollars and limited amounts in Pounds Sterling. As of December 31, 2000 our total exposures to Pounds Sterling expressed in U.S. Dollars was $0 and as of December 31, 2001 was $120,000 all in accrued liabilities. Therefore, the foreign currency risk is minimal as even a 10% change would only produce a $12,000 benefit or charge.

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

Item 18. Financial Statements.

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                   Pages
                                                                                  --------

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

Consolidated Statements of Cash Flows for the Nine months ended
September 30, 2002                                                               F-27-28

Notes to Financial Statements                                                       F-29
Schedule II - MycoBiotech, Ltd. and Subsidiaries Valuation and Qualifying
               Accounts Provision for Doubtful Accounts

Item 19. Exhibits.

   3.1*     Articles and Memorandum of Association of MycoBiotech Ltd.
  10.1*     Service Contract with Dr. Koh Kheng Tan
  10.2*     MycoBiotech  Share Option Scheme  for Directors & Employees
  10.3*     A license agreement dated December 8, 1997 entered into between
            Everbloom International  Technology Pte Ltd and Everbloom Mushroom
            (UK) Ltd;
  10.4*     A license agreement dated May 30, 1998 entered into between
            Everbloom Biotechnology (Pte) Ltd and Everbloom International
            Technology Pte Ltd;
  10.5*     A  license  agreement  dated  June 1, 1998  entered  into  between
            Everbloom Biotechnology (Pte) Ltd and Everbloom Health Food Pte Ltd;
  10.6*     A license agreement dated December 9, 1998 entered into between
            Everbloom International  Technology Pte Ltd and Everbloom Mushroom
            (UK) Ltd;
  10.7*     A license agreement dated December 9, 1998  entered  into  between
            Everbloom  Health  Food Pte Ltd and Mycoceuticals Ltd;
  10.8*     A license agreement dated February 23, 2000 entered into between
            Everbloom International Technology Pte Ltd and Gulf Mushrooms
            Products Company (S.A.O.G.); and
  10.9*     A license agreement dated June 4, 2001 entered into between
            MycoBiotech  Ltd and Everbloom  Biotechnology (Canada) Ltd.

  10.10*    A license  agreement  dated  January  21,  2000  entered  into between Everbloom Health Food Pte Ltd and Ever-Bloom, Nutraceuticals
            (M) Sdn Bhd;
  10.11*    Marketing & Distribution Agreement - Everbloom Health Food P/L &
            Ever-Bloom Nutraceuticals (M) Sdn Bhd
  10.12*    Marketing & Distribution Agreement - Everbloom Health Food P/L &
            Latin Asia Inc.
  10.13*    Distributorship Agreement - Everbloom Health Food P/L & Diethlem
            Singapore P/L
  10.14*    Distributorship Agreement - MycoBitech Ltd. and A. Clouet, Pty Ltd.
  10.15*    Distributorship Agreement - Everbloom Health Food P/L & Everbloom
            Biotechnology (Canada) Ltd.
  10.16*    Agency Agreement Everbloom Mushroom Pte Ltd. and BanChoon Marketing
            Pte Ltd.
  10.17     Sale & Purchase Agreement - Everbloom International Technology P/L
            & P.T. Bank  Paribas - BBD Indonesia
  10.18*    Assignment Agreement - Everbloom International Technology P/L & P.T
            Bank Paribas - BBD Inidonesia
  10.19*    Sale & Purchase Agreement - Everbloom International Technology P/L
            & P.T Rabobank Duta Indonesia
  10.20*    Assignment Agreement - Everbloom International  Technology P/L & P.T
            Rabobank Duta Indonesia
  10.21*    Investor Relations Agreement - MycoBiotech Ltd. & Stoneside
            Development Limited
  10.22*    License Agreement between Everbloom Biotechnology (Canada) Ltd. and
            Everbloom - Ridge Mushroom Joint
            Venture date February 1, 2001
  10.23*    License Agreement between MycoBiotechnology Ltd. and Culture Technik
            Brabant dated December 8, 2000
  10.24*    Sale and Purchase Agreement between  Everbloom International
            Technology Pte. Ltd. and P.T. Int:Mekar Sejati dated August 21, 2000
  10.25*    Letter from Beacons Pharmaceutical confirming that they act as contract manufacture for Linzir Capsules
            and Mycoglucan Capsules
  10.26*    Banking Agreement with United Overseas Bank
  10.27*    Banking Agreement with Keppel Tatlee Bank
  10.28*    Tenancy Agreement dated June 20, 2001 between Everbloom Mushroom Pte
            Ltd and the Government of Singapore
  10.29*    Tenancy Agreement dated November 27, 2002 between Everbloom Mushroom
            Pte Ltd and the Government of Singapore
  10.30*    Commercial Lease dated July 18, 2001 between Everbloom International
            Technology Pte Ltd. and Templar Investment Ltd.
  10.31*    Banking Agreement with Southern Bank Berhad
   23.1     Consent of Certified Public Accountants


  *         Denotes previously filed.

                                               SIGNATURES


                                               MYCOBIOTECH LTD.

                                               By:
                                                ------------------------------
                                               Dr. Kok Kheng Tan,
                                               Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                  Title                               Date
   ----------------             --------                           ---------


                            Chairman of the Board and            May ___, 2003
---------------------       Chief Executive Officer
Dr Kok Kheng Tan


                            Director                             May ___, 2003
---------------------
Victor Ang


                            Director                             May ___, 2003
---------------------
Dr Alfred Wee Tiong Loh


                            Director                             May ___, 2003
---------------------
David Soo Theng Lua


                            Director                             May ___, 2003
---------------------
Professor Chin Tiong Tan


                            Director                             May ___, 2003
---------------------
Jin Soon Tan


                            Chief Financial Officer and          May ___, 2003
---------------------       Secretary
Eugene Lim

                        MYCOBIOTECH, LTD AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                     Pages
                                                                    --------
December 31, 2001
Report of Independent Auditors                                         F-2
Consolidated Balance Sheets as of  December 31, 2001 and 2000        F-3-4
Consolidated Statements of Loss for the years ended December
31, 2001, 2000 and 1999                                                F-5

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

Notes to Financial Statements                                         F-29

                          Independent Auditor's Report


 To the Board of Directors,
 MYCOBIOTECH, LTD
 Singapore


 We have audited the accompanying consolidated balance sheet of MYCOBIOTECH, LTD and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended December 31, 2001, 2000 and 1999. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

 In our opinion, such financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MYCOBIOTECH, LTD and subsidiaries, as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with generally accepted accounting principles accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

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
                                                     ===========     ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                             December 31,
                                                        2001             2000
                                                        ----             ----
CURRENT LIABILITIES
Bank overdraft secured                             $    352,110    $    322,931
Short-term debt unsecured interest free                 108,430         115,400
Open letters of credit                                  159,569          29,428
Trade payables                                          647,228         746,438
Other payables and accrued expenses                     775,507         549,653
Income tax payable                                       31,700         127,964
Related parties                                         278,556         457,686
                                                      ----------     -----------
TOTAL CURRENT LIABILITIES                             2,353,100       2,349,500
                                                      ----------     -----------
LONG-TERM LIABILITIES
Unsecured convertible bonds                             119,274       1,996,423
Grant                                                    38,366               -
Long-term lease obligations                              53,356         102,198
                                                      ----------     -----------
TOTAL LONG-TERM LIABILITIES                             210,996       2,098,621
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value, 25,000,000
authorized; 21,109,542 and 14,002,000 issued
and outstanding at December 31, 2001 and 2000        12,307,813       8,417,452
Paid-in capital                                       4,310,606       3,835,809
Retained deficit                                    (16,773,032)    (12,741,828)
Treasury stock                                                -        (248,940)
Accumulated other comprehensive income                  105,241           3,525
                                                    ------------     -----------
Total Shareholders' Deficit                             (49,372)       (733,982)
                                                    ------------     -----------
Total Liabilities and Shareholders' Deficit         $ 2,514,724     $ 3,714,139
                                                    ============     ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                             AND COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                        December 31,
                                             2001         2000             1999
                                             ----         ----             ----

SALE OF MUSHROOM PRODUCTS               $ 3,455,930   $ 3,706,973   $ 1,256,444
COST OF SALES                             3,311,617     2,477,767       684,426
                                         ----------    ----------      --------
GROSS PROFIT                                144,313     1,229,206       572,018
DEPRECIATION AND AMORTIZATION               118,965       149,512       105,271
GENERAL AND ADMINISTRATIVE EXPENSES
Bad debt                                    122,970       291,705       126,676
Personnel expense                         1,138,961     1,482,511       645,713
Stock option expense                        231,903     1,564,160             -
Professional fees                           258,084       183,669        33,459
Rent expense                                407,757       211,008        36,331
Other                                     1,164,310       673,957       189,542
                                         ----------      --------      --------
LOSS FROM OPERATIONS                     (3,298,637)   (3,327,316)     (564,974)
OTHER INCOME (LOSS)
Interest expense                           (145,174)     (140,831)     (138,799)
Equity investment loss                     (574,000)      (10,726)            -
Impairment of investments                  (183,804)            -             -
Other                                       170,411       114,514        67,137
                                           --------      --------       -------
LOSS BEFORE TAXATION                     (4,031,204)   (3,364,359)     (636,636)
PROVISION FOR INCOME TAXES                       -        (43,878)      (31,484)
                                                 --       --------      --------
NET LOSS                                 (4,031,204)   (3,408,237)     (668,120)
                                         -----------   -----------     ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                101,716        65,239       (61,714)
                                           --------       -------       --------
COMPREHENSIVE LOSS                     $ (3,929,488) $ (3,342,998)   $ (729,834)
                                       ============= =============   ===========
BASIC AND DILUTED LOSS PER SHARE            $ (0.26)      $ (0.26)      $ (0.07)
                                            ========      ========      ========
BASIC WEIGHTED AVERAGE SHARES            15,768,929    13,035,298    10,706,728
                                         ===========   ===========   ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF CHANGES
                            IN SHAREHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 2001 AND 2000
                             (UNITED STATES DOLLARS)

                                                                                    Accumulative
                                                                                       other                     Tolal
                                  Common       Common      Paid-in     Retained     comprehensive   Treasury  Shareholder's
                                  Shares       Stock       capital      deficit         income        stock      deficit
                                 --------     --------    ---------    ---------    --------------  --------- -------------


Balance December 31, 1998       10,000,001 $ 6,064,208    $ 22,741  $ (8,665,471)            $ -        $ -  $ (2,578,522)

Issue shares for cash            2,205,999   1,303,089     224,470             -               -          -     1,527,559

Foreign currency translation             -           -           -             -         (61,714)         -       (61,714)

Net loss December 31, 1999               -           -           -      (668,120)             -           -      (668,120)
                                -----------  ----------    ---------  ----------        ---------      ------  ------------

Balance December 31, 1999       12,206,000   7,367,297     247,211    (9,333,591)        (61,714)        -     (1,780,797)
                                -----------  ----------    ---------  ----------        ---------      ------  ------------

Issue shares for cash            1,350,000     783,902   2,024,438             -               -          -     2,808,340

Issue shares for investment        416,000     248,940           -             -               -   (248,940)            -

Exchange shares for bonds           30,000      17,310           -             -               -          -        17,310

Stock options granted                    -           -   1,564,160                                              1,564,160
Foreign currency translation             -           -           -             -          65,239          -        65,239
Net loss December 31, 2000               -           -           -    (3,408,237)              -          -    (3,408,237)

Adjustment                               -           3           -             -               -          -             3
                                -----------  ----------   -----------  ---------        ---------     --------  -----------

Balance December 31, 2000       14,002,000   8,417,452   3,835,809    (12,741,828)         3,525    (248,940)     (733,982)
                                -----------  ----------  ----------   ------------         ------   ---------     ---------

Issue shares for cash            3,749,246   2,071,933     211,252             -               -           -     2,283,185

Issue shares for services           12,239       6,715       6,715             -               -           -        13,430

Stock options granted                                      231,903                                                 231,903

Issue shares for investment - PTRC  64,000      11,060           -             -               -     248,940       260,000

Issue shares for investment
  in Medmyco                        22,057      12,101      24,927                                                 37,028

Exchange shares for bonds        3,260,000   1,788,555           -             -               -          -     1,788,555

Foreign currency translation             -           -           -             -         101,716          -       101,716

Net loss December 31, 2001               -           -           -    (4,031,204)              -          -    (4,031,204)
Adjustment                               -          (3)          -             -               -          -            (3)
                                 ----------   ----------    --------  ----------         ----------   --------- ----------

Balance December 31, 2001       21,109,542  $12,307,813 $4,310,606  $(16,773,032)      $ 105,241        $ -      $(49,372)
                                ===========  =========== =========== ===========         ==========   ========= ==========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                       Year Ended December 31,
                                               2001            2000           1999
                                               ----            ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                   $ (4,031,204)   $ (3,408,237)    $ (668,120)
                                           -------------   -------------    -----------
ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                   118,965         149,512        105,271
Issuance of stock for expenses                   13,430               -              -
Stock options granted                           231,903       1,564,160              -
Impairment of investment                        183,804               -              -
Equity investment loss                          574,000          10,726              -
(INCREASE) DECREASE IN ASSETS:
Trade receivables                               524,748        (629,057)      (179,485)
Inventory                                        58,493        (273,612)      (146,748)
Prepaid expenses and deposits                   202,180        (162,308)             -
Deferred offering expenses                      (71,775)              -              -
Other                                           (36,350)         12,516       (124,182)
INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                  (99,210)        263,838       (495,044)
Other payables and accrued expenses             225,854         220,898       (351,895)
Purchased software
Related parties                                (179,130)        442,675         15,011
Income tax payable                              (96,264)         (6,910)        30,974
                                                --------         -------       -------
Net cash used by operating activities        (2,380,556)     (1,815,799)    (1,814,218)
                                             -----------     -----------    -----------

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)

                                                    Year Ended December 31,
                                              2001            2000            1999
                                              ----            ----            ----

CASH FLOWS FROM INVESTING  ACTIVITIES
Deposit to supplier                          (5,613)        (82,642)              -
Investment                                        -        (805,786)         (1,336)
Intangible                                        -               -        (168,118)
Purchase of fixed assets                          -        (310,670)       (304,411)
      Increase in restricted cash          (155,858)       (173,100)             -
                                           ---------       ---------       ---------
Cash provided for investing activities     (161,471)     (1,372,198)       (473,865)
                                           ---------      ----------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES

Bank overdraft - net                         29,179         228,186          34,683
Short-term unsecured                         (6,970)        (70,903)       (937,744)
Letters of credit - net                     130,141          29,428         180,126
Grant                                        38,366               -               -
Long-term leases                             48,842          46,935          55,264
Bonds                                             -               -       1,737,619
Sale of common stock                      2,283,185       2,808,340       1,527,559
                                          ----------      ----------      ----------
                                          2,522,743       3,041,986       2,597,507
                                          ----------      ----------      ----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                             (19,284)       (146,011)        247,710
   Effects of exchange rate changes          (8,363)        (33,223)        (61,714)
Cash and bank balances, at beginning of
period                                       74,755         253,989           6,279
                                          ----------      ----------          ------
Cash and bank balances, at end of period   $ 47,108        $ 74,755       $ 192,275
                                          ==========      ==========      ==========
SUPPLEMENTARY CASH FLOWS DISCLOSURES

1. Interst paid                            $145,172       $ 140,831       $ 107,099
                                          ==========      ==========      ==========
2. Taxes paid                              $ 91,144        $ 45,043             $ -
                                          ==========      ==========      ==========


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

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001
--------------------------------------------------------------------------------

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

         The following material adjustments were made to present the consolidated financial statements to conform with US GAAP: (Rounded to nearest $1,000)

                                                    December 31,
                                        2001            2000            1999
                                      --------        --------        ---------
Increase (decrease)

Trade receivable                     (220,000)        (450,000)             -
Inventory                            (413,000)               -              -
Fixed Assets                                -         (222,000)      (269,000)
Intangibles                                 -       (1,117,000)      (998,000)
Goodwill                                    -         (480,000)      (531,000)
Investments                        (1,050,000)      (1,200,000)             -
Paid-in capital                      (884,000)         597,000              -
Retained deficit                   (1,843,000)      (1,569,000)    (1,798,000)
Sales                                       -         (450,000)      (591,000)
Inventory write-off                   413,000                -              -
Other expense                               -         (133,000)      (591,000)
Amortization                                -         (142,000)      (139,000)
Research and development                    -         (271,000)             -
Stock option expense                  232,000        1,564,000              -

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

Consolidated Companies                         Domicile            Ownership
-----------------------                       ----------          -----------
Everbloom Health Food Pte. Ltd                 Singapore             100%
Everbloom International Technology Ptd. Ltd.   Singapore             100%
Everbloom Mushroom (Kent) Ltd.                 United Kingdom        100%
Everbloom Mushroom Pte. Ltd.                   Singapore             100%
Mycoceuticals Ltd.                             United Kingdom        100%
MycoPharma Pte. Ltd.                           Singapore             100%
MycoTechnology Ltd.                            United Kingdom        100%

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

         The Company reviews its investments periodically and an impairment loss, if any, is recorded.


                  Associated  Companies               Domicile        Ownership
         ------------------------------------      ---------------   -----------
         Everbloom Biotechnology (Canada)  Ltd          Canada            50%
         Ever-Bloom Nutraceuticals Sdn Bhd              Malaysia          30%
         Medmyco. Ltd                                   Israel            25%
         PT Randhoetatah Cemerlang                      Indonesia         50%

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

         Revenue recognition
         Revenue is recognized when the earning process is complete and the risks and rewards of ownership have transferred to the customer, which is generally considered to have occurred the same day as delivery or shipment of the product. However, exports require an irrevocable letter of credit. The letter of credit is realized by the Company upon presenting the relevant shipping documents to the bank and then the revenue is recognized. The Company has no significant sales returns or allowances.

         The sale of license is recognized upon measurable economic performance by the purchaser and collectibility is assured. However, expenses, if any, are charged to expense as incurred. Under the terms of a current agreement there is no instance in which revenue would be deferred. There have been no sales during the three year period ended December 31, 2001 for which economic performance was measurable. There were no sales to third parties for the three year period ended December 31, 2001. All related company sales of licenses have been eliminated.

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

5.       INVENTORIES

          Inventories are summarized as follows:

                                                        December 31,
                                             -----------------------------------
                                                2001                    2000
                                             ----------              -----------
             Raw materials                   $ 396,075                $ 347,469
             Finished products                 209,608                  316,707
                                             ----------               ----------
                                             $ 605,683                $ 664,176
                                             ==========               ==========

          Certain inventory is pledged as collateral for loans.

6.       PROPERTY, PLANT AND EQUIPMENT

                                                         December 31,
                                             -----------------------------------
                                                2001                    2000
                                             ----------              -----------
             Leasehold improvements          $ 996,678               $ 996,678
             Machinery and equipment         1,315,914               1,516,165
             Other                             131,824                 188,483
                                             ----------              -----------
                                             2,444,416               2,701,281
             Less accumulated depreciation  (2,143,748)             (2,223,785)
                                             ----------              -----------
                                             $300,668                $ 477,496
                                             ==========              ===========

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

                                                        December 31,
                                                --------------------------------
                                                   2001                  2000
                                                -----------           ----------
                        Linzir Brand Name        $ 216,860            $ 230,800
                        Accumulated Amortization  (108,430)             (92,320)
                                                -----------           ----------
                                                 $ 108,430            $ 138,480
                                                ===========           ==========

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


14. FINANCE LEASE CREDITORS

         Obligations under finance lease contract are as follow:

                                                       2001            2000
                                                     ---------       ---------
                Minimum lease installments payable
                within one financial year            $ 46,290         $ 54,450
                after one financial year but
                within five financial years            51,615          115,217
                                                     ----------      ---------
                                                       97,905          169,667
                Finance charges allocated to future
                periods                               (13,605)         (18,492)
                                                     -----------     ---------
                Present value of finance lease
                liabilities                          $ 84,300         $151,175
                                                     ===========     =========
                Due within 12 months                 $ 30,944         $ 48,978
                                                     ===========     =========
                Due after 12 months                  $ 53,356         $102,197
                                                     ===========     =========

15.      THE MYCOBIOTECH SHARE OPTION SCHEME FOR DIRECTORS AND EMPLOYEES
         ("SCHEME")

         The Company adopted a share option scheme in 1997 and amended the plan in 2000 to cover all employees and Directors.

         Share options are offered for a period of thirty days to the directors and employees. The directors and employees have to pay the Company only one S $ (approximately $.54) upon acceptance of the offer. The date of acceptance is considered the grant date for purposes of evaluating compensation to be recognized by the Company. The Company takes into consideration recent sales for cash to third parties in valuing the stock option. The option may be exercised at any time after the date of grant by paying the exercise price but no later than five years from the date the share option was granted. The shares under option may be exercised in full or in 1,000 shares or a multiple thereof on the payment of the exercise price. Options granted are cancelled when the option holder ceases to be a full-time employee of the Company or any corporation in the MycoBiotech Group subject to certain exceptions at the discretion of the Company.

         It is intended that this scheme will lapse when the Company's shares are listed on an Exchange and another scheme would be introduced to comply with the requirements of the Exchange.

         A summary of the status of the company's share options as of December 31, 2001, 2000, and 1999 and the changes during the years ended on those dates are presented below:

                                                       Weighted Average
                                            Shares   Exercise Price Per Share
                                           --------  ------------------------
        Outstanding and exercisable at
                January 1, 1999            170,000         S$ 1.00
                Granted                    240,000         S$ 1.00
                Exercised                        -               -
                Forfeited                  (10,000)              -
                Expired                          -               -
                                         -----------
        Outstanding and exercisable at
                December 31, 1999          400,000         S$ 1.00
                Granted                  1,070,000          S$1.00
                Exercised                        -               -
                Forfeited                  (63,500)              -
                Expired                          -               -
                                         -----------
        Outstanding and exercisable at
                December 31, 2000        1,406,500         S$ 1.00
                Granted                  2,191,000         S$ 1.44
                Exercised                 (510,000)        S$ 1.00
                Forfeited                        -
                Expired                          -
                                         -----------
        Outstanding and exercisable at
                December 31, 2001        3,087,500         S$ 1.31

  Weighted-average fair value of options granted in 2001           S $ 0.41
  Weighted-average fair value of options granted in 2000           S $ 2.85
  Weighted-average fair value of options granted in 1999           S $ 0.16

         The following table summarizes information about the stock options outstanding at December 31, 2001:

                                                        Weighted Average
                                                        Remaining
        Exercise Prices                 Options         Contractual Life
       ------------------              ----------      -------------------
        S$ 1.00                         1,702,500         3.5 years
        S$ 1.70                         1,385,000           5 years
                                       -----------       ------------
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

     During 2001 and 2000, the Company has incurred compensation expense of $231,903 and $1,564,160 respectively under APB No.25 for the difference between the fair value and the exercise price of grants. Had the compensation cost for stock options granted to employees been determined under SFAS 123, net loss and basic and diluted net loss per share for the years ended December 31, 2001, 2000 and 1999 would have changed as indicated in the following pro forma amounts:

                                           2001         2000             1999
                                          ------       ------          -------
       Net loss                       $ (4,031,204)   $(3,408,237)    $(688,120)
       As reported                    $  4,298,580    $(3,508,926)    $(690,274)
       Proforma
       Basic and diluted net loss
       per share                      $      (0.26)   $     (0.26)    $   (0.07)
       As reported                    $      (0.27)   $     (0.28)    $   (0.07)
       Proforma


16.      TAXATION

         Taxes are calculated in accordance with regulations in which the Company and its subsidiaries are located.

         Taxes are calculated on a separate entity basis since consolidation is not allowed.

         The provisions for income taxes for the years ended December 31 are summarized as follows:

                                 2001            2000            1999
                               --------        --------        ---------
                Current        $    -         $ 43,878        $ 31,484
                Deferred            -                -               -
                               --------        --------        ---------
                               $    -         $ 43,878        $ 31,484

         Deferred income taxes are provided for the temporary differences between financial reporting and tax basis of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                                        2001            2000
                                                      ---------       ---------
                Deferred tax assets:
                Net operating losses                 $2,941,000      $ 574,859
                Capital allowances                        3,141              -
                Valuation allowances                 (2,944,141)      (574,859)
                                                    -------------    -----------
                Deferred tax liabilities             $        -      $       -
                                                    =============    ===========

         The net operating losses and capital allowances do not expire under current regulations.

         A reconciliation of income tax computed at the nominal statutory corporate tax rate to the provision for income taxes at December 31 is as follows:

                                          2001            2000          1999
                                        --------        --------       --------
                Income taxes at
                nominal rate         $ (1,016,667)    $ (852,059)    $ (167,030)
                Permanent and
                valuation differences   1,016,667        895,937        198,514
                                      -----------      ----------     ----------
                                     $          -     $   43,878     $   31,484
                                      ===========      ==========     ==========

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

                  MYCOBIOTECH, LTD AND SUBSIDIARIES
               CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                       (UNITED STATES DOLLARS)

                                ASSETS

                                            September 30,       December 31,
                                                2002               2001
                                                ----               ----
CURRENT ASSETS
Cash and cash equivalents                $     231,314         $   47,108
Cash and bank balances - restricted            306,661            328,958
Trade receivables                              480,814            497,646
Stock subscription receivable                        -            319,689
Inventory:
Raw material                                    40,633            264,956
Finished goods                                 302,867            200,386
Packing materials                              152,909            140,341
Prepaid expenses and deposits                   80,890             68,366
Deferred offering expense                      270,576             71,775
Other                                           43,916             39,778
                                           ------------        -----------
TOTAL CURRENT ASSETS                         1,910,580          1,979,003
PROPERTY, PLANT AND EQUIPMENT                  341,636            300,668
INVESTMENTS                                     39,849             38,368
INTANGIBLE                                      95,892            108,430
DEPOSIT TO SUPPLIER                             92,064             88,255
                                           ------------        -----------
TOTAL ASSETS                               $ 2,480,021        $ 2,514,724
                                           ============        ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

                                                September 30,       December 31,
                                                    2002               2001
                                                   -------           ---------

CURRENT LIABILITIES
Bank overdraft secured                           $  140,193       $   352,110
Short-term debt unsecured interest free                   -           108,430
Open letters of credit                                                159,569
Trade payables                                      686,536           647,228
Other payables and accrued expenses                 565,571           775,507
Income tax payable                                    4,355            31,700
Related parties                                      99,342           278,556
                                                -------------     -------------
TOTAL CURRENT LIABILITIES                         1,495,997         2,353,100
                                                -------------     -------------
LONG-TERM LIABILITIES
Unsecured convertible bonds                          33,785           119,274
Grant                                                39,847            38,366
Long-term lease obligations                           8,984            53,356
                                                -------------     -------------
TOTAL LONG-TERM LIABILITIES                          82,616           210,996
SHAREHOLDERS' EQUITY
Common stock , S $1.00 par value,
50,000,000 authorized; 25,593,548 and
21,109,542 issued and outstanding at
September 30, 2002 and December 31, 2001         14,865,787        12,307,813
Paid-in capital                                   4,798,845         4,310,606
Retained deficit                                (18,895,348)      (16,773,032)
Accumulated other comprehensive income              132,124           105,241
                                                -------------     -------------
Total Shareholders' Equity (Deficit)                901,408           (49,372)
                                                -------------     -------------

Total Liabilities and Shareholders' Deficit     $ 2,480,021        $ 2,514,724
                                                =============     =============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                         Nine months ended September 30,
                                           2002                    2001
                                           ----                    ----
SALE OF MUSHROOM PRODUCTS             $ 2,651,861             $ 2,627,344
COST OF SALES                           2,413,679               1,836,286
                                      -------------            -----------
GROSS PROFIT                              238,182                 791,058

DEPRECIATION AND AMORTIZATION              86,405                  85,614

GENERAL AND ADMINISTRATIVE EXPENSES

Personnel expense                         882,366                 874,670

Rent expense                              219,806                 323,190

Other                                     962,194                 872,053
                                      -------------            -----------
LOSS FROM OPERATIONS                   (1,912,589)             (1,364,469)

OTHER INCOME (LOSS)
Interest expense                          (57,877)               (108,951)
Equity investment loss                   (177,076)               (431,983)
Other                                      25,226                  87,827
                                      --------------           ------------
LOSS BEFORE TAXATION                   (2,122,316)             (1,817,576)
PROVISION FOR INCOME TAXES                      -                       -
                                      --------------           ------------
NET LOSS                               (2,122,316)             (1,817,576)
                                      --------------           ------------
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation               26,882                 109,060
                                      --------------           ------------
COMPREHENSIVE LOSS                   $ (2,095,434)           $ (1,708,516)
                                      ==============           =============
BASIC AND DILUTED LOSS PER SHARE     $      (0.09)                $ (0.11)
                                      ==============           =============
BASIC WEIGHTED AVERAGE SHARES          22,083,645              15,178,661
                                      ==============           =============

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                          CONSOLIDATED LOSS STATEMENTS
                       AND COMPREHENSIVE LOSS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                            Three months ended September 30,
                                              2002                    2001
                                              ----                    ----
SALE OF MUSHROOM PRODUCTS                  $ 817,319               $ 880,970
COST OF SALES                                811,428                 428,507
                                            --------                --------
GROSS PROFIT                                   5,891                 452,463
DEPRECIATION AND AMORTIZATION                 26,404                  21,108
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel expense                            329,542                 221,594
Rent expense                                  66,862                  83,757
Other                                        319,891                 529,218
                                            --------                --------
LOSS FROM OPERATIONS                        (736,808)               (403,214)
OTHER INCOME (LOSS)
Interest expense                             (30,992)                (34,382)
Equity investment gain/loss                  (90,105)               (431,983)
Other                                         21,431                  38,942
                                             --------               ---------
LOSS BEFORE TAXATION                        (836,474)               (830,637)
PROVISION FOR INCOME TAXES                         -                       -
                                             --------               ---------
NET LOSS                                    (836,474)               (830,637)
                                             --------               ---------
OTHER COMPREHENSIVE INCOME
Foreign currency translation                  (6,281)               (114,778)
                                             --------               ---------
COMPREHENSIVE LOSS                        $ (842,755)             $ (945,415)
                                             ========              ==========
BASIC AND DILUTED LOSS PER SHARE          $    (0.04)                $ (0.06)
                                             ========              ==========
BASIC WEIGHTED AVERAGE SHARES             23,582,224              16,621,005
                                          ===========             ===========

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                Nine months ended September 30,
                                                   2002                  2001
                                                   ----                  ----

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                    $ (2,122,316)          $(1,817,576)
                                             ------------           -----------

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED BY OPERATING ACTIVITIES:
Depreciation and amortization                     86,405                 85,614
(INCREASE) DECREASE IN ASSETS:
Trade receivables                                 16,832                360,423
Inventory                                        109,274               (334,007)
Prepaid expenses and deposits                    (12,524)               194,014
Deferred offering expenses                      (198,801)               (21,779)
Other                                             (4,138)               (46,874)

INCREASE (DECREASE) IN LIABILITIES:
Trade payables                                    39,308               (103,037)
Other payables and accrued expenses             (209,936)               142,000
Related parties                                 (179,214)               (47,252)
Income tax payable                               (27,345)               (58,567)
                                              -----------             ----------
Net cash used by operating activities         (2,502,455)            (1,647,041)
                                              -----------            -----------

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (UNITED STATES DOLLARS)

                                                 Nine months ended September 30,
                                                     2002               2001
                                                     ----               ----
CASH FLOWS FROM INVESTING ACTIVITIES

Deposit to supplier                                  (3,809)            (9,861)
Investment                                           (1,481)             3,727
(Purchase) disposition of fixed assets             (114,835)            19,588
Increase in restricted cash                          22,297            (166,363)
                                                   ---------           ---------
Cash provided for investing activities              (97,828)          (152,909)
                                                    --------          ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft - net                               (352,110)            23,641
Short-term unsecured                                 31,763             (2,246)
Letters of credit - net                            (159,569)            75,084
Grant                                                 1,482                  -
Long-term leases                                    (44,372)           (69,366)
Sale of common stock                              2,960,724          1,658,034
Stock subscription receivable                       319,689                  -
                                                 -----------        -----------
Cash provided for (used by) financing
   activities                                     2,757,607          1,685,147
                                                 -----------        -----------
NET INCREASE (DECREASE) IN CASH AND
  BANK BALANCES                                     157,324           (114,803)
Effects of exchange rate changes                     26,882            109,060
Cash and bank balances, at beginning of period       47,108             74,755
                                                    -------            -------
Cash and bank balances, at end of period          $ 231,314           $ 69,012
                                                 ==========          =========

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

                        MYCOBIOTECH, LTD AND SUBSIDIARIES
                        VALUATION AND QUALIFYING ACCOUNTS
                         PROVISION FOR DOUBTFUL ACCOUNTS

      Balance at                                        Balance at
     Beginning of     Charged to                         end of
        Period         Expense          Deductions        Period

     $      -        $ 126,676  (1)    $      -         $       -      12/31/99
            -          291,705  (1)           -                 -      12/31/00
            -            23,16  (2)           -            23,162      12/31/01
                         99,80  (1)
       23,162                -            7,074 (3, 5)      16,08(5)    9/30/02

     (1) Direct write-off used for those years and for some trade accounts receivable in year 2001.

         There were no accounts receivable which required a reserve for doubtful accounts at December 31, 1999 and 2000.

     (2) Provision for doubtful accounts for trade accounts receivable at December 31, 2001.

     (3) Write-off of trade accounts receivable reserved at December 31, 2001.

     (4) Direct write-off of funds advanced during third quarter of 2002 to an associated company totaled $108,889. This amount is not included above. Associated company does not have the ability to repay the advance.

     (5) Unaudited