Form 20-F/A
MYCOBIOTECH LTD
filed 2003-05-13
CIK 1203457

As filed with the Securities and Exchange Commission on May 13, 2003

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


  *         Denotes previously filed.

                                               SIGNATURES


                                               MYCOBIOTECH LTD.

                                               By: Dr. Kok Kheng Tan
                                                ------------------------------
                                               Dr. Kok Kheng Tan,
                                               Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signatures                  Title                               Date
   ----------------             --------                           ---------


 /s/  Dr. Kok Kheng Tan,    Chairman of the Board and            May 13, 2003
---------------------       Chief Executive Officer
Dr Kok Kheng Tan


/s/ Victor Ang              Director                             May 13, 2003
---------------------
Victor Ang


/s/ Dr Alfred Wee Tiong Loh Director                             May 13, 2003
---------------------
Dr Alfred Wee Tiong Loh


/s/ David Soo Theng Lua     Director                             May 13, 2003
---------------------
David Soo Theng Lua


/s/ Professor Chin Tiong TanDirector                             May 13, 2003
---------------------
Professor Chin Tiong Tan


/s/ Jin Soon Tan            Director                             May 13, 2003
---------------------
Jin Soon Tan


 /s/ Eugene Lim             Chief Financial Officer and          May 13, 2003
---------------------       Secretary
Eugene Lim

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

Notes to Financial Statements                                         F-29

                          Independent Auditor's Report


       To the Board of Directors,
       MYCOBIOTECH, LTD
       Singapore


We have audited the accompanying consolidated balance sheet of MYCOBIOTECH, LTD and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended December 31, 2001, 2000 and 1999. Our audits also included the financial statement schedule listed in Item 18. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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